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06013166

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME ENM Holdings Ltd

*CURRENT ADDRESS

PROCESSED
MAY 09 2006
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 5701 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 5/8/06


安寧控股有限公司
ENM Holdings Limited
(Stock Code: 0128)

82-5701

RECEIVED

12-31-05
AR/S

annual report

05

CONTENTS

2	Chairman's Statement
4	Chief Executive's Statement
8	Biographies of Directors and Senior Management
11	Report of the Directors
17	Corporate Governance Report
26	Report of the Auditors
27	Consolidated Income Statement
28	Consolidated Balance Sheet
30	Consolidated Statement of Changes in Equity
32	Consolidated Cash Flow Statement
34	Balance Sheet
35	Notes to Financial Statements
100	Particulars of Properties
101	Five Year Financial Summary
102	Corporate Information

CHAIRMAN'S STATEMENT

I am pleased to present the annual report of ENM Holdings Limited (the "Company") and its subsidiaries (collectively referred to as the "Group") for the year ended 31 December 2005.

In June 2005, the Company's name was changed from "e-New Media Company Limited 安寧數碼科技有限公司" to "ENM Holdings Limited 安寧控股有限公司". The Group is currently engaged in different lines of businesses including the wholesale and retail of fashion wear and accessories, securities trading and investment holding, resort and recreational club operations and provision of telecommunications services. The new name better reflects the diversified business of the Company.

RESULTS

For the year ended 31 December 2005, the Group recorded a turnover of HK$242,536,000, representing an increase of 10% as compared with HK$221,273,000 for the previous year.

During the year under review, turnover from the retail fashion business increased by 20%, which was mainly attributable to the organic growth from its existing shops and the contribution from new shops opened during the year. Shops opened include Roberto Cavalli flagship at ifc mall, Christian Lacroix boutique at Harvey Nichols and Kenzo boutique at ifc mall.

The Group posted a net profit attributable to shareholders of HK$10,923,000, an increase of 55% as compared with HK$7,039,000 (as restated) for the previous year. Such increase in profit was mainly attributable to the substantial improvement in the performance of the Group's investments.

LOOKING AHEAD

The Group has co-operated with a hotel management company, in which the Group owns 35% interest, to convert the Shanghai Hilltop Country Club ("Shanghai Hilltop") into a Spa and 4-Star resort hotel. Shanghai Hilltop has been renamed "VivaSha". VivaSha has its soft opening in March 2006. The Board believes that VivaSha shall benefit from the continuing robust travel demand in the Mainland, buoyant global tourisms, business travel and the economic growth in Shanghai.

On the fashion retail business, the Group currently has 12 shops and department store counters with a total shopping floor area of 22,000 square feet. The Group aims to continue providing premium services and introducing top and up-and-coming brands to our customers. Given the shop rental gone-up, the Group has exercised tight controls on all overheads and has also improved the merchandising process in order to further enhance the profitability of the retail fashion business.

The Group continues to look for investment opportunities with good potential in order to enhance the Group's value and profitability. The Group's strong balance sheet and net cash position also provide the flexibility to capitalise on investment opportunities when circumstance arises.

APPRECIATION

I would like to take this opportunity to thank my fellow directors, dedicated employees, our supportive shareholders and our business partners for their confidence and continued support to the Group.

Joseph Wing Kong LEUNG
Chairman

Hong Kong, 7 April 2006

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

The Group reported a turnover of HK$242,536,000 (2004: HK$221,273,000) and consolidated profit attributable to equity holders of the Company amounting to HK$10,923,000 (2004: HK$7,039,000 (as restated)) for the year ended 31 December 2005. Earnings per share was HK$0.66 cents (2004: HK$0.43 cents (as restated)).

LIQUIDITY AND FINANCIAL POSITION

On 31 December 2005, the Group was in a solid financial position with cash and deposit holdings of HK$544,625,000 (2004: HK$581,007,000). On 31 December 2005, total borrowings stood at HK$17,862,000 (2004: HK$21,308,000) with HK$10,892,000 (2004: HK$12,758,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 2% at the year end date (2004: 2.4%). The current ratio on 31 December 2005 was 10.8 times (2004: 8.1 times).

On 31 December 2005, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars, United States dollars and Euros. Exchange differences were reflected in the audited financial statements. All borrowings of the Group are either on a floating rate basis or interest free.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

PLEDGE OF ASSETS

Pledges of the Group's fixed deposits of US$44,000 (2004: US$44,000) was given to bankers to secure general banking facilities to the extent of US$44,000 as of 31 December 2005 (2004: US$44,000).

BUSINESS REVIEW

Performance of the Group continues to improve during the year, benefiting from the overall economic environment. Rising interest rates and the upbeat market sentiment contributed to the substantial improvement in our investments and treasury activities.

The performance of the Group's lines of business continues to improve. The recreational club, VivaSha, the biggest of its kind in Shanghai, has completed its expansion and renovation, just in time for Shanghai's increase in commercial activities. Hilltop in Hong Kong continues to maintain its turnover but the premises require capital expenditure to cater to the changes of economic environment in Tsuen Wan. Telecommunications and technologies sector is improving, noticeably Smartdot and SENMTT. Swank continues to upgrade and expand its shops, but the operating margin is affected by rising rentals. In Bio-medical sector, Genovate's profit continues to improve for the 2nd year but Cardima has to overcome key challenges.

RESORT AND RECREATIONAL CLUB OPERATIONS

VivaSha

VivaSha, comprised of a 4-star Hotel Building with 320 rooms, a Clubhouse Building and an International Convention Centre, had its soft opening at the end of March 2006. The Clubhouse Building is equipped with indoor/outdoor swimming pools, spa and various sports facilities such as a gymnasium, a 200 meters golf driving range, tennis courts, a multi-function sport centre with badminton courts, table-tennis room, chess room, activity centre, etc. The International Convention Centre has seven multi-purpose conference halls/rooms and can serve more than 600 guests at one time.

Based on the high occupancy rate in hotels in Shanghai last year, Management believes this trend will continue for the next few years and benefit our new hotel. In addition, Management believes that the current strong demand of quality residential properties in Shanghai is a solid indication that Shanghai residents are more concerned about living quality than ever, which is a positive factor to our resort hotel business.

Hong Kong Hilltop Country Club ("Hilltop")

Turnover for 2005 remains steady. Accommodation facility, Chinese Restaurant and Banquet performed according to expectation. European Restaurant and Banquet registered a slight increase in revenue as a result of promotion programmes on meetings and training activities. More and more big corporations choose Hilltop as their meeting and training venues.

The gradual transformation of Tsuen Wan District benefits Hilltop in the long run with the opening of more tourist attractions. However, competition is expected to be keen as new hotels, conference and recreational facilities are completed. Maintenance and repair were implemented to make Hilltop more competitive.

TELECOMMUNICATIONS & TECHNOLOGIES

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in PRC through its Joint Venture, China e-Payment Service Ltd ("the JV") in Shanghai, with China UnionPay. In January 2005, both SinoPay and the JV completed a capital increase exercise. The Group's interest in SinoPay was increased from 7% to 9.2% and the Group's indirect interest in the JV was increased from 2.8% to 3.6% accordingly.

The proposed merger between China e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong controlled by China UnionPay at present for higher operating efficiency and market share, is under processing. Management believes that the merger between the two companies is highly synergistic and should result in significant improvement in the performance of the JV. The proposed merger is targeted to be completed in 2006.

CHIEF EXECUTIVE'S STATEMENT

TELECOMMUNICATIONS & TECHNOLOGIES (CONTINUED)

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China. Its core businesses are e-government projects and office automation. In 2005, Smartdot became a distributor for Workplace for Business Controls and Reporting, an IBM software product for business flow and control management. Together with its in-house developed software product "iOA (Integration Oriented Office Automation)", Smartdot has successfully introduced itself into the private sector market with its office automation product and services. In addition to the government, major customers include energy enterprises and financial institutions. Turnover has increased by 31% to RMB77.2 million. Profit after tax amounts to RMB6 million, a two-fold increase from last year. Smartdot aims to be a leading software and services provider for office automation services in China.

Wireless Network Card Business

Shanghai ENM Telecom & Technology Limited ("SENMTT")'s major business is providing wireless-enabled, turnkey solutions for corporate and individual customers who desire internet access in China or other countries. SENMTT collaborates with China Mobile Shanghai and China Unicom Shanghai to distribute GPRS and CDMA1X network cards in the Shanghai district. Management believes that the launch of 3G service in China in 2006 will provide business opportunities to SENMTT in Shanghai and nearby regions.

RETAIL FASHION

The Swank Shop Limited ("Swank")

Swank has registered a sales growth of 20% as compared to the previous year, despite a subdued consumer climate over the period caused by warmer weather, rising interest rates and higher fuel prices. Gross profit rose by 9% year-on-year resulting in a positive bottom line. A total of four points-of-sale were opened in prime locations while an equal number of poor performing outlets were closed after lease expiry.

Swank will continue to drive sales upward and improve margins in 2006. It will increase its focus on in-trend luxury products, and improve merchandise display and customer services. A total of three additional shops will be opened in 2006 while two of which are relocations. Design of new shops will provide customers with a better shopping environment.

BIO-MEDICAL

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan.

In 2005, Genovate launched a range of new drug products in the Taiwan market. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer. Its market share in Taiwan has increased favourably due to good efficacy and better safety profile, as compared to Taxol. Two newly marketed drugs, Urotrol and Glusafe, have received positive market acceptance in Taiwan. More and more doctors are prescribing Urotol, due to less incidence of the dry mouth side effect. On the other hand, sales for Glusafe are maturing due to intense market competition. In early 2005, for the first time Taiwan granted approval for two "once a day" new drugs, Loxol SR and Diabetrol SR. As several medical centres have started to prescribe Loxol SR, sales are expected to grow significantly in 2006. Diabetrol SR was launched for market in March 2006.

With regard to new drug discovery, Genovate has initiated two programs in collaboration with the government research institute ITRI. One is antigout NCE and the other is an antivomiting patch. Genovate's product pipeline will be further strengthened after these two products reach clinical development.

Cardima, Inc. ("Cardima")

Cardima, based in USA, is engaged in the development of medical devices for minimally invasive treatment of atrial fibrillation by utilising its Surgical Ablation System ("SAS") during heart surgery. The SAS, a combination of devices including the Revelation Tx microcatheter system, has already received marketing clearance through CE Mark approval in Europe. As for the U.S. market, Cardima has not been successful in securing Pre-Market Approval from the U.S. Food and Drug Administration according to plan. In 2005, the trading of Cardima shares was moved to the OTB Bulletin Board primarily due to non-compliance with the minimum trading price requirement of the Nasdaq Market.

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 271 full time staff with its main workforce stationed in the Group's offices in Hong Kong. The Group's remuneration policies are performance-based and are in line with salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonuses, external training support, and a performance-based share option scheme.

James C. NG
Chief Executive

Hong Kong, 7 April 2006

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Joseph Wing Kong LEUNG, 59, is the Chairman of the Group. Mr. Leung joined the Group in December 2000 as Executive Director and became Chairman in March 2001. He is also the Chairman of the Remuneration Committee of the Company. Mr. Leung is a Director of Chinachem Group companies. He has over 30 years of experience in finance and management in property development. Mr. Leung is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of The Real Estate Developers Association of Hong Kong.

Mr. James C. NG, 62, is the Chief Executive Officer of the Group. Mr. Ng has over 30 years of experience in the banking industry in Hong Kong and the United States. Prior to joining the Group in March 2001, Mr. Ng served as the CEO of the former First Pacific Bank in Hong Kong and the CEO of United Savings Bank in California. He also held senior positions at Chase Manhattan Bank in Hong Kong and the Far East Region. Mr. Ng holds a MBA Degree from Golden Gate University in San Francisco and a Bachelor Degree from St. Jose State University in the United States. Mr. Ng is a director of Chinachem Group companies and the former Chairman of the Employers' Federation in Hong Kong.

Mr. Derek Wai Choi LEUNG, 55, joined the Group in December 2000. He holds a BSc (Engineering) degree and is also a chartered accountant. Mr. Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a banking subsidiary of one of the largest banks in the world for about ten years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

Mr. Wing Tung YEUNG, 51, joined the Group as Executive Vice President in October 2001 and became Director in November 2002. Mr. Yeung is responsible for the investments of the Group. Prior to his appointment, Mr. Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than ten years, in charge of project investments and developments in Hong Kong, PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr. Yeung obtained his MBA from Indiana University, USA in 1978 and passed the board examination of the American Institute of Certified Public Accountants in the same year.

NON-EXECUTIVE DIRECTOR

Mr. Raymond Wai Pun LAU, 56, joined the Group in March 2001. He is the Senior Partner of Ford, Kwan & Co. Solicitors & Notaries. He is a solicitor of the High Court of Hong Kong and is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and China-appointed Attesting Officer.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr. Cecil Sze Tsung CHAO, 69, joined the Group in September 2004. Dr. Chao is the founder and Executive Chairman of Cheuk Nang (Holdings) Limited. Dr. Chao obtained a Bachelor of architecture degree, with honours, from The University of Durham, England and subsequently worked in the field of property, investment, finance, architecture and construction for forty years. He also worked for Hong Kong Government Building Department and Architectural Office and was elected as director of The Real Estate Developers Association of Hong Kong for over 20 years. Dr. Chao is a Hong Kong registered architect and a member of the Royal Institute of British Architect and has obtained Honorary Doctor Degree (Ph. D.) from the U.S. Morrison University. Dr. Chao is also awarded 2004's World Outstanding Chinese.

Dr. Jen CHEN, 51, joined the Group in February 2003. He has extensive experience and professional knowledge in the biopharmaceutical industry. Dr. Chen is the Chairman and General Manager of Genovate Biotechnology Company Limited in Taiwan. Prior to this appointment, Dr Chen was the Vice President of Asian Operation in Genelabs Technologies, Inc. in the US. He had also worked in Novartis Pharmaceuticals Corporation for eight years in areas of new drug discovery and research. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

Mr. Ian Grant ROBINSON, 66, joined the Group in September 2004. He is also the Chairman of the Audit Committee of the Company. Mr. Robinson heads up Robinson Management Limited, a consulting and management company. Prior to setting up his own firm in 1995, he has had 39 years of experience as a professional accountant and was a Senior Partner with Ernst and Young, one of the largest international accounting firms. He has been based in Hong Kong since 1980, servicing the Asian region, and has accounting experience in major countries around the world. He is the Chairman of Brek Energy Inc., a Nasdaq listed company and is a member of the Executive Committee of the Hong Kong Housing Society.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

SENIOR MANAGEMENT

Mr. David Kin Hay HONG, 58, is the Managing Director of The Swank Shop Limited ("Swank"). Mr. Hong joined the family business in 1974 after his graduation from business studies in England. He was in charge of the manufacturing arm of Swank in the first few years. In the early 1980's, Mr. Hong moved on to the retail business unit and has headed Swank since 1991. Mr. Hong has valuable experience in high fashion retailing.

Mr. Hong was awarded by the French President with the titles of *Chevalier de l'Ordre National du Merite in July 1996 and Chevalier de la Legion d'Honneur* in June 2003.

Mr. Kenneth Sai Lai WONG, 44, joined the Group in July 2001 as Vice President - Investments. He is responsible for the Group's business development. Prior to this appointment, Mr. Wong was the Vice President of Commercial Banking Business of First Pacific Bank, and Corporate Banking Officer of a major US bank where he gained international finance exposure in Chicago and New York. Before joining the banking industry, Mr. Wong had worked for an international accounting firm in performing project investment evaluation and feasibility study. Mr. Wong holds a Bachelor of Social Sciences Degree from the University of Hong Kong.

Mr. Victor Yiu Keung CHIANG, 41, joined the Group in November 2003. He is the Chief Financial Officer of the Group overseeing the financial management of the Group. He has over 15 years' experience in professional accountancy practice and financial management experience with listed companies. Graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration, he is an associated member of the Institute of Chartered Accountants in England & Wales, and a fellow member of the Hong Kong Institute of Certified Public Accountants and the Association of Chartered Certified Accountants. Mr. Chiang is also a Certified Public Accountant practising in Hong Kong.

REPORT OF THE DIRECTORS

The directors present their report and the audited financial statements of the Company and the Group for the year ended 31 December 2005.

CHANGE OF COMPANY NAME

Pursuant to a special resolution passed on 3 June 2005, the name of the Company was changed from "e-New Media Company Limited 安寧數碼科技有限公司" to "ENM Holdings Limited 安寧控股有限公司" with effect from 24 June 2005.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and securities trading. The principal activities of the subsidiaries comprise the wholesale and retail of fashion wear and accessories, provision of telecommunications services, resort and recreational club operations, and investment holding. There were no significant changes in the nature of the Group's principal activities during the year.

RESULTS AND DIVIDENDS

The Group's profit for the year ended 31 December 2005 and the state of affairs of the Company and the Group at that date are set out in the financial statements on pages 27 to 99.

The directors do not recommend the payment of any dividend for the year ended 31 December 2005 (2004: Nil).

SUMMARY FINANCIAL INFORMATION

A summary of the published results and assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the audited financial statements and reclassified as appropriate, is set out on page 101. This summary does not form part of the audited financial statements.

PROPERTY, PLANT AND EQUIPMENT AND INVESTMENT PROPERTIES

Details of movements in the property, plant and equipment, and investment properties of the Company and the Group during the year are set out in notes 13 and 14 to the financial statements, respectively.

Further details of the investment properties are set out on page 100.

DEBENTURES

Particulars of the club debentures of the Group are set out in note 28 to the financial statements.

REPORT OF THE DIRECTORS

SHARE CAPITAL AND SHARE OPTIONS

There were no movements in either the Company's authorised or issued share capital during the year. Details of movements in the Company's share options during the year, together with the reasons therefor, are set out in note 32 to the financial statements.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

RESERVES

Details of movements in the reserves of the Company and the Group during the year are set out in note 33(b) to the financial statements and in the consolidated statement of changes in equity on pages 30 and 31, respectively.

DISTRIBUTABLE RESERVES

At 31 December 2005, the Company had no reserves available for distribution as calculated in accordance with the provisions of Section 79B of the Companies Ordinance (2004: Nil).

MAJOR CUSTOMERS AND SUPPLIERS

The five largest customers accounted for less than 30% of the Group's total turnover for the year. The five largest suppliers accounted for approximately 40% of the Group's total purchases for the year and the largest supplier accounted for approximately 10% of the purchases.

None of the directors of the Company or any of their associates or any shareholders (which, to the best knowledge of the directors, own more than 5% of the Company's issued share capital) had any beneficial interest in the Group's five largest suppliers.

DIRECTORS

The directors of the Company during the year were:

EXECUTIVE DIRECTORS:

Mr. Joseph Wing Kong LEUNG (Chairman)
Mr. James C. NG (Chief Executive Officer)
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

NON-EXECUTIVE DIRECTOR:

Mr. Raymond Wai Pun LAU

INDEPENDENT NON-EXECUTIVE DIRECTORS:

Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

In accordance with article 101 of the Company's articles of association, Mr. Joseph Wing Kong LEUNG, Mr. Wing Tung YEUNG and Dr. Jen CHEN will retire by rotation at the forthcoming annual general meeting and, being eligible, will offer themselves for re-election.

DIRECTORS' AND SENIOR MANAGEMENT'S BIOGRAPHIES

Biographical details of the directors of the Company and the senior management of the Group are set out on pages 8 to 10 of the annual report.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable within one year without payment of compensation, other than statutory compensation.

DIRECTORS' INTERESTS IN CONTRACTS

No director had a material interest, either directly or indirectly, in any contract of significance to the business of the Group to which the Company or any of its subsidiaries was a party during the year.

REPORT OF THE DIRECTORS

DIRECTOR'S INTEREST IN SHARES

At 31 December 2005, the interest of a director in the shares of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the "SFO")), as recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO, or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers, was as follows:

Long position in ordinary shares of HK$0.01 each of the Company:

Name of director	Number of shares held through a controlled corporation	Percentage of the Company's issued share capital
Mr. Joseph Wing Kong LEUNG	200,000	0.012%

Save as disclosed above, as at 31 December 2005, none of the directors had registered an interest or short position in the shares, underlying shares or debentures of the Company or any of its associated corporations that was required to be recorded pursuant to Section 352 of the SFO, or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

DIRECTORS' RIGHTS TO ACQUIRE SHARES OR DEBENTURES

At no time during the year were rights to acquire benefits by means of the acquisition of shares in or debentures of the Company granted to any director or their respective spouse or minor children, or were any such rights exercised by them; or was the Company or any of its subsidiaries a party to any arrangement to enable the directors to acquire such rights in any other body corporate.

SHARE OPTION SCHEMES

Details of the Company's share option schemes are disclosed in note 32 to the financial statements.

EMOLUMENT POLICY

The emolument policy for the employees of the Group is set up by the Remuneration Committee on the basis of their merit, qualifications and competence.

The emoluments of the directors of the Company are decided by the Remuneration Committee, having regard to the Company's operating results, the directors' individual performance and comparable market statistics.

The Company has adopted share option schemes to provide incentives to executive directors and employees. The details of the schemes are set out in note 32 to the financial statements.

SUBSTANTIAL SHAREHOLDERS' INTERESTS IN SHARES

At 31 December 2005, the following interests of 5% or more of the issued share capital of the Company were recorded in the register of interests required to be kept by the Company pursuant to Section 336 of the SFO:

Long positions in ordinary shares of HK$0.01 each of the Company:

Name	Direct interest	Indirect interest	Number of shares held	Percentage of the Company's issued share capital
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms. Nina KUNG *(note)*	—	571,642,145	571,642,145	34.6%

Note: The interest disclosed under Ms. Nina KUNG represents her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Save as disclosed above, as at 31 December 2005, no person had registered an interest in the shares of the Company that was required to be recorded pursuant to Section 336 of the SFO.

CONNECTED TRANSACTIONS

On 26 August 2004, the Company entered into a tenancy agreement (the "Old Tenancy Agreement") with Hollywood Palace Company Limited (the "Landlord"), a company controlled by a substantial shareholder, in respect of the letting of Suites 1502 and 1521 on 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon for a term of eight months which commenced on 1 September 2004 at a monthly rent of HK$113,260 with a one month rent-free period.

On 28 April 2005, the Company entered into a new tenancy agreement (the "New Tenancy Agreement") with the Landlord in respect of the renewal of leases of the same premises under the Old Tenancy Agreement for a term of two years commencing on 1 May 2005 at a monthly rent of HK$145,620 with a four months rent-free period over the lease term. The New Tenancy Agreement constituted a continuing connected transaction for the Company under the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules").

The above mentioned continuing connected transaction has been reviewed by the independent non-executive directors of the Company who have confirmed that the transaction has been entered into:

(a) in the ordinary and usual course of business of the Company;

(b) on normal commercial terms; and

(c) in accordance with the terms of the New Tenancy Agreement that are fair and reasonable and in the interests of the shareholders of the Company as a whole.

CONNECTED TRANSACTIONS (CONTINUED)

The Company has received from the auditors a letter reporting that the continuing connected transaction:

(a) has been approved by the Company's board of directors; and

(b) has been entered into in accordance with the New Tenancy Agreement.

SUFFICIENCY OF PUBLIC FLOAT

As at the date of this report, the Company has maintained the prescribed public float under the Listing Rules, based on the information that is publicly available to the Company and within the knowledge of the directors.

AUDITORS

Ernst & Young were first appointed as auditors of the Company in 2004 to fill the vacancy following the resignation of KPMG.

Ernst & Young retire and a resolution for their reappointment as auditors of the Company will be proposed at the forthcoming annual general meeting.

On behalf of the board
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 7 April 2006

CORPORATE GOVERNANCE REPORT

The Company is committed to maintain good corporate governance standard and procedures to ensure the integrity, transparency and quality of disclosure in order to enhance the shareholders' value.

CORPORATE GOVERNANCE PRACTICES

The Stock Exchange has issued the Code on Corporate Governance Practices (the "CG Code") set out in Appendix 14 of the Listing Rules and the Corporate Governance Report (the "CG Report") set out in Appendix 23 of the Listing Rules, which, with one exception, were in force for the accounting periods commencing on or after 1 January 2005. The exception is in respect of Code Provision C.2 of the CG Code on internal controls and the disclosure requirements in the CG Report relating to the Company's internal controls, which will be effective for the accounting periods commencing on or after 1 July 2005.

In the opinion of the Directors, the Company has complied with the Code Provisions of the CG Code throughout the year ended 31 December 2005, except for Code Provision C.2 of the CG Code on internal controls, which are to be implemented for the accounting periods commencing on or after 1 July 2005 and the deviations in respect of the service term and the rotation of Directors under Code Provisions A.4.1 and A.4.2 of the CG Code.

Under Code Provision A.4.1 of the CG Code, Non-executive Directors should be appointed for a specific term and subject to re-election. Under Code Provision A.4.2 of the CG Code, all Directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

According to the Articles of Association of the Company, any Director appointed to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. As there are eight Directors and one-third of them shall retire subject to rotation, each Director is effectively appointed under a term of not more than 3 years. To align the Articles of Association of the Company with the CG Code, the Company will propose to amend its Articles of Association in the forthcoming annual general meeting.

BOARD OF DIRECTORS

(A) BOARD COMPOSITION

The Board currently comprises four Executive Directors, one Non-executive Director and three Independent Non-executive Directors, serving the important function of guiding the management.

The Board members for the year ended 31 December 2005 were:

Executive Directors

Mr. Joseph Wing Kong LEUNG (Chairman)
Mr. James C. NG (Chief Executive Officer)
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-executive Director

Mr. Raymond Wai Pun LAU

Independent Non-executive Directors

Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

The composition of the Board is reviewed regularly to ensure that it has a good balance of expertise, skills and experience, which can meet the requirements of the business of the Group. The Directors' biographical information is set out on pages 8 and 9.

The composition of the Board, by category of Directors, including names of Chairman, Executive Directors, Non-executive Director and Independent Non-executive Directors, is disclosed in all corporate communications.

To the best knowledge of the Directors, there is no financial, business, family relationship among our Directors. All of them are free to exercise their independent judgment.

(B) CHAIRMAN AND CHIEF EXECUTIVE OFFICER

Mr. Joseph Wing Kong LEUNG serves as the Chairman of the Board and Mr. James C. NG serves as the Chief Executive Officer of the Group.

The Chairman's responsibility is to manage the Board and the Chief Executive Officer's responsibility is to manage the Group's business. The division of responsibility between the Chairman and the Chief Executive Officer is clearly defined.

The Chairman is also responsible for ensuring that all Directors are properly briefed on issues arising at Board meetings and receive adequate and reliable information in a timely manner.

BOARD OF DIRECTORS (CONTINUED)

(C) INDEPENDENT NON-EXECUTIVE DIRECTORS

Pursuant to Rules 3.10(1) and 3.10(2) of the Listing Rules, the Company has appointed three Independent Non-executive Directors, of whom Mr. Ian Grant ROBINSON has appropriate professional qualifications and experience in financial matters.

The Company has received, from each of the Independent Non-executive Directors, an annual confirmation of his independence pursuant to Rule 3.13 of the Listing Rules. The Company considers all of the Independent Non-executive Directors to be independent.

(D) APPOINTMENTS, RE-ELECTION AND REMOVAL OF DIRECTORS

The Board as a whole is responsible for the selection and approval of candidates for appointment to the Board, and does not therefore establish a nomination committee.

None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

According to the Articles of Association of the Company, any Director appointed to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election.

At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. As there are eight Directors and one-third of them shall retire subject to rotation, each Director is effectively appointed under a term of not more than 3 years. To align the Articles of Association of the Company with the CG Code, the Company will propose to amend its Articles of Association in the forthcoming annual general meeting.

There was no change in the composition of the Board during the year ended 31 December 2005.

(E) RESPONSIBILITIES OF DIRECTORS

The Directors fully appreciate their role and duties as Directors of the Company.

New Directors will be given an introduction to the Group's major business activities, induction into their responsibilities and duties, and other regulatory requirements.

The Company Secretary is responsible for keeping all Directors updated on the Listing Rules and other relevant regulatory requirements.

BOARD OF DIRECTORS (CONTINUED)

(F) DIRECTORS' SECURITIES TRANSACTIONS

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") set out in Appendix 10 of the Listing Rules as the Company's code of conduct for dealings in securities of the Company by the Directors. Based on specific enquiry of all Directors, all Directors have complied with the required standard set out in the Model Code during the year ended 31 December 2005.

(G) BOARD MEETINGS

The Board meets regularly and held four Board meetings for the year ended 31 December 2005. The following was an attendance record of the Board meetings for the year ended 31 December 2005:

	Attendance
Executive Directors	
Mr. Joseph Wing Kong LEUNG (Chairman)	3/4
Mr. James C. NG (Chief Executive Officer)	4/4
Mr. Derek Wai Choi LEUNG	4/4
Mr. Wing Tung YEUNG	4/4
Non-executive Director	
Mr. Raymond Wai Pun LAU	3/4
Independent Non-executive Directors	
Dr. Cecil Sze Tsung CHAO	0/4
Dr. Jen CHEN	3/4
Mr. Ian Grant ROBINSON	4/4

The Directors can attend Board meetings in persons or through other means of electronic communication in accordance with the Company's Articles of Association.

The Directors are consulted to include matters for discussion in the agenda of Board meetings.

The Company gives notice of regular Board meetings at least 14 days in advance and reasonable notice for all other Board meetings.

The agenda and accompanying board papers are circulated not less than three days before the Board meetings to enable the Directors to make informed decisions on matters to be raised at the Board meetings.

The Directors have full access to the advice and services of the Company Secretary, who is responsible for providing Directors with board papers and related materials and ensuring that Board procedures, and all applicable rules and regulations, are followed.

BOARD OF DIRECTORS (CONTINUED)

(G) BOARD MEETINGS (CONTINUED)

The Company Secretary is responsible for taking minutes of Board meetings, which would be sent to all Directors within a reasonable time after each meeting and generally be made available for inspection by Directors. The minutes record the matters discussed and decisions resolved at Board meetings.

Should a potential conflict of interest involving a substantial shareholder or director arise, the matter is discussed in an actual Board meeting, as opposed to being dealt with by written resolution. Independent non-executive Directors are present at Board meetings dealing with conflict issues.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT

The Company established the Remuneration Committee in April 2002. In accordance with the requirements of the CG Code, the terms of reference of the Remuneration Committee were revised on 15 April 2005 in terms substantially the same as the provisions set out in the Code Provisions of the CG Code. The revised terms of reference of the Remuneration Committee are available on the Company's website.

The existing Remuneration Committee of the Company comprises the Chairman of the Company, Mr. Joseph Wing Kong LEUNG (Chairman of the Remuneration Committee) and two Independent Non-executive Directors, namely, Dr Cecil Sze Tsung CHAO and Mr. Ian Grant ROBINSON.

The principal responsibilities of the Remuneration Committee include making recommendations to the Board on the Company's policy and structure for all remuneration of Directors and senior management and reviewing the specific remuneration packages of all Executive Directors and senior management by reference to corporate goals and objectives resolved by the Board from time to time. No Director is involved in deciding his own remuneration.

The Remuneration Committee shall consult the Chairman and/or the Chief Executive Officer about their proposals relating to remuneration of other Directors and senior management.

The Remuneration Committee is provided with sufficient resources to discharge its duties and can take independent professional advice at the Company's expenses if considered necessary.

REMUNERATION OF DIRECTORS AND SENIOR MANAGEMENT (CONTINUED)

The Remuneration Committee held one meeting for the year ended 31 December 2005. The following was an attendance record of the Remuneration Committee meeting for the year ended 31 December 2005:

	Attendance
Mr. Joseph Wing Kong LEUNG	1/1
Dr. Cecil Sze Tsung CHAO	0/1
Mr. Ian Grant ROBINSON	1/1

During 2005, the Remuneration Committee's work included:

(i) Review of remuneration policy of Directors and senior management; and

(ii) Recommendation to the Board of the Directors' fee for 2006.

ACCOUNTABILITY AND AUDIT

(A) FINANCIAL REPORTING

The Board is responsible for presenting a balanced, clear and comprehensive, assessment of the Group's performance, position and prospects in all corporate communications.

The Directors shall have full access to Management for enquiries and to obtain information on the Group when necessary. The Directors are able to obtain independent professional advice at the Company's expenses whenever deemed necessary by the Directors.

The Directors acknowledge their responsibility for preparing the financial statements of the Group. The statement of the Auditors of the Company about their responsibilities on the financial statements of the Group is set out in the Report of the Auditors on page 26.

The Directors confirm that, to the best of their knowledge, information and belief, having made all reasonable enquiries, they are not aware of any material uncertainties relating to events or conditions that may cast significant doubt upon the Company's ability to continue as a going concern.

(B) INTERNAL CONTROLS

The Board has overall responsibilities for maintaining a sound and effective internal control system to safeguard the shareholders' investment and the Company's assets. The Board conducts regular reviews of the Group's internal control system.

ACCOUNTABILITY AND AUDIT (CONTINUED)

(C) AUDIT COMMITTEE

The Company established the Audit Committee in January 1999 with reference to "A Guide for the Formation of an Audit Committee" issued by the Hong Kong Institute of Certified Public Accountants (formerly known as Hong Kong Society of Accountants). In accordance with the requirements of the CG Code, the terms of reference of the Audit Committee were revised on 15 April 2005 in terms substantially the same as the provisions set out in the Code Provisions of the CG Code. The revised terms of reference of the Audit Committee are available on the Company's website.

The existing Audit Committee of the Company comprises one Non-executive Director, Mr. Raymond Wai Pun LAU and three Independent Non-executive Directors, namely Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON. It is chaired by an Independent Non-executive Director, Mr. Ian Grant ROBINSON.

None of the four Audit Committee members is a former partner of the external auditors one year before joining the Company.

The principal duties of the Audit Committee include the review and supervision of the Group's financial reporting system and internal control procedures, review of the Group's financial information and oversight of the relationship with the Auditors of the Company.

The Audit Committee is provided with sufficient resources to discharge its duties and can take independent professional advice at the Company's expenses if considered necessary.

For the year ended 31 December 2005, the Audit Committee held two meetings, in which the external auditors were in attendance. The following was an attendance record of the Audit Committee meetings for the year ended 31 December 2005:

	Attendance
Mr. Ian Grant ROBINSON	2/2
Dr. Cecil Sze Tsung CHAO	1/2
Dr. Jen CHEN	1/2
Mr. Raymond Wai Pun LAU	1/2

During 2005, the Audit Committee's work included:

(i) Review of the Group's interim and annual financial statements;

(ii) Review of the non-audit services provided by the external auditors; and

(iii) Recommendation to the Board of the reappointment of Ernst & Young as the Company's Auditors.

There was no disagreement between the Board and the Audit Committee on the selection, appointment, resignation or dismissal of the external auditors.

The Company Secretary is responsible for taking minutes of Audit Committee meetings, which would be sent to all committee members within a reasonable time after each meeting.

ACCOUNTABILITY AND AUDIT (CONTINUED)

(D) AUDITORS' REMUNERATION

For the year ended 31 December 2005, the Group's external auditors provided the following services to the Group:

	HK$'000
Audit services	1,618
Non-audit services	
Due diligence on potential investments	700
Taxation services	209
Review on connected parties transaction	20
	2,547

DELEGATION BY THE BOARD

(A) MANAGEMENT FUNCTIONS

The Board, led by the Chairman, is responsible for formulating overall group strategies and overseeing the management's performance. Management is responsible for the day-to-day operations of the Group under the leadership of the Chief Executive Officer.

Matters reserved for Board decision include:

(i) Formulation of long-term strategy;

(ii) Approving public announcements;

(iii) Approving material bank facilities;

(iv) Committing to material acquisitions and disposals;

(v) Committing to material connected transactions; and

(vi) Reviewing internal control system.

(B) BOARD COMMITTEES

The Board currently has three Board Committees, including two corporate governance related committees (being the Audit Committee and the Remuneration Committee) and the Investment Committee. All Board Committees have clear written terms of reference. Board Committees report regularly to the Board on their work and findings.

COMMUNICATION WITH SHAREHOLDERS

(A) EFFECTIVE COMMUNICATION

In order to develop and maintain continuing relationships with the shareholders of the Company, the Company establishes various communication channels to facilitate and enhance communication:

(i) interim and annual reports are sent to shareholders of the Company;

(ii) the annual general meeting provides a forum for shareholders of the Company to raise comments and exchange views with the Board;

(iii) updated and key information of the Group is available on the Company's website; and

(iv) the Company's website offers a communication channel between the Company and its shareholders.

The Chairman and the Directors are available at general meetings to answer questions raised by shareholders of the Company. To facilitate enforcement of shareholders' rights, separate resolutions are proposed at general meetings on each substantially separate issue, including the election of individual Directors.

The Chairman of the Board, the Chairman of the Audit Committee, the Chairman of the Remuneration Committee and all Executive Directors attended the 2005 Annual General Meeting of the Company (the "2005 AGM"). The Company's Auditors also attended the 2005 AGM.

(B) VOTING BY POLL

The procedures for demanding and conducting a poll is disclosed in all the Company's circulars to shareholders accompanying the notice of general meetings. These procedures are also explained by the chairman of general meetings at the commencement of the meetings.

Votes cast for each resolution dealt in general meetings are properly counted and recorded.

REPORT OF THE AUDITORS

ERNST & YOUNG

TO THE MEMBERS
ENM HOLDINGS LIMITED
(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 27 to 99 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently. It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with Section 141 of the Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. An audit includes an examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2005 and of the profit and cash flows of the Group for the year then ended and have been properly prepared in accordance with the Companies Ordinance.

Ernst & Young
Certified Public Accountants

Hong Kong, 7 April 2006

CONSOLIDATED INCOME STATEMENT

Year ended 31 December 2005

	Notes	**2005**	2004
		HK$'000	*HK$'000*
			(Restated)
REVENUE	5	**242,536**	221,273
Cost of sales		**(110,221)**	(93,510)
Gross profit		**132,315**	127,763
Other income and gains	5	**5,859**	17,409
Selling and distribution costs		**(68,359)**	(55,808)
Administrative expenses		**(74,041)**	(80,548)
Other operating income/(expenses), net		**16,631**	(16,781)
Fair value change/write-back of deficits on revaluation of properties	6	**6,397**	25,611
Finance costs	7	**(969)**	(377)
Share of profits and losses of associates		**(2,883)**	(5,112)
PROFIT BEFORE TAX	6	**14,950**	12,157
Tax	10	**43**	159
PROFIT FOR THE YEAR		**14,993**	12,316
Attributable to:			
Equity holders of the Company	11	**10,923**	7,039
Minority interests		**4,070**	5,277
		14,993	12,316
DIVIDENDS		**Nil**	Nil
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	12		
Basic		**0.66 cents**	0.43 cents
Diluted		**N/A**	N/A

CONSOLIDATED BALANCE SHEET

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	13	**80,326**	74,198
Investment properties	14	**109,700**	96,200
Prepaid land premiums	15	**3,140**	3,217
Goodwill	16	**6,610**	6,610
Interests in jointly-controlled entities	18	**—**	—
Interests in associates	19	**17,348**	9,633
Available-for-sale equity investments/ long term investments	20	**35,503**	35,489
Total non-current assets		**252,627**	225,347
CURRENT ASSETS			
Inventories	21	**34,920**	33,910
Trade receivables	22	**7,105**	11,710
Prepayments, deposits and other receivables		**37,407**	28,651
Prepaid land premiums	15	**77**	77
Equity investments at fair value through profit or loss/short term investments	23	**148,736**	149,296
Due from an associate	19	**—**	641
Pledged deposits	24	**342**	342
Time deposits	24	**515,379**	531,741
Cash and bank balances	24	**29,246**	49,266
Total current assets		**773,212**	805,634
CURRENT LIABILITIES			
Trade and other payables	25	**55,270**	81,819
Interest-bearing bank and other borrowings	26	**3,978**	6,597
Current portion of debentures	28	**1,684**	954
Other loans	29	**5,230**	5,207
Tax payable		**5,497**	5,436
Total current liabilities		**71,659**	100,013
NET CURRENT ASSETS		**701,553**	705,621
TOTAL ASSETS LESS CURRENT LIABILITIES		**954,180**	930,968

CONSOLIDATED BALANCE SHEET (CONTINUED)

31 December 2005

	Notes	**2005**	2004
		HK$'000	*HK$'000*
			(Restated)
TOTAL ASSETS LESS CURRENT LIABILITIES		**954,180**	930,968
NON-CURRENT LIABILITIES			
Debentures	28	**6,673**	8,550
Interest-bearing bank and other borrowings	26	**297**	—
Deferred revenue		**27,868**	20,870
Total non-current liabilities		**34,838**	29,420
Net assets		**919,342**	901,548
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital	31	**16,507**	16,507
Reserves	33(a)	**871,428**	858,859
		887,935	875,366
Minority interests		**31,407**	26,182
Total equity		**919,342**	901,548

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

Year ended 31 December 2005

	Attributable to equity holders of the Company									
	Issued share capital HK$'000	Share premium account HK$'000	Capital redemption reserve HK$'000	Special reserve HK$'000 (note 31(b)(ii))	Revaluation reserve HK$'000	Exchange fluctuation reserve HK$'000	Accumulated losses HK$'000	Total HK$'000	Minority interests HK$'000	Total equity HK$'000
At 1 January 2004										
As previously reported	16,507	1,189,721	478	808,822	33	2,008	(1,106,258)	911,311	20,006	931,317
Prior year adjustment:										
HKAS 17										
- Separation of the land and buildings components of owner-occupied properties *(notes 2.2(e) & 2.4(b))*	–	–	–	–	–	–	(44,129)	(44,129)	–	(44,129)
As restated	16,507	1,189,721	478	808,822	33	2,008	(1,150,387)	867,182	20,006	887,188
Surplus on revaluation *(note 13)*	–	–	–	–	1,349	–	–	1,349	899	2,248
Exchange realignment	–	–	–	–	–	(204)	–	(204)	–	(204)
Total income and expense for the year recognised directly in equity	–	–	–	–	1,349	(204)	–	1,145	899	2,044
Net profit for the year (as restated)	–	–	–	–	–	–	7,039	7,039	5,277	12,316
At 31 December 2004	16,507	1,189,721	478	808,822	1,382	1,804	(1,143,348)	875,366	26,182	901,548

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (CONTINUED)

Year ended 31 December 2005

	Attributable to equity holders of the Company										
	Issued share capital *HK$'000*	**Share premium account** *HK$'000*	**Capital redemption reserve** *HK$'000*	**Special reserve** *HK$'000* *(note 31(b)(ii))*	**Revaluation reserve** *HK$'000*	**Available-for-sale equity investment revaluation reserve** *HK$'000*	**Exchange fluctuation reserve** *HK$'000*	**Accumulated losses** *HK$'000*	**Total** *HK$'000*	**Minority interests** *HK$'000*	**Total equity** *HK$'000*
At 1 January 2005											
As previously reported	16,507	1,189,721	478	808,822	1,382	—	1,804	(1,092,642)	926,072	26,182	952,254
Prior year adjustment											
HKAS 17											
- Separation of the land and buildings components of owner-occupied properties *(notes 2.2(e) & 2.4(b))*	—	—	—	—	—	—	—	(50,706)	(50,706)	—	(50,706)
As restated	16,507	1,189,721	478	808,822	1,382	—	1,804	(1,143,348)	875,366	26,182	901,548
Surplus on revaluation *(note 13)*	—	—	—	—	1,732	—	—	—	1,732	1,155	2,887
Changes in fair value of available-for-sale equity investment	—	—	—	—	—	(783)	—	—	(783)	—	(783)
Impairment recognised in the income statement	—	—	—	—	—	783	—	—	783	—	783
Exchange realignment	—	—	—	—	—	—	(86)	—	(86)	—	(86)
Total income and expenses for the year recognised directly in equity	—	—	—	—	1,732	—	(86)	—	1,646	1,155	2,801
Net profit for the year	—	—	—	—	—	—	—	10,923	10,923	4,070	14,993
At 31 December 2005	**16,507**	**1,189,721**	**478**	**808,822**	**3,114**	**—**	**1,718**	**(1,132,425)**	**887,935**	**31,407**	**919,342**

CONSOLIDATED CASH FLOW STATEMENT

Year ended 31 December 2005

	Notes	**2005**	2004
		HK$'000	*HK$'000*
			(Restated)
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before tax		**14,950**	12,157
Adjustments for:			
Depreciation	6	**7,795**	5,548
Amortisation of deferred revenue	6	**(400)**	—
Recognition of prepaid land premiums	6	**77**	77
Goodwill amortisation and impairment	6	**—**	2,057
Finance costs	7	**969**	377
Dividend income from listed investments	5	**(4,182)**	(5,624)
Interest income	5	**(19,130)**	(7,767)
Share of profits and losses of associates		**2,883**	5,112
Gain on disposal of an associate		**—**	(23)
Fair value change/write-back of deficits on revaluation:			
Investment properties	6	**(3,785)**	(21,789)
Resort and recreational club properties	6	**(2,612)**	(3,822)
Write-back of accrued payables	6	**(17,339)**	(8,017)
Provision/(write-back of provision) for loans to an associate	6	**(4,095)**	1,365
Provision for other receivables	6	**1,936**	8,670
Gain on disposal of items of property, plant and equipment	6	**(29)**	(333)
Impairment of items of property, plant and equipment	6	**242**	—
Net realised and unrealised gains on short term investments	6	**—**	(14,170)
Impairment of long term investments	6	**—**	22,988
Fair values losses, net:			
Available-for-sale equity investments	6	**783**	—
Equity investments at fair value through profit or loss	6	**4,169**	—
Foreign exchange gains, net		**(1,755)**	(239)
Operating loss before working capital changes		**(19,523)**	(3,433)
Increase in inventories		**(1,010)**	(3,569)
Decrease in trade receivables		**4,605**	1,764
Increase in prepayments, deposits and other receivables		**(3,454)**	(172)
Decrease in trade and other payables		**(11,021)**	(25,444)
Decrease in amounts due from associates		**641**	223
Decrease in amounts due to an associate		**—**	(2,866)
Cash used in operations		**(29,762)**	(33,497)
Interest received		**11,608**	7,894
Dividends received from listed investments		**1,899**	5,624
Hong Kong profits tax refunded		**7**	328
Overseas taxes refunded/(paid)		**97**	(15)
Net cash outflow from operating activities		**(16,151)**	(19,666)

CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

Year ended 31 December 2005

	Notes	**2005** **HK$'000**	2004 *HK$'000* *(Restated)*
Net cash outflow from operating activities		**(16,151)**	(19,666)
CASH FLOWS FROM INVESTING ACTIVITIES			
Purchases of items of property, plant and equipment		**(8,230)**	(3,177)
Purchases of equity investments at fair value through profit or loss		**(12,915)**	—
Deposit paid for an increase in investment in an associate		**—**	(2,567)
Increase in available-for-sale equity investments/long term investments		**(798)**	—
Increase in an investment in an associate		**(8,013)**	—
Repayments of advances to associates		**4,077**	281
Proceeds from disposal of an associate		**—**	2,150
Proceeds from disposal of items of property, plant and equipment		**49**	3,136
Proceeds from disposal of equity investments at fair value through profit or loss/short term investments		**9,304**	7,115
Decrease in pledged deposits		**—**	47,194
Increase in non-pledged time deposits with original maturity of more than three months when acquired		**(417,796)**	—
Net cash inflow/(outflow) from investing activities		**(434,322)**	54,132
CASH FLOWS FROM FINANCING ACTIVITIES			
New bank loans		**39,408**	12,269
Repayment of bank loans		**(42,118)**	(52,352)
Redemption of debentures		**(327)**	(540)
Capital element of finance lease payments		**(68)**	—
Interest paid		**(607)**	(377)
Net cash outflow from financing activities		**(3,712)**	(41,000)
NET DECREASE IN CASH AND CASH EQUIVALENTS		**(454,185)**	(6,534)
Cash and cash equivalents at beginning of year		**581,007**	587,522
Effect of foreign exchange rate changes, net		**7**	19
CASH AND CASH EQUIVALENTS AT END OF YEAR		**126,829**	581,007
ANALYSIS OF BALANCES OF CASH AND CASH EQUIVALENTS			
Cash and bank balances	24	**29,246**	49,266
Non-pledged time deposits with original maturity of less than three months when acquired		**97,583**	531,741
		126,829	581,007

BALANCE SHEET

31 December 2005

	Notes	2005 HK$'000	2004 HK$'000 (Restated)
NON-CURRENT ASSETS			
Property, plant and equipment	13	**—**	—
Investment properties	14	**122,700**	118,200
Interests in subsidiaries	17	**210,400**	205,806
Interests in associates	19	**292**	274
Total non-current assets		**333,392**	324,280
CURRENT ASSETS			
Equity investments at fair value through profit or loss/short term investments	23	**138,980**	136,584
Prepayments, deposits and other receivables		**9,420**	1,448
Pledged deposits	24	**342**	342
Time deposits	24	**515,379**	531,741
Cash and bank balances	24	**1,094**	5,106
Total current assets		**665,215**	675,221
CURRENT LIABILITIES			
Due to subsidiaries	17	**70,577**	77,992
Trade and other payables	25	**3,297**	3,352
Total current liabilities		**73,874**	81,344
NET CURRENT ASSETS		**591,341**	593,877
Net assets		**924,733**	918,157
EQUITY			
Issued capital	31	**16,507**	16,507
Reserves	33(b)	**908,226**	901,650
Total equity		**924,733**	918,157

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer

NOTES TO FINANCIAL STATEMENTS

31 December 2005

1. CORPORATE INFORMATION

ENM Holdings Limited is a limited liability company incorporated in Hong Kong. The registered office of the Company is located at Suite 1502, 15/F, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong.

During the year, the Group was involved in the following principal activities:

- wholesale and retail of fashion wear and accessories
- provision of telecommunications services
- resort and recreational club operations
- investment holding and securities trading

2.1 BASIS OF PREPARATION

These financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations) ("HK-Ints") issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain leasehold buildings and equity investments, which have been measured at fair value as further explained below. These financial statements are presented in Hong Kong dollars ("HK$") and all values are rounded to the nearest thousand (HK$'000) except where otherwise indicated.

Basis of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries for the year ended 31 December 2005. The results of subsidiaries are consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. All significant intercompany transactions and balances within the Group are eliminated on consolidation.

Minority interests represent the interests of outside shareholders in the results and net assets of the Company's subsidiaries.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS

The following new and revised HKFRSs affect the Group and are adopted for the first time for the current year's financial statements:

HKAS 1	Presentation of Financial Statements
HKAS 2	Inventories
HKAS 7	Cash Flow Statements
HKAS 8	Accounting Policies, Changes in Accounting Estimates and Errors
HKAS 10	Events after the Balance Sheet Date
HKAS 12	Income Taxes
HKAS 14	Segment Reporting
HKAS 16	Property, Plant and Equipment
HKAS 17	Leases
HKAS 18	Revenue
HKAS 19	Employee Benefits
HKAS 21	The Effects of Changes in Foreign Exchange Rates
HKAS 23	Borrowing Costs
HKAS 24	Related Party Disclosures
HKAS 27	Consolidated and Separate Financial Statements
HKAS 28	Investments in Associates
HKAS 31	Interests in Joint Ventures
HKAS 32	Financial Instruments: Disclosure and Presentation
HKAS 33	Earnings per Share
HKAS 36	Impairment of Assets
HKAS 37	Provisions, Contingent Liabilities and Contingent Assets
HKAS 39	Financial Instruments: Recognition and Measurement
HKAS 40	Investment Property
HKFRS 2	Share-based Payment
HKFRS 3	Business Combinations
HK(SIC)-Int 21	Income Taxes – Recovery of Revalued Non-depreciable Assets
HK-Int 2	The Appropriate Accounting Policies for Hotel Properties
HK-Int 4	Leases – Determination of the Length of Lease Term in respect of Hong Kong Land Leases

The adoption of HKASs 2, 7, 8, 10, 12, 14, 16, 18, 19, 21, 23, 27, 28, 31, 33 and 37, HK(SIC)-Int 21 and HK-Int 4 has had no material impact on the accounting policies of the Group and the Company and the methods of computation in the Group's and the Company's financial statements.

HKAS 1 has affected the presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and other disclosures.

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

The impact of adopting the other HKFRSs by the Group is summarised as follows:

(a) HKAS 32 and HKAS 39 - Financial Instruments

In prior years, the Group classified its investments in equity securities intended to be held for continuing strategic or long term purposes as investment securities, within long term investments, and stated these investments at cost less any impairment losses on an individual investment basis. Other long term investments in equity securities intended to be held on a long term basis but without specific documented purpose were stated at their fair values, on an individual investment basis, and classified as other securities, also within long term investments, and the gains or losses arising from changes in the fair values of such securities were credited or charged to the income statement in the year in which they arose.

Upon the adoption of HKASs 32 and 39, these securities are classified as available-for-sale investments. Available-for-sale investments are those non-derivative investments in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other categories of financial assets as defined in HKAS 39. After initial recognition, each available-for-sale investment is measured at fair value with gains or losses recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement. When the fair value of unlisted equity securities cannot be reliably measured because (1) the variability in the range of reasonable fair value estimates is significant for that investment, or (2) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less impairment losses.

In prior years, the Group classified its investments in equity securities for trading purposes as short term investments, and were stated at their fair values on an individual basis with gains and losses recognised in the income statement. Upon the adoption of HKAS 39, these securities held by the Group at 1 January 2005 are designated as financial assets at fair value through profit or loss under the transitional provisions of HKAS 39 and accordingly are stated at fair value with gains or losses being recognised in the income statement.

The adoption of HKAS 39 has not resulted in any change in the measurement of the Group's investments in equity securities.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

(b) HKAS 40 - Investment Property and HK-Int 2 - The Appropriate Accounting Policies for Hotel Properties

Changes in accounting policies relating to investment properties are as follows:

(i) *Changes in the fair values of investment properties*

In prior years, changes in the fair values of investment properties were dealt with as movements in the investment property revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on a portfolio basis, the excess of the deficit was charged to the income statement. Any subsequent revaluation surplus was credited to the income statement to the extent of the deficit previously charged.

Upon the adoption of HKAS 40, gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

The adoption of HKAS 40 has had no effect on the Group's consolidated income statement and opening balances of accumulated losses as at 1 January 2005 and 2004 since the Group recorded net revaluation deficits in prior years and had no investment revaluation reserve at these dates.

(ii) *Reclassification of resort and recreational club properties*

In prior years, all resort and recreational club properties of the Group were classified separately from investment properties and were stated at valuation less accumulated depreciation and any impairment losses. Changes in the fair values of resort and recreational club properties were dealt with as movements in the revaluation reserve. If the total of this reserve was insufficient to cover a deficit, on an individual basis, the excess of the deficit was charged to the income statement. Any subsequent revaluation surplus was credited to the income statement to the extent of the deficit previously charged. Upon the disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations was transferred to accumulated losses as a movement in reserves.

Upon the adoption of HKAS 40 and HK-Int 2, only owner-managed properties are regarded as owner-occupied properties and stated at valuation less accumulated depreciation and any impairment losses. On the other hand, if a property owner's position is, in substance, be that of a passive investor and is not significantly exposed to the cash flows generated by the property, the property is distinguished from owner-occupied properties and is classified as an investment property.

The adoption of HKAS 40 and HK-Int 2 has resulted in the reclassification of the Group's resort and recreational club properties located in Shanghai, Mainland China, as investment properties. The effects of this change in accounting policy are summarised in note 2.4 to the financial statements. In accordance with HKAS 40 and HK-Int 2, comparative amounts have been restated.

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

(c) HKFRS 2 - Share-based Payment

In prior years, no recognition and measurement of share-based transactions in which employees (including executive directors) were granted share options over shares in the Company were required until such options were exercised by employees, at which time the share capital and share premium were credited with the proceeds received.

Upon the adoption of HKFRS 2, when employees (including executive directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in cumulative expense recognised as at the beginning and end of period.

Any dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 under which the new recognition and measurement policies have not been applied to options granted to employees on or before 7 November 2002. The adoption of HKFRS 2 has had no effect on the Group's consolidated income statement and accumulated losses since all outstanding options of the Group were granted to employees before 7 November 2002.

Details of the employee share option schemes of the Group are set out in note 32.

(d) HKFRS 3 - Business Combinations and HKAS 36 - Impairment of Assets

In prior years, goodwill arising on acquisitions prior to 1 January 2001 was eliminated against the consolidated capital reserves in the year of acquisition and was not recognised in the income statement until disposal or impairment of the acquired businesses.

Goodwill arising on acquisitions on or after 1 January 2001 was capitalised and amortised on the straight-line basis over its estimated useful life and was subject to impairment testing when there was any indication of impairment.

The adoption of HKFRS 3 and HKAS 36 has resulted in the Group ceasing annual goodwill amortisation and commencing testing for impairment at the cash-generating unit level annually (or more frequently if events or changes in circumstances indicate that the carrying value may be impaired). Any impairment loss recognised for goodwill is not reversed in a subsequent period.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.2 IMPACT OF NEW AND REVISED HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

(d) HKFRS 3 - Business Combinations and HKAS 36 - Impairment of Assets (Continued)

The transitional provisions of HKFRS 3 have required the Group to eliminate at 1 January 2005 the carrying amounts of accumulated amortisation with a corresponding adjustment to reduce the cost of goodwill. Goodwill previously eliminated against the consolidated capital reserves remains eliminated against the consolidated capital reserves and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

The effects of the above changes are summarised in note 2.4 to the financial statements. In accordance with the transitional provisions of HKFRS 3, comparative amounts have not been restated.

(e) HKAS 17 - Leases

In prior years, all leasehold land and buildings of the Group held for own use as well as its owner-occupied recreational club located in Hong Kong, included within the "resort and recreational club properties" category of property, plant and equipment, were stated at valuation less accumulated depreciation and any impairment losses. Depreciation was generally recognised over the terms of the leases.

Upon the adoption of HKAS 17, the Group's leasehold interest in the recreational club located in Hong Kong is separated into its leasehold land and buildings. The leasehold land is classified as an operating lease since the ownership title to the land interest is not expected to pass to the Group by the end of the lease term, and is reclassified from property, plant and equipment to prepaid land premiums, while the buildings continue to be included within the "resort and recreational club properties" category of property, plant and equipment and is stated at valuation, as determined using depreciated replacement costs basis, less depreciation and any impairment losses. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. In respect of the lease payments for interests in leasehold land and buildings which cannot be allocated reliably between the land and building elements at inception, the entire lease payments are included as finance leases and have continued to be stated at valuation less accumulated depreciation and any impairment losses.

The effects of the above changes are summarised in note 2.4 below. In accordance with HKAS 17, comparative amounts have been restated.

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS

The Group has not applied the following new and revised HKFRSs, that have been issued but are not yet effective, in these financial statements. Unless otherwise stated, these HKFRSs are effective for annual periods beginning on or after 1 January 2006:

HKAS 1 Amendment	Capital Disclosures
HKAS 19 Amendment	Actuarial Gains and Losses, Group Plans and Disclosures
HKAS 21 Amendment	Net Investment in a Foreign Operation
HKAS 39 Amendment	Cash Flow Hedge Accounting of Forecast Intragroup Transactions
HKAS 39 Amendment	The Fair Value Option
HKAS 39 & HKFRS 4 Amendments	Financial Guarantee Contracts
HKFRSs 1 & 6 Amendments	First-time Adoption of Hong Kong Financial Reporting Standards and Exploration for and Evaluation of Mineral Resources
HKFRS 6	Explorations for and Evaluation of Mineral Resources
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC)-Int 4	Determining whether an Arrangement contains a Lease
HK(IFRIC)-Int 5	Rights to Interests arising from Decommissioning, Restoration and Environmental Rehabilitation Funds
HK(IFRIC)-Int 6	Liabilities arising from Participating in a Specific Market - Waste Electrical and Electronic Equipment
HK(IFRIC)-Int 7	Applying the Restatement Approach under HKAS 29 Financial Reporting and in Hyperinflationary Economies

The HKAS 1 Amendment shall be applied for annual periods beginning on or after 1 January 2007. The revised standard will affect the disclosures about qualitative information about the Group's objective, policies and processes for managing capital; quantitative data about what the Company regards as capital; and compliance with any capital requirements and the consequences of any non-compliance.

HKFRS 7 will incorporate the disclosure requirements of HKAS 32 relating to financial instruments. This HKFRS shall be applied for annual periods beginning on or after 1 January 2007.

In accordance with the amendments to HKAS 39 regarding financial guarantee contracts, financial guarantee contracts are initially recognised at fair value and are subsequently measured at the higher of (i) the amount determined in accordance with HKAS 37 and (ii) the amount initially recognised, less, when appropriate, cumulative amortisation recognised in accordance with HKAS 18.

The HKAS 19 Amendment, HKAS 39 Amendment regarding cash flow hedge accounting of forecast intragroup transactions, HKFRSs 1 and 6 Amendments, HKFRS 6, HK(IFRIC)-Int 5 and HK(IFRIC)-Int 6 do not apply to the activities of the Group. HK(IFRIC)-Int 7 shall be applied for annual periods beginning on or after 1 March 2006.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.3 IMPACT OF ISSUED BUT NOT YET EFFECTIVE HONG KONG FINANCIAL REPORTING STANDARDS (CONTINUED)

Except as stated above, the Company expects that the adoption of the other pronouncements listed above will not have any significant impact on the Group's financial statements in the period of initial application.

2.4 SUMMARY OF IMPACT OF CHANGES IN ACCOUNTING POLICIES

(a) Effect on the consolidated balance sheet

(Increase/(decrease))	HKAS 40 and HK-Int 2- Reclassification of resort and recreational club properties	HKAS 17- Separation of the land and buildings components of owner-occupied properties	HKFRS 3- Discontinuation of amortisation of goodwill	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*
	(note 2.2(b)(ii))	*(note 2.2(e))*	*(note 2.2(d))*	
At 1 January 2005				
Property, plant and equipment	(92,000)	(54,000)	—	(146,000)
Investment properties	92,000	—	—	92,000
Goodwill	—	—	—	—
Prepaid land premiums	—	3,294	—	3,294
Accumulated losses	—	50,706	—	50,706
At 31 December 2005				
Property, plant and equipment	**(105,000)**	**(56,800)**	**—**	**(161,800)**
Investment properties	**105,000**	**—**	**—**	**105,000**
Goodwill	**—**	**—**	**352**	**352**
Prepaid land premiums	**—**	**3,217**	**—**	**3,217**
Accumulated losses	**—**	**53,583**	**(352)**	**53,231**

(b) Effect on the opening balances of accumulated losses

	Note	Increase in accumulated losses
		HK$'000
At 1 January 2004		
HKAS 17 - Separation of the land and buildings components of owner-occupied properties	2.2(e)	44,129
At 1 January 2005		
HKAS 17 - Separation of the land and buildings components of owner-occupied properties	2.2(e)	50,706

2.4 SUMMARY OF IMPACT OF CHANGES IN ACCOUNTING POLICIES (CONTINUED)

(c) Effect on the consolidated income statement

Increase/(decrease) in profit	HKAS 40 and HK-Int 2- Decrease in depreciation of resort and recreational club properties HK$'000 (note 2.2(b))	HKAS 40 and HK-Int 2- Decrease in write-back of deficits on revaluation of properties HK$'000 (note 2.2(b))	HKFRS 3- Discontinuation of amortisation of goodwill HK$'000 (note 2.2(d))	HKAS 17- Decrease in depreciation of owner-occupied properties HK$'000 (note 2.2(e))	HKAS 17- Decrease in write-back of deficits on revaluation of properties HK$'000 (note 2.2(e))	HKAS 17- Amortisation of prepaid land premiums for land lease payments HK$'000 (note 2.2(e))	Total HK$'000
Year ended 31 December 2005							
Other operating income/ (expenses), net	5,111	–	352	1,271	–	(77)	6,657
Write-back of deficits on revaluation of properties	–	(5,111)	–	–	(4,071)	–	(9,182)
Net decrease in profit							(2,525)
Decrease in basic earnings per share							(0.15) cents
Decrease in diluted earnings per share							N/A
Year ended 31 December 2004							
Other operating income/(expenses), net	2,631	–	–	1,038	–	(77)	3,592
Write-back of deficits on revaluation of properties	–	(2,631)	–	–	(7,538)	–	(10,169)
Net decrease in profit							(6,577)
Decrease in basic earnings per share							(0.40) cents
Decrease in diluted earnings per share							N/A

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Subsidiaries

A subsidiary is a company, other than a jointly-controlled entity, in which the Company, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors; or over which the Company has a contractual right to exercise a dominant influence with respect to that entity's operation and financial policies.

The results of subsidiaries are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in subsidiaries are stated at cost less any impairment losses.

Joint ventures

A joint venture is an entity set up by contractual arrangement, whereby the Group and other parties undertake an economic activity. The joint venture operates as a separate entity in which the Group and the other parties have an interest.

The joint venture agreement between the venturers stipulates the capital contributions of the joint venture parties, the duration of the joint venture entity and the basis on which the assets are to be realised upon its dissolution. The profits and losses from the joint venture's operations and any distributions of surplus assets are shared by the venturers, either in proportion to their respective capital contributions, or in accordance with the terms of the joint venture agreement.

A joint venture is treated as:

(a) a subsidiary, if the Group, directly or indirectly, controls more than half of its voting power or issued share capital or controls the composition of its board of directors;

(b) a jointly-controlled entity, if the Group does not have unilateral control, but has joint control, directly or indirectly, over the joint venture;

(c) an associate, if the Group does not have unilateral or joint control, but holds, directly or indirectly, generally not less than 20% of the joint venture's registered capital and is in a position to exercise significant influence over the joint venture; or

(d) an equity investment accounted for in accordance with HKAS 39, if the Group holds, directly or indirectly, less than 20% of the joint venture's registered capital and has neither joint control of, nor is in a position to exercise significant influence over, the joint venture.

Jointly-controlled entities

A jointly-controlled entity is a joint venture that is subject to joint control, resulting in none of the participating parties having unilateral control over the economic activity of the jointly-controlled entity.

The Group's share of the post-acquisition results and reserves of jointly-controlled entities is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in jointly-controlled entities are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Associates

An associate is an entity, not being a subsidiary or a jointly-controlled entity, in which the Group has a long term interest of generally not less than 20% of the equity voting rights and over which it is in a position to exercise significant influence.

The Group's share of the post-acquisition results and reserves of associates is included in the consolidated income statement and consolidated reserves, respectively. The Group's interests in associates are stated in the consolidated balance sheet at the Group's share of net assets under the equity method of accounting, less any impairment losses.

The results of associates are included in the Company's income statement to the extent of dividends received and receivable. The Company's interests in associates are treated as non-current assets and are stated at cost less any impairment losses.

Goodwill

Goodwill arising on the acquisition of subsidiaries represents the excess of the cost of the business combination over the Group's interest in the net fair value of the acquirees' identifiable assets acquired, and liabilities and contingent liabilities assumed as at the date of acquisition.

Goodwill on acquisitions for which the agreement date is on or after 1 January 2005

Goodwill arising on acquisition is recognised in the consolidated balance sheet as an asset, initially measured at cost and subsequently at cost less any accumulated impairment losses.

The carrying amount of goodwill is reviewed for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired.

For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash-generating units, or groups of cash-generating units, that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is so allocated:

- represents the lowest level within the Group at which the goodwill is monitored for internal management purposes; and
- is not larger than a segment based on either the Group's primary or the Group's secondary reporting format determined in accordance with HKAS 14 "Segment Reporting".

Impairment is determined by assessing the recoverable amount of the cash-generating unit (group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (group of cash-generating units) is less than the carrying amount, an impairment loss is recognised.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Goodwill (Continued)

Where goodwill forms part of a cash-generating unit (group of cash-generating units) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained.

An impairment loss recognised for goodwill is not reversed in a subsequent period.

Goodwill previously eliminated against the consolidated reserves

Prior to the adoption of SSAP 30 "Business Combinations" in 2001, goodwill arising on acquisition was eliminated against the consolidated capital reserves in the year of acquisition. On the adoption of HKFRS 3, such goodwill remains eliminated against the consolidated capital reserves and is not recognised in profit or loss when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

Impairment of assets

Where an indication of impairment exists, or when annual impairment testing for an asset is required (other than inventories, financial assets, investment properties and goodwill), the asset's recoverable amount is estimated. An asset's recoverable amount is calculated as the higher of the asset's or cash-generating unit's value in use and its fair value less costs to sell, and is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets, in which case, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is recognised only if the carrying amount of an asset exceeds its recoverable amount. In assessing value in use, the estimated future cash flows are discounted to their present value using a pretax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. An impairment loss is charged to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

An assessment is made at each reporting date as to whether there is any indication that previously recognised impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. A previously recognised impairment loss of an asset other than goodwill is reversed only if there has been a change in the estimates used to determine the recoverable amount of that asset, however not to an amount higher than the carrying amount that would have been determined (net of any depreciation/amortisation), had no impairment loss been recognised for the asset in prior years. A reversal of such impairment loss is credited to the income statement in the period in which it arises, unless the asset is carried at a revalued amount, in which case the reversal of the impairment loss is accounted for in accordance with the relevant accounting policy for that revalued asset.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Related parties

A party is considered to be related to the Group if:

(a) the party, directly or indirectly through one or more intermediaries, (i) controls, is controlled by, or is under common control with, the Group; (ii) has an interest in the Group that gives it significant influence over the Group; or (iii) has joint control over the Group;

(b) the party is an associate;

(c) the party is a jointly-controlled entity;

(d) the party is a member of the key management personnel of the Group or its parent;

(e) the party is a close member of the family of any individual referred to in (a) or (d);

(f) the party is an entity that is controlled, jointly controlled or significantly influenced by or for which significant voting power in such entity resides with, directly or indirectly, any individual referred to in (d) or (e); or

(g) the party is a post-employment benefit plan for the benefit of employees of the Group, or of any entity that is a related party of the Group.

Property, plant and equipment and depreciation

Property, plant and equipment, are stated at cost or valuation less accumulated depreciation and any impairment losses. The cost of an item of property, plant and equipment comprises its purchase price and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditure incurred after items of property, plant and equipment have been put into operation, such as repairs and maintenance, is normally charged to the income statement in the period in which it is incurred. In situations where it can be clearly demonstrated that the expenditure has resulted in an increase in the future economic benefits expected to be obtained from the use of an item of property, plant and equipment, and where the cost of the item can be measured reliably, the expenditure is capitalised as an additional cost of that asset or as a replacement.

Valuations are performed frequently enough to ensure that the fair value of a revalued asset does not differ materially from its carrying amount.

Changes in the values of property, plant and equipment are dealt with as movements in the asset revaluation reserve. If the total of this reserve is insufficient to cover a deficit, on an individual asset basis, the excess of the deficit is charged to the income statement. Any subsequent revaluation surplus is credited to the income statement to the extent of the deficit previously charged. On disposal of a revalued asset, the relevant portion of the revaluation reserve realised in respect of previous valuations is transferred to accumulated losses as a movement in reserves.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property, plant and equipment and depreciation (Continued)

Depreciation is calculated on the straight-line basis to write off the cost or valuation of each item of property, plant and equipment to its residual value over its estimated useful life:

Leasehold land and buildings *(note)*	Over the remaining lease terms
Resort and recreational club properties	Over the remaining lease terms
Leasehold improvements	Over the shorter of the remaining lease terms and 5 to 6 years
Furniture, fixtures and equipment	2 to 7 years
Communications equipment	6 years
Motor vehicles	3 to 5 years

Note: These represent buildings situated on leasehold land where the fair values of the leasehold interests in the land and buildings elements cannot be separated reliably at the inception of the respective leases.

Where parts of an item of property, plant and equipment have different useful lives, the cost or valuation of that item is allocated on a reasonable basis among the parts and each part is depreciated separately.

Residual values, useful lives and the depreciation method are reviewed, and adjusted if appropriate, at each balance sheet date.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss on disposal or retirement recognised in the income statement in the year the asset is derecognised is the difference between the net sales proceeds and the carrying amount of the relevant asset.

Investment properties

Investment properties are interests in land and buildings (including the leasehold interest under an operating lease for property which would otherwise meet the definition of an investment property) held to earn rental income and/or for capital appreciation, rather than for use in the production or supply of goods or services or for administrative purposes; or for sale in the ordinary course of business. Such properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are stated at fair value, which reflects market conditions at the balance sheet date.

Gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

Any gains or losses on the retirement or disposal of an investment property are recognised in the income statement in the year of the retirement or disposal.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Leases

Leases that transfer substantially all the rewards and risks of ownership of assets to the Group, other than legal title, are accounted for as finance leases. At the inception of a finance lease, the cost of the leased asset is capitalised at the present value of the minimum lease payments and recorded together with the obligation, excluding the interest element, to reflect the purchase and financing. Assets held under capitalised finance leases are included in property, plant and equipment, and depreciated over the shorter of the lease terms and the estimated useful lives of the assets. The finance costs of such leases are charged to the income statement so as to provide a constant periodic rate of charge over the lease terms.

Assets acquired through hire purchase contracts of a financing nature are accounted for as finance leases, but are depreciated over their useful lives.

Leases where substantially all the rewards and risks of ownership of assets remain with the lessor are accounted for as operating leases. Where the Group is the lessor, assets leased by the Group under operating leases are included in non-current assets, and rentals receivable under the operating leases are credited to the income statement on the straight-line basis over the lease terms. Where the Group is the lessee, rentals payable under the operating leases net of any incentives received from the lessor are charged to the income statement on the straight-line basis over the lease terms. Contingent rentals are charged to the income statement for the period in which they are incurred.

Prepaid land premiums under operating leases are initially stated at cost and subsequently recognised on the straight-line basis over the lease terms. When the lease payments cannot be allocated reliably between the land and buildings elements, the entire lease payments are included in the cost of the land and buildings as a finance lease in property, plant and equipment.

Investments and other financial assets

Applicable to the year ended 31 December 2004:

The Group classified its equity investments, other than subsidiaries, associates and jointly-controlled entities, as long term investments and short term investments.

Long term investments

Long term investments in listed and unlisted equity securities, intended to be held for a continuing strategic and long term purpose, are stated at cost less any impairment losses, on an individual investment basis, and classified as investment securities. When a decline in the fair value of an investment security below its carrying amount has occurred, unless there is evidence that the decline is temporary, the carrying amount of the security is reduced to its fair value, as estimated by the directors. The amount of the impairment is charged to the income statement for the period in which it arises. When the circumstances and events which led to the impairment in value cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future, the amount of the impairment previously charged is credited to the income statement to the extent of the amount previously charged.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (Continued)

Long term investments (Continued)
Other long term investments in listed and unlisted equity securities, intended to be held on a long term basis but without specific documented purpose, are stated at their fair values at the balance sheet date, on an individual investment basis, and classified as other securities. The fair values of such listed securities are their quoted market prices at the balance sheet date and the fair values of such unlisted securities are estimated by the directors. The gains or losses arising from changes in the fair values are credited or charged to the income statement in the year in which they arise.

Short term investments
Short term investments in listed equity securities, intended to be held for trading, are stated at their fair values at the balance sheet date, on an individual investment basis. The fair values of such listed securities are their quoted market prices at the balance sheet date. The gains or losses arising from changes in the fair values of such securities are credited or charged to the income statement in the year in which they arise.

Applicable to the year ended 31 December 2005:

Financial assets in the scope of HKAS 39 are classified as financial assets at fair value through profit or loss, loans and receivables, or available-for-sale financial assets, as appropriate. When financial assets are recognised initially, they are measured at fair value, plus, in the case of investments not at fair value through profit or loss, directly attributable transaction costs. The Group determines the classification of its financial assets after initial recognition and, where allowed and appropriate, re-evaluates this designation at the balance sheet date.

All regular way purchases and sales of financial assets are recognised on the trade date, i.e., the date that the Group commits to purchase the asset. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the marketplace.

Financial assets at fair value through profit or loss
Financial assets classified as held for trading are included in the category "financial assets at fair value through profit or loss". Financial assets are classified as held for trading if they are acquired for the purpose of sale in the near term. Gains or losses on investments held for trading are recognised in the income statement.

Loans and receivables
Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in the income statement when the loans and receivables are derecognised or impaired, as well as through the amortisation process.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments and other financial assets (Continued)

Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets in listed and unlisted equity securities that are designated as available for sale or are not classified in any of the other two categories. After initial recognition, available-for-sale financial assets are measured at fair value, with gains or losses recognised as a separate component of equity until the investment is derecognised or until the investment is determined to be impaired, at which time the cumulative gain or loss previously reported in equity is included in the income statement.

When the fair value of unlisted equity securities cannot be reliably measured because (a) the variability in the range of reasonable fair value estimates is significant for that investment or (b) the probabilities of the various estimates within the range cannot be reasonably assessed and used in estimating fair value, such securities are stated at cost less any impairment losses.

Fair value

The fair value of investments that are actively traded in organised financial markets is determined by reference to quoted market bid prices at the close of business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions; reference to the current market value of another instrument, which is substantially the same; a discounted cash flow analysis; and option pricing models.

Impairment of financial assets (applicable to the year ended 31 December 2005)

The Group assesses at each balance sheet date whether there is any objective evidence that a financial asset or group of financial assets is impaired.

Assets carried at amortised cost

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition). The carrying amount of the asset is reduced either directly or through the use of an allowance account. The amount of the impairment loss is recognised in profit or loss.

The Group first assesses whether objective evidence of impairment exists individually for financial assets that are individually significant, and individually or collectively for financial assets that are not individually significant. If it is determined that no objective evidence of impairment exits for an individually assessed financial asset, whether significant or not, the asset is included in a group of financial assets with similar credit risk characteristics and that group is collectively assessed for impairment. Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognised are not included in a collective assessment of impairment.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Impairment of financial assets (applicable to the year ended 31 December 2005) (Continued)

Assets carried at amortised cost (Continued)

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment loss is reversed. Any subsequent reversal of an impairment loss is recognised in the income statement, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at cost

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Impairment losses on these assets are not reversed.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between the cost (net of any principal payment and amortisation) and its current fair value, less any impairment loss previously recognised in profit or loss, is transferred from equity to the income statement. Impairment losses on equity instruments classified as available for sale are not reversed through profit or loss.

Derecognition of financial assets (applicable to the year ended 31 December 2005)

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is derecognised where:

- the rights to receive cash flows from the asset have expired;

- the Group retains the rights to receive cash flows from the asset, but assumed an obligation to pay them in full without material delay to a third party under a "pass-through" arrangement; or

- the Group has transferred its rights to receive cash flows from the asset and either (a) has transferred substantially all the risks and rewards of the asset, or (b) has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Derecognition of financial assets (applicable to the year ended 31 December 2005) (Continued)

Where continuing involvement takes the form of a written and/or purchased option (including a cash-settled option or similar provision) on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except in the case of a written put option (including a cash-settled option or similar provision) on an asset measured at fair value, where the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

Interest-bearing loans and borrowings

All loans and borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs.

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

Gains and losses are recognised in net profit or loss when the liabilities are derecognised as well as through the amortisation process.

Derecognition of financial liabilities (applicable to the year ended 31 December 2005)

A financial liability is derecognised when the obligation under the liability is discharged or cancelled or expires.

When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a derecognition of the original liability and a recognition of a new liability, and the difference between the respective carrying amounts is recognised in profit or loss.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is determined on the first-in, first-out basis or actual basis, where appropriate, and comprises invoiced value of purchases, and where applicable, freight, insurance and delivery charges. Net realisable value is based on estimated selling prices less any estimated costs to be incurred to make the sale.

Cash and cash equivalents

For the purpose of the consolidated cash flow statement, cash and cash equivalents comprise cash on hand and demand deposits, and short term highly liquid investments which are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, and have a short maturity of generally within three months when acquired, less bank overdrafts which are repayable on demand and form an integral part of the Group's cash management.

For the purpose of the balance sheets, cash and cash equivalents comprise cash on hand and at banks, including term deposits, which are not restricted as to use.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Provisions

A provision is recognised when a present obligation (legal or constructive) has arisen as a result of a past event and it is probable that a future outflow of resources will be required to settle the obligation, provided that a reliable estimate can be made of the amount of the obligation.

When the effect of discounting is material, the amount recognised for a provision is the present value at the balance sheet date of the future expenditures expected to be required to settle the obligation. The increase in the discounted present value amount arising from the passage of time is included in finance costs in the income statement.

Income tax

Income tax comprises current and deferred tax. Income tax is recognised in the income statement, or in equity if it relates to items that are recognised in the same or a different period directly in equity.

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities.

Deferred tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Deferred tax liabilities are recognised for all taxable temporary differences, except:

- where the deferred tax liability arises from the initial recognition of an asset or liability and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of taxable temporary differences associated with investments in subsidiaries, associates and jointly-controlled entities, where the timing of the reversal of the temporary differences can be controlled and it is probable that the temporary differences will not reverse in the foreseeable future.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income tax (Continued)

Deferred tax assets are recognised for all deductible temporary differences, carryforward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carryforward of unused tax credits and unused tax losses can be utilised except:

- where the deferred tax asset relating to the deductible temporary differences arises from the initial recognition of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and
- in respect of deductible temporary differences associated with investments in subsidiaries, associates and jointly-controlled entities, deferred tax assets are only recognised to the extent that it is probable that the temporary differences will reverse in the foreseeable future and taxable profit will be available against which the temporary differences can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised. Conversely, previously unrecognised deferred tax assets are reassessed at each balance sheet date and are recognised to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the balance sheet date.

Deferred tax assets and deferred tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (Continued)

Pension schemes

The Group operates a defined contribution Mandatory Provident Fund retirement benefits scheme (the "MPF Scheme") under the Mandatory Provident Fund Schemes Ordinance, for those employees who are eligible to participate in the MPF Scheme. Contributions are made based on a percentage of the employees' basic salaries and are charged to the income statement as they become payable in accordance with the rules of the MPF Scheme. The assets of the MPF Scheme are held separately from those of the Group in an independently administered fund. The Group's employer contributions vest fully with the employees when contributed into the MPF Scheme.

In parallel with the MPF Scheme, the Group also operates separate defined contribution retirement benefits schemes under the Occupational Retirement Schemes Ordinance for those employees who are eligible to participate. These separate schemes operate in a similar way to the MPF Scheme, except that when an employee leaves the schemes before his/her interest in the Group's employer contributions vesting fully, the ongoing contributions payable by the Group will be reduced by the relevant amount of the forfeited employer contributions.

Share-based payment transactions

The Company operates a share option scheme for the purpose of providing incentives and rewards to eligible participants who contribute to the success of the Group's operations. Employees (including executive directors) of the Group receive remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("equity-settled transactions").

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date at which they are granted. The fair value is determined by using a generally accepted option pricing model. In valuing equity-settled transactions, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company ("market conditions"), if applicable.

The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (the "vesting date"). The cumulative expense recognised for equity-settled transactions at each balance sheet date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest. The charge or credit to the income statement for a period represents the movement in the cumulative expense recognised as at the beginning and end of that period.

No expense is recognised for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vesting irrespective of whether or not the market condition is satisfied, provided that all other performance conditions are satisfied.

2.5 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employee benefits (Continued)

Share-based payment transactions (Continued)

Where the terms of an equity-settled award are modified, as a minimum an expense is recognised as if the terms had not been modified. In addition, an expense is recognised for any modification, which increases the total fair value of the share-based payment arrangement, or is otherwise beneficial to the employee as measured at the date of modification.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not yet recognised for the award is recognised immediately. However, if a new award is substituted for the cancelled award, and designated as a replacement award on the date that it is granted, the cancelled and new awards are treated as if they were a modification of the original award, as described in the previous paragraph.

The dilutive effect of outstanding options is reflected as additional share dilution in the computation of earnings per share.

The Group has adopted the transitional provisions of HKFRS 2 in respect of equity-settled awards and has not applied the above recognition and measurement policies to equity-settled awards granted on or before 7 November 2002.

Foreign currencies

These financial statements are presented in Hong Kong dollars, which is the Company's functional and presentation currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency. Foreign currency transactions are initially recorded using the functional currency rates ruling at the date of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rates of exchange ruling at the balance sheet date. All differences are taken to profit or loss. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value was determined.

The functional currencies of certain overseas subsidiaries and associates are currencies other than the Hong Kong dollar. As at the balance sheet date, the assets and liabilities of these entities are translated into the presentation currency of the Company at exchange rates ruling at the balance sheet date and, their income statements are translated into Hong Kong dollars at the weighted average exchange rates for the year. The resulting exchange differences are included in the exchange fluctuation reserve. On disposal of a foreign entity, the deferred cumulative amount recognised in equity relating to that particular foreign operation is recognised in the income statement.

For the purpose of the consolidated cash flow statement, the cash flows of overseas subsidiaries are translated into Hong Kong dollars at the exchange rates ruling at the dates of the cash flows. Frequently recurring cash flows of overseas subsidiaries which arise throughout the year are translated into Hong Kong dollars at the weighted average exchange rates for the year.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgements

In the process of applying the Group's accounting policies, management has made the following judgements, apart from those involving estimations, which have the most significant effect on the amounts recognised in the financial statements:

Operating lease commitments - Group as lessor

The Group has entered into commercial property leases on some of its investment property portfolio. The Group has determined that it retains all the significant risks and rewards of ownership of these properties which are leased out on operating leases.

Classification between investment properties and owner-occupied properties

The Group determines whether a property qualifies as an investment property and has developed criteria in making that judgement. Investment property is a property held to earn rentals or for capital appreciation or both. Therefore, the Group considers whether a property generates cash flows largely independently of the other assets held by the Group.

Judgement is made on an individual property basis to determine whether ancillary services are so significant that a property does not qualify as investment property.

Estimation uncertainty

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year in relation to impairment of goodwill, has been included in note 16 to the financial statements.

Estimation of fair value of investment properties

In the absence of current prices in an active market for similar properties, the Group considers information from a variety of sources, including:

(a) current prices in an active market for properties of a different nature, condition or location (or subject to different lease or other contracts), adjusted to reflect those differences;

(b) recent prices of similar properties on less active markets, with adjustments to reflect any changes in economic conditions since the date of the transactions that occurred at those prices; and

(c) discounted cash flow projections based on reliable estimates of future cash flows, supported by the terms of any existing lease and other contracts and (when possible) by external evidence such as current market rents for similar properties in the same location and condition, and using discount rates that reflect current market assessments of the uncertainty in the amount and timing of the cash flows.

3. SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES (CONTINUED)

Estimation uncertainty (Continued)

Estimation of fair value of investment properties (Continued)

The principal assumptions for the Group's estimation of the fair value include those related to current market rents for similar properties in the same location and condition, appropriate discount rates, expected future market rents and future maintenance costs.

The aggregate carrying amount of the Group's investment properties at 31 December 2005 was HK$109,700,000 (2004: HK$96,200,000 (as restated)).

4. SEGMENT INFORMATION

Segment information is presented by way of two segment formats: (i) on a primary segment reporting basis, by business segment; and (ii) on a secondary segment reporting basis, by geographical segment.

The Group's operating businesses are structured and managed separately according to the nature of their operations and the products and services they provide. Each of the Group's business segments represents a strategic business unit that offers products and services which are subject to risks and returns that are different from those of the other business segments. Summary details of the business segments are as follows:

Business segments	Nature of operations
Wholesale and retail of fashion wear and accessories	Trading of fashion wear and accessories
Telecommunications services	The provision of telecommunications services and marketing and distribution of network cards
Resort and recreational club operations	The provision of resort and recreational facilities and catering services and related rental income
Investments and treasury	Treasury operations and the holding and trading of investments for short term and long term investment returns

In determining the Group's geographical segments, revenues are attributed to the segments based on the location of the customers, and assets and capital expenditure on property, plant and equipment are attributed to the segments based on the location of the assets.

Intersegment sales and transfers are transacted with reference to the selling prices used for sales made to third parties at the then prevailing market prices.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments

The following tables present revenue, profit and certain asset, liability and expenditure information for the Group's business segments for the years ended 31 December 2005 and 2004.

Group

	Wholesale and retail of fashion wear and accessories		Telecom-munications services		Resort and recreational club operations		Investments and treasury		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000* (Restated)	***HK$'000***	*HK$'000* (Restated)	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000* (Restated)
Segment revenue:										
Sales to external customers	**195,467**	164,250	**4,630**	24,104	**19,127**	19,528	**23,312**	13,391	**242,536**	221,273
Other revenue	**4,802**	16,578	**583**	363	**371**	404	**103**	64	**5,859**	17,409
Total	**200,269**	180,828	**5,213**	24,467	**19,498**	19,932	**23,415**	13,455	**248,395**	238,682
Segment results	**10,662**	13,546	**5,360**	3,820	**(113)**	(1,025)	**(906)**	(22,146)	**15,003**	(5,805)
Unallocated expenses									**(2,598)**	(2,160)
Fair value change/ write-back of deficits on revaluation of:										
— Investment properties									**3,785**	21,789
— Resort and recreational club properties									**2,612**	3,822
Finance costs									**(969)**	(377)
Share of profits and losses of associates	**—**	—	**—**	—	**(4,019)**	(4,381)	**1,136**	(731)	**(2,883)**	(5,112)
Profit before tax									**14,950**	12,157
Tax									**43**	159
Profit for the year									**14,993**	12,316

NOTES TO FINANCIAL STATEMENTS

31 December 2005

4. SEGMENT INFORMATION (CONTINUED)

(a) Business segments (Continued)

Group

	Wholesale and retail of fashion wear and accessories		Telecom-munications services		Resort and recreational club operations		Investments and treasury		Consolidated	
	2005	2004	**2005**	2004	**2005**	2004	**2005**	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000* (Restated)	***HK$'000***	*HK$'000*	***HK$'000***	*HK$'000* (Restated)
Segment assets	**97,748**	95,034	**15,544**	22,703	**175,230**	161,845	**715,269**	737,566	**1,003,791**	1,017,148
Interests in associates and jointly-controlled entities	**—**	—	**—**	—	**8,067**	1,501	**9,281**	8,129	**17,348**	9,633
Unallocated assets									**4,700**	4,200
Total assets									**1,025,839**	1,030,981
Segment liabilities	**10,565**	17,845	**32,237**	53,573	**47,719**	40,795	**6,204**	5,187	**96,725**	117,400
Unallocated liabilities									**9,772**	12,033
Total liabilities									**106,497**	129,433
Other segment information:										
Depreciation and amortisation	**5,727**	3,095	**300**	1,122	**1,765**	1,927	**80**	103	**7,872**	6,247
Impairment losses recognised in the income statement	**—**	—	**242**	1,435	**—**	—	**783**	22,988	**1,025**	24,423
Write-back of accrued payables	**—**	—	**17,339**	8,017	**—**	—	**—**	—	**17,339**	8,017
Other non-cash expenses	**—**	1,365	**—**	—	**—**	—	**15,159**	17,000	**15,159**	18,365
Capital expenditure on:										
— property, plant and equipment	**8,402**	2,605	**221**	326	**64**	315	**—**	—	**8,687**	3,246
— investment properties	**—**	—	**—**	—	**7,721**	20,811	**—**	—	**7,721**	20,811
Surplus on revaluation of leasehold land and buildings recognised directly in equity	**1,732**	1,349	**—**	—	**—**	—	**—**	—	**1,732**	1,349

NOTES TO FINANCIAL STATEMENTS

31 December 2005

4. SEGMENT INFORMATION (CONTINUED)

(b) Geographical segments

The following table presents revenue and certain asset and expenditure information for the Group's geographical segments for the years ended 31 December 2005 and 2004.

Group

	Hong Kong		Mainland China		North America		European Union		Japan		Other Asia Pacific regions		Others		Consolidated	
	2005 HK$'000	2004 HK$'000 (Restated)	2005 HK$'000	2004 HK$'000 (Restated)	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000	2005 HK$'000	2004 HK$'000 (Restated)
Segment revenue:																
Sales to external customers	237,809	195,662	3,675	3,214	–	11,102	54	6,138	366	2,573	629	2,578	3	6	242,536	221,273
Other segment information:																
Segment assets	853,901	859,856	139,790	120,615	784	10,709	286	2,048	–	–	31,078	37,753	–	–	1,025,839	1,030,981
Capital expenditure on																
– property, plant and equipment	8,466	2,896	57	290	–	–	–	–	–	–	164	60	–	–	3,687	3,246
– investment properties	–	–	7,721	20,811	–	–	–	–	–	–	–	–	–	–	7,721	20,811

5. REVENUE, OTHER INCOME AND GAINS

The principal activities of the Group are the wholesale and retail of fashion wear and accessories, the provision of telecommunications services, resort and recreational club operations, and investment and treasury operations. An analysis of revenue (which is also the Group's turnover), other income and gains is as follows:

	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Revenue		
Wholesale and retail of fashion wear and accessories	**195,467**	164,250
Telecommunications services*	**4,630**	24,104
Resort and recreational club operations	**19,127**	19,528
Dividend income from listed investments	**4,182**	5,624
Interest income	**19,130**	7,767
	242,536	221,273
Other income and gains		
Sub-leasing rental income	**529**	5,839
Management fees	**3,463**	3,599
Consulting service fees	**—**	257
Gain on disposal of a franchise business	**—**	4,519
Commission income	**—**	1,131
Others	**1,867**	2,064
	5,859	17,409

* Turnover from the provision of telecommunications services for the year ended 31 December 2004 included a sum of HK$10,224,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

6. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging/(crediting):

	Notes	**2005** ***HK$'000***	2004 *HK$'000* *(Restated)*
Cost of inventories sold		**108,109**	84,017
Depreciation*	13	**7,795**	5,548
Auditors' remuneration		**1,618**	1,334
Goodwill arising from acquisition of subsidiaries:			
Amortisation for the year*	16	**—**	622
Impairment arising during the year*	16	**—**	1,435
		—	2,057
Amortisation of deferred revenue		**(400)**	—
Recognition of prepaid land premiums*	15	**77**	77
Operating lease payments for land and buildings:			
Minimum lease payments		**34,079**	22,198
Contingent rentals		**2,877**	8,665
Provision/(write-back of provision) for loans to an associate*		**(4,095)**	1,365
Provision for other receivables*		**1,936**	8,670
Write-back of accrued payables*		**(17,339)**	(8,017)
Net realised and unrealised gains on short term investments*		**—**	(14,170)
Impairment of long term investments*		**—**	22,988
Fair value losses, net:			
Available-for-sale equity investments (transfer from equity)*		**783**	—
Equity investments at fair value through profit or loss*		**4,169**	—
Impairment of items of property, plant and equipment*	13	**242**	—
Gain on disposal of items of property, plant and equipment*		**(29)**	(333)
Net rental income		**(21)**	(2,871)
Staff costs (including directors' remunerations (note 8)):			
Salaries, wages and other benefits		**58,295**	63,504
Pension scheme contributions under defined contribution schemes, net of forfeited contributions of HK$40,000 (2004: HK$122,000)**		**1,994**	1,857
		60,289	65,361

6. PROFIT BEFORE TAX (CONTINUED)

	Notes	**2005** ***HK$'000***	2004 *HK$'000* *(Restated)*
Exchange gains, net*		**(8,637)**	(3,503)
Fair value change/write-back of deficits on revaluation:			
Investment properties	14	**(3,785)**	(21,789)
Resort and recreational club properties	13	**(2,612)**	(3,822)
		(6,397)	(25,611)

* The balances are included in "Other operating income/(expenses), net" on the face of the consolidated income statement.

** At 31 December 2005, the Group had no forfeited contributions available to reduce its contributions to the pension schemes in future years (2004: Nil).

7. FINANCE COSTS

	Group	
	2005 ***HK$'000***	2004 *HK$'000*
Interest on bank loans and overdrafts wholly repayable within five years	**597**	377
Interest on a finance lease	**10**	—
Accretion of interest on debentures	**362**	—
	969	377

NOTES TO FINANCIAL STATEMENTS

31 December 2005

8. DIRECTORS' REMUNERATION

Directors' remuneration for the year, disclosed pursuant to the Listing Rules and Section 161 of the Companies Ordinance, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Fees	**400**	225
Other emoluments:		
Salaries, allowances and benefits in kind	**5,806**	5,806
Pension scheme contributions	**36**	36
Performance related bonuses	**107**	—
	5,949	5,842
	6,349	6,067

(a) Independent non-executive directors

The fees paid to independent non-executive directors during the year were as follows:

	2005	2004
	HK$'000	*HK$'000*
Dr. Cecil Sze Tsung CHAO	**20**	5
Dr. Jen CHEN	**20**	20
Mr. Ian Grant ROBINSON	**240**	80
	280	105

There were no other emoluments payable to the independent non-executive directors during the year (2004: Nil).

8. DIRECTORS' REMUNERATION (CONTINUED)

(b) Executive directors and a non-executive director

	Fees	Salaries, allowances and benefits in kind	Pension scheme contributions	Performance related bonuses	Total remuneration
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
2005					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	**40**	**288**	**12**	**12**	**352**
Mr. James C. NG	**20**	**3,958**	**12**	**—**	**3,990**
Mr. Derek Wai Choi LEUNG	**20**	**—**	**—**	**—**	**20**
Mr. Wing Tung YEUNG	**20**	**1,560**	**12**	**95**	**1,687**
	100	**5,806**	**36**	**107**	**6,049**
Non-executive director:					
Mr. Raymond Wai Pun LAU	**20**	**—**	**—**	**—**	**20**
	120	**5,806**	**36**	**107**	**6,069**
2004					
Executive directors:					
Mr. Joseph Wing Kong LEUNG	40	288	12	—	340
Mr. James C. NG	20	3,958	12	—	3,990
Mr. Derek Wai Choi LEUNG	20	—	—	—	20
Mr. Wing Tung YEUNG	20	1,560	12	—	1,592
	100	5,806	36	—	5,942
Non-executive director:					
Mr. Raymond Wai Pun LAU	20	—	—	—	20
	120	5,806	36	—	5,962

There was no arrangement under which a director waived or agreed to waive any remuneration during the year.

9. FIVE HIGHEST PAID EMPLOYEES

The five highest paid employees during the year included two (2004: two) directors, details of whose remuneration are set out in note 8 above. Details of the remuneration of the remaining three (2004: three) non-director, highest paid employees for the year are as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Salaries, allowances and benefits in kind	**4,805**	4,849
Pension scheme contributions	**144**	144
	4,949	4,993

The number of non-director, highest paid employees whose remuneration fell within the following bands is as follows:

	Number of employees	
	2005	2004
Nil to HK$1,000,000	**1**	1
HK$1,000,001 to HK$1,500,000	**1**	1
HK$2,000,001 to HK$2,500,000	**—**	1
HK$2,500,001 to HK$3,000,000	**1**	—
	3	3

10. TAX

No provision for Hong Kong profits tax and overseas income tax has been made for the year ended 31 December 2005 (2004: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profit generated during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2005	2004
	HK$'000	*HK$'000*
Group:		
Current – Hong Kong		
Underprovision in prior years	**7**	—
Current – Overseas		
Overprovision in prior years	**(50)**	(42)
Deferred tax *(note 30)*	**—**	(117)
Total tax credit for the year	**(43)**	(159)

10. TAX (CONTINUED)

A reconciliation of the tax expense applicable to profit before tax using the rate for the countries in which the Company and its subsidiaries are domiciled to the tax expenses/(credit) at the effective tax rates, and a reconciliation of the applicable rates to the effective tax rates, are as follows:

	Group			
	2005		2004	
	HK$'000	**%**	*HK$'000*	%
			(Restated)	
Profit before tax	**14,950**		12,157	
Tax charge at the applicable tax rates	**3,279**	**21.9**	1,784	14.7
Income not subject to tax	**(6,200)**	**(41.5)**	(5,016)	(41.3)
Expenses not deductible for tax	**5,233**	**35.0**	14,597	120.1
Tax losses not recognised	**(825)**	**(5.5)**	(1,675)	(13.8)
Overprovision in prior years	**(43)**	**(0.3)**	(42)	(0.3)
Tax losses utilised from previous periods	**(1,487)**	**(9.9)**	(9,807)	(80.7)
Tax credit at the Group's effective rates	**(43)**	**(0.3)**	(159)	(1.3)

11. PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

The profit attributable to equity holders of the Company for the year ended 31 December 2005 dealt with in the financial statements of the Company, was HK$6,576,000 (2004: HK$9,103,000 (note 33(b)).

12. EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY

The calculation of basic earnings per share amount is based on the net profit for the year attributable to ordinary equity holders of the Company for the year of HK$10,923,000 (2004: HK$7,039,000 (as restated)), and the weighted average number of ordinary shares in issue during the year of 1,650,658,676 (2004: 1,650,658,676).

Diluted earnings per share amounts for the years ended 31 December 2005 and 2004 have not been disclosed as no diluting events existed during these years.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

13. PROPERTY, PLANT AND EQUIPMENT

Group

	Leasehold land and buildings HK$'000	Resort and recreational club properties HK$'000	Leasehold improvements HK$'000	Furniture, fixtures and equipment HK$'000	Communications equipment HK$'000	Motor vehicles HK$'000	Total HK$'000
31 December 2005							
Cost or valuation:							
At beginning of year *(Restated)*	6,200	60,000	1,671	39,422	37,565	4,265	149,123
Additions	—	—	—	8,221	—	466	8,687
Disposals	—	—	—	(2,602)	—	(1,203)	(3,805)
Surplus on revaluation	2,887	2,612	—	—	—	—	5,499
Elimination of accumulated depreciation	(587)	(1,412)	—	—	—	—	(1,999)
Exchange realignment	—	—	7	(19)	—	7	(5)
At 31 December 2005	8,500	61,200	1,678	45,022	37,565	3,535	157,500
Analysis of cost or valuation:							
At cost	—	—	1,678	45,022	37,565	3,535	87,800
At 31 December 2005 valuation	8,500	61,200	—	—	—	—	69,700
	8,500	61,200	1,678	45,022	37,565	3,535	157,500
Accumulated depreciation and impairment:							
At beginning of year *(Restated)*	—	—	1,376	32,052	37,565	3,932	74,925
Depreciation provided during the year	587	1,412	179	5,495	—	122	7,795
Impairment loss	—	—	—	242	—	—	242
Write-back on revaluation	(587)	(1,412)	—	—	—	—	(1,999)
Disposals	—	—	—	(2,582)	—	(1,203)	(3,785)
Exchange realignment	—	—	3	(14)	—	7	(4)
At 31 December 2005	—	—	1,558	35,193	37,565	2,858	77,174
Net book value:							
At 31 December 2005	**8,500**	**61,200**	**120**	**9,829**	**—**	**677**	**80,326**

NOTES TO FINANCIAL STATEMENTS

31 December 2005

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Group

	Leasehold land and buildings *HK$'000*	Resort and recreational club properties *HK$'000* *(Restated)*	Leasehold improvements *HK$'000*	Furniture, fixtures and equipment *HK$'000*	Communications equipment *HK$'000*	Motor vehicles *HK$'000*	Total *HK$'000* *(Restated)*
31 December 2004							
Cost or valuation:							
At beginning of year	4,300	57,500	1,671	49,793	37,135	4,462	154,861
Additions	—	—	—	2,962	—	284	3,246
Disposals	—	—	—	(13,483)	(866)	(500)	(14,849)
Surplus on revaluation	2,248	3,822	—	—	—	—	6,070
Elimination of accumulated depreciation	(348)	(1,322)	—	—	—	—	(1,670)
Exchange realignment	—	—	—	150	1,296	19	1,465
At 31 December 2004	6,200	60,000	1,671	39,422	37,565	4,265	149,123
Analysis of cost or valuation:							
At cost	—	—	1,671	39,422	37,565	4,265	82,923
At 31 December 2004 valuation	6,200	60,000	—	—	—	—	66,200
	6,200	60,000	1,671	39,422	37,565	4,265	149,123
Accumulated depreciation and impairment:							
At beginning of year	—	—	975	39,258	37,135	4,276	81,644
Depreciation provided during the year	348	1,322	401	3,340	—	137	5,548
Written back on revaluation	(348)	(1,322)	—	—	—	—	(1,670)
Disposals	—	—	—	(10,680)	(866)	(500)	(12,046)
Exchange realignment	—	—	—	134	1,296	19	1,449
At 31 December 2004	—	—	1,376	32,052	37,565	3,932	74,925
Net book value:							
At 31 December 2004	6,200	60,000	295	7,370	—	333	74,198

NOTES TO FINANCIAL STATEMENTS

31 December 2005

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Company

	Furniture, fixtures and equipment
	HK$'000
31 December 2005	
Cost:	
At beginning of year and 31 December 2005	3
Accumulated depreciation:	
At beginning of year and 31 December 2005	3
Net book value:	
At 31 December 2005	—
31 December 2004	
Cost:	
At beginning of year and 31 December 2004	3
Accumulated depreciation:	
At beginning of year	2
Provided during the year	1
At 31 December 2004	3
Net book value:	
At 31 December 2004	—

The net book value of the Group's property, plant and equipment held under a finance lease included in the total amount of motor vehicles at 31 December 2005, amounted to HK$434,000 (2004: Nil).

The Group's leasehold land and buildings are all situated in Hong Kong and are held under medium term leases.

The Group's leasehold land and buildings and resort and recreational club properties were revalued individually at 31 December 2005 and 2004 by independent professionally qualified valuers, DTZ Debenham Tie Leung Limited ("DTZ") or Vigers Appraisal and Consulting Limited. The leasehold land and buildings were revalued on an open market value basis and the resort and recreational club properties were revalued on a depreciated replacement costs basis. Among the Group's revaluation surpluses of HK$5,499,000 (2004: HK$6,070,000 (as restated)), HK$2,612,000 (2004: HK$3,822,000 (as restated)) has been credited to the income statement, and HK$1,732,000 (2004: HK$1,349,000) and HK$1,155,000 (2004: HK$899,000) of the remaining revaluation surplus of HK$2,887,000 (2004: HK$2,248,000) have been credited to the relevant revaluation reserve and shared by minority shareholders, respectively.

13. PROPERTY, PLANT AND EQUIPMENT (CONTINUED)

Had the Group's leasehold land and buildings and resort and recreational club properties been carried at historical cost less accumulated depreciation and impairment losses, their aggregate carrying amount would have been approximately HK$31,011,000 (2004: HK$31,915,000 (as restated)).

14. INVESTMENT PROPERTIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Carrying amount at 1 January	**96,200**	53,600
Additions	**7,721**	20,811
Net profit from a fair value adjustment	**3,785**	21,789
Exchange realignment	**1,994**	—
Carrying amount at 31 December	**109,700**	96,200

At 31 December 2005, the Group's investment properties comprised industrial property units situated in Hong Kong of HK$4,700,000 (2004: HK$4,200,000) and resort and recreational club properties situated in Mainland China of HK$105,000,000 (2004: HK$92,000,000), and are held under medium term leases.

The Group's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are held for leasing to an associate of the Group, Shanghai Landis Hospitality Management Co. Ltd., under an operating lease arrangement for resort and recreational club operations. Further summary details of the lease are included in note 36(a) to the financial statements.

	Company	
	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Carrying amount at 1 January	**118,200**	108,600
Net profit from a fair value adjustment	**4,500**	9,600
Carrying amount at 31 December	**122,700**	118,200

At 31 December 2005, the Company's investment properties comprised industrial property units of HK$4,700,000 (2004: HK$4,200,000) and resort and recreational club properties of HK$118,000,000 (2004: HK$114,000,000) which are situated in Hong Kong and are held under medium term leases.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

14. INVESTMENT PROPERTIES (CONTINUED)

The Company's industrial property units are held for capital appreciation purpose whereas its resort and recreational club properties are leased to its wholly-owned subsidiary, Hill Top Country Club Limited, for resort and recreational club operations, and is classified within property, plant and equipment on the face of the Group's consolidated balance sheet.

The Group's and the Company's investment properties were revalued individually at 31 December 2005 and 2004 by independent professionally qualified valuers, DTZ, on an open market and existing use basis.

Further particulars of the Group's and the Company's investment properties are included on page 100.

15. PREPAID LAND PREMIUMS

	Group	
	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Carrying amount at 1 January		
As previously reported	—	—
Effect of adopting HKAS 17 *(note 2.2(e) & 2.4(a))*	**3,294**	3,371
As restated	**3,294**	3,371
Recognised during the year	**(77)**	(77)
Carrying amount at 31 December	**3,217**	3,294
Current portion	**(77)**	(77)
Non-current portion	**3,140**	3,217

The leasehold land is held under a medium term lease and is situated in Hong Kong.

16. GOODWILL

The amount of the goodwill capitalised as an asset in the consolidated balance sheet, arising from the acquisition of subsidiaries, is as follows:

	Group
	HK$'000
Cost:	
At 1 January 2004 and 31 December 2004	8,934
Elimination of accumulated amortisation upon adoption of HKFRS 3 *(see note 2.2(d))*	(889)
At 1 January 2005 and 31 December 2005	8,045
Accumulated amortisation and/or impairment:	
At 1 January 2004	267
Amortisation provided during the year	622
Impairment during the year	1,435
At 31 December 2004 and 1 January 2005	2,324
Elimination of accumulated amortisation upon adoption of HKFRS 3 *(see note 2.2(d))*	(889)
At 31 December 2005 (accumulated impairment)	1,435
Net carrying amount:	
At 31 December 2004	6,610
At 31 December 2005	**6,610**

In the year ended 31 December 2004, goodwill was amortised on the straight-line basis over its estimated useful life, and an impairment provision of HK$1,435,000 was recognised based on an assessment of the recoverable amount of the Group's marketing and distribution of network cards business. The impairment loss was included in the Group's telecommunications services segment for that year.

16. GOODWILL (CONTINUED)

Impairment testing of goodwill

Goodwill as at 31 December 2005 relates to the Group's wholesale and retail of fashion wear and accessories business (the "Fashion Business").

The recoverable amount of the Group's Fashion Business has been determined based on a value in use calculation using cash flow projections based on financial budgets approved by management covering a 12-year period. Assumptions have been made by management that the cash flows from the Group's Fashion Business will continue beyond at least the forecast period based on management's long term experience in running the business. The discount rate applied to cash flow projections is 5%.

The annual growth rate used to extrapolate the cash flows for the Group's Fashion Business during the 12-year period is 10% or less based on the assumptions that there will be no significant economic downturn throughout the period, taking into account of the market competition and the continuous market demand for upscale fashion wear and accessories.

17. INTERESTS IN SUBSIDIARIES

	Company	
	2005	2004
	HK$'000	*HK$'000*
Unlisted shares, at cost	**12,700**	12,700
Due from subsidiaries	**1,252,181**	1,221,422
	1,264,881	1,234,122
Provision for impairment	**(1,054,481)**	(1,028,316)
	210,400	205,806

All balances with subsidiaries are unsecured, interest-free and have no fixed terms of repayment. The carrying amounts of these balances with subsidiaries approximate to their fair values.

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

Particulars of the principal subsidiaries are as follows:

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Asia Pacific Telecommunications Limited	Hong Kong	HK$2,000	—	100	Provision of telecommunications services
Christabel Trading Company Limited	Hong Kong	HK$4,500,000	—	60	Retail and wholesale of fashion wear and accessories
e-New Media Technology Limited	British Virgin Islands/ Hong Kong	US$1	100	—	Investment holding
e-Media (Asia) Limited	Cayman Islands/ Hong Kong	US$1	100	—	Investment holding
ENM Investments Limited	Cayman Islands/ Hong Kong	US$1	100	—	Investment holding
Fortress Global Limited	Hong Kong	HK$2	—	100	Investment holding
Hill Top Country Club Limited	Hong Kong	HK$10,000,000	100	—	Recreational club operations
Jackpot International Business Inc.	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Kenmure Limited	Hong Kong	HK$55,000,000	—	60	Investment holding
Lion Dragon Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
New Media Corporation	Cayman Islands/ Hong Kong	US$2,227,280	—	100	Investment holding
New Media Telecom Asia Limited	Taiwan	NT$8,000,000	—	100	Provision of telecommunications services

NOTES TO FINANCIAL STATEMENTS

31 December 2005

17. INTERESTS IN SUBSIDIARIES (CONTINUED)

Name	Place of incorporation/ registration and operations	Nominal value of issued ordinary/ registered share capital	Percentage of equity attributable to the Company		Principal activities
			Direct	Indirect	
Powerbridge Limited	British Virgin Islands/ Hong Kong	US$600,000	—	75	Investment holding
Richtime Management Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Shanghai ENM Telecom & Technology Limited**	People's Republic of China ("PRC")/ Mainland China	US$1,000,000	—	75	Marketing and distribution of network cards
Shanghai Hilltop Resort Hotel Ltd. ("Shanghai Hilltop")***	PRC/ Mainland China	US$7,200,000	—	80	Property investment in resort and recreational club
The Swank Shop Limited	Hong Kong	HK$104,500,000	—	60	Retail and wholesale of fashion wear and accessories
Ventures Triumph Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding
Voice Information Systems Limited	Hong Kong	Ordinary "A" HK$3,000,000 Ordinary "B" HK$2,000,000	—	100	Provision of telecommunications services
Wintalent International Limited	British Virgin Islands/ Hong Kong	US$1	—	100	Investment holding

* Registered as a wholly-foreign owned enterprise established in PRC

** Registered as a sino-foreign co-operation joint venture established in PRC

\# The English name is a direct translation of the Chinese name of the company

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

18. INTERESTS IN JOINTLY-CONTROLLED ENTITIES

	Group	
	2005	2004
	HK$'000	*HK$'000*
Share of net assets	**—**	—
Due from jointly-controlled entities	**36,141**	36,141
	36,141	36,141
Provision for impairment	**(36,141)**	(36,141)
	—	—

The amounts due from jointly-controlled entities are unsecured, interest-free, have no fixed terms of repayment and were fully impaired in prior years.

Particulars of the jointly-controlled entities are as follows:

Name	Business structure	Place of incorporation/ registration	Percentage of ownership interest attributable to the Group	Principal activities
e-Brilliant Company Limited	Corporation	Cayman Islands	50	Investment holding
e-Brilliant Pte Limited	Corporation	Singapore	50	In liquidation

As the Group's accumulated share of losses of the jointly-controlled entities has equaled its interests therein in prior years, no further losses has since been recognised by the Group as it is not under any binding obligation to make good the losses of these entities. Accordingly, the Group's interests in the jointly-controlled entities was nil at 31 December 2005 (2004: Nil).

NOTES TO FINANCIAL STATEMENTS

31 December 2005

19. INTERESTS IN ASSOCIATES

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Unlisted shares, at cost	**—**	—	**1**	1
Share of net assets	**16,590**	11,537	**—**	—
Goodwill on acquisition	**14,986**	14,519	**—**	—
	31,576	26,056	**1**	1
Loans to an associate	**—**	4,095	**—**	—
Due from associates	**291**	8,328	**291**	273
	31,867	38,479	**292**	274
Provision for impairment	**(14,519)**	(28,846)	**—**	—
	17,348	9,633	**292**	274

The amounts due from associates are unsecured, interest-free, and have no fixed terms of repayment. The unsecured loans to an associate bore interest at a rate of 2.5% per annum and were fully repaid during the year.

Particulars of the principal associates are as follows:

Name	**Place of incorporation/ registration**	**Percentage of ownership interest attributable to the Group**	**Principal activities**
Beijing Smartdot Technologies Co. Ltd.	PRC	20	Software development and provision of project solutions
Shanghai Landis Hospitality Management Co. Ltd. * ("Shanghai Landis")	PRC	35	Resort and recreational club management
Ventile Investments Limited	British Virgin Islands	35	Provision of financing services

* The English name is a direct translation of the Chinese name of the company

19. INTERESTS IN ASSOCIATES (CONTINUED)

At 31 December 2004, the Group had a 21% interest in V.S. Limited, a company incorporated in Hong Kong principally engaged in the retail of fashion wear and accessories. On 28 October 2005, the Group disposed of its entire interest in V.S. Limited for a consideration of HK$1.

The above table lists the associates of the Group which, in the opinion of the directors, principally affected the results for the year or formed a substantial portion of the net assets of the Group. To give details of other associates would, in the opinion of the directors, result in particulars of excessive length.

The following table illustrates the summarised financial information of the Group's major associates extracted from their financial statements:

	2005	2004
	HK$'000	*HK$'000*
Assets	**166,670**	168,393
Liabilities	**(105,431)**	(110,413)
Revenues	**72,851**	89,077
Loss	**(5,814)**	(12,161)

20. AVAILABLE-FOR-SALE EQUITY INVESTMENTS/LONG TERM INVESTMENTS

	Group	
	2005	2004
	HK$'000	*HK$'000*
Overseas listed equity investments, at fair value	**125**	908
Unlisted equity investments, at cost less impairment loss	**35,378**	34,581
	35,503	35,489

During the year, the gross loss of the Group's available-for-sale equity investments recognised directly in equity amounted to HK$783,000. The entire balance was removed from equity and recognised in the income statement for the year.

The above investments consist of investments in equity securities which were designated as available-for-sale financial assets on 1 January 2005 and have no fixed maturity date or coupon rate.

The fair values of listed equity investment are based on quoted market prices. The unlisted equity investments are carried at cost, less any impairment losses, since their fair values cannot be measured reliably. Such investments are non-derivative and mainly represent investments in the shares of entities principally involved in medical drug development, manufacturing and distribution or electronic payment and Intra-bank fund transfer services.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

21. INVENTORIES

As at 31 December 2005 and 2004, all of the Group's inventories represented finished goods.

22. TRADE RECEIVABLES

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to business activities. The financial strength of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within 1 month	**4,347**	7,305
2 to 3 months	**232**	993
Over 3 months	**2,526**	3,412
	7,105	11,710

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS/SHORT TERM INVESTMENTS

	Group		**Company**	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Listed equity investments, at market value:				
Hong Kong	**148,077**	139,992	**138,980**	136,584
Elsewhere	**659**	9,304	**—**	—
	148,736	149,296	**138,980**	136,584

23. EQUITY INVESTMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS/SHORT TERM INVESTMENTS (CONTINUED)

The above equity investments at 31 December 2005 were classified as held for trading and included the ordinary shares of HK$2 each of China Motor Bus Company, Limited, a company incorporated in Hong Kong, as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Market value of ordinary shares of China Motor Bus Company, Limited	**124,640**	117,271	**123,895**	116,571
Proportion of ownership interest	**4.5%**	4.5%	**4.5%**	4.5%

24. CASH AND CASH EQUIVALENTS AND PLEDGED DEPOSITS

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Cash and bank balances	**29,246**	49,266	**1,094**	5,106
Time deposits	**515,721**	532,083	**515,721**	532,083
	544,967	581,349	**516,815**	537,189
Less: Time deposits pledged for banking facilities	**(342)**	(342)	**(342)**	(342)
Cash and cash equivalents	**544,625**	581,007	**516,473**	536,847

At the balance sheet date, the cash and bank balances of the Group denominated in Renminbi ("RMB") amounted to HK$5,657,000 (2004: HK$4,616,000). The RMB is not freely convertible into other currencies, however, under PRC's Foreign Exchange Control Regulations and Administration of Settlement, Sale and Payment of Foreign Exchange Regulations, the Group is permitted to exchange RMB for other currencies through banks authorised to conduct foreign exchange business.

Cash at banks earns interest at floating rates based on daily bank deposits rates. Short term time deposits are made for varying periods of between one day and one year depending on the immediate cash requirements of the Group and earn interest at the respective short term time deposit rates. The carrying amounts of the cash and cash equivalents and the pledged deposits approximate to their fair values.

25. TRADE AND OTHER PAYABLES

All trade and other payables of the Group are unsecured, interest-free and repayable within one month or on demand.

26. INTEREST-BEARING BANK AND OTHER BORROWINGS

	Effective interest rate (%)	**Maturity**	**Group**	
			2005	2004
			HK$'000	*HK$'000*
Current				
Finance lease payables *(note 27)*	3	2006	**91**	—
Bank loans – unsecured	7 to 8	2006	**3,887**	6,597
			3,978	6,597
Non-current				
Finance lease payables *(note 27)*	3	2007-2010	**297**	—
			4,275	6,597

Other than the fixed interest rate of 3% for the finance lease arrangement, all interest-bearing borrowings of the Group bear interest at floating rates. All interest-bearing bank and other borrowings of the Group are denominated in Hong Kong dollars.

A summary of the finance lease payable amounts repayable within one year, in the second year and in the third to fifth years are included in note 27.

The carrying amounts of the Group's current borrowings approximate to their fair values. At 31 December 2005, the carrying amount and fair value of the Group's non-current finance lease payables were HK$297,000 and HK$270,000, respectively.

27. FINANCE LEASE PAYABLES

The Group leases a motor vehicle under a finance lease arrangement with a remaining lease term of four years and three months as at 31 December 2005.

At 31 December 2005, the Group's total future minimum lease payments under a finance lease and their present values were as follows:

Group

	Minimum lease payments 2005 *HK$'000*	Minimum lease payments 2004 *HK$'000*	**Present value of minimum lease payments 2005 *HK$'000***	Present value of minimum lease payments 2004 *HK$'000*
Amounts payable:				
Within one year	**105**	—	**91**	—
In the second year	**105**	—	**91**	—
In the third to fifth years	**236**	—	**206**	—
Total minimum finance lease payments	**446**	—	**388**	—
Future finance charges	**(58)**	—		
Total net finance lease payables	**388**	—		
Portion classified as current liabilities *(note 26)*	**(91)**	—		
Non-current portion *(note 26)*	**297**	—		

28. DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") operated by Hill Top Country Club Limited subject to the Rules and by-laws of the Club so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from payment of monthly subscription. At the balance sheet date, the redeemable periods of the Group's debentures carried at amortised costs were as follows:

	Group	
	2005	2004
	HK$'000	*HK$'000*
Within one year	**1,684**	954
In the second year	**3,873**	1,690
In the third to fifth years, inclusive	**2,800**	6,860
	6,673	8,550
	8,357	9,504

All redeemable debentures are denominated in Hong Kong dollars, interest-free and may be renewed upon maturity subject to the Group's consent.

The carrying amounts of the redeemable debentures approximate to their fair values.

29. OTHER LOANS

As at 31 December 2005, the unsecured loans from a minority shareholder of a subsidiary denominated in foreign currencies amounted to RMB1,216,241 (2004: RMB1,216,241) and US$521,859 (2004: US$521,859). The loans are interest-free and have no fixed terms of repayment. The carrying amounts of these loans approximate to their fair values.

30. DEFERRED TAX

The movements in deferred tax liabilities and assets during the year are as follows:

Group

	Accelerated tax depreciation	Loss available for offset against future taxable profit	Total
	HK$'000	*HK$'000*	*HK$'000*
At 1 January 2004	1,765	(1,648)	117
Deferred tax charged/(credited) to the income statement during the year *(note 10)*	71	(188)	(117)
At 31 December 2004 and at 1 January 2005	1,836	(1,836)	—
Deferred tax charged/(credited) to the income statement during the year *(note 10)*	830	(830)	—
At 31 December 2005	**2,666**	**(2,666)**	**—**

The Group has tax losses arising in Hong Kong of HK$251,564,000 (2004: HK$220,260,000) that are available indefinitely for offsetting against future taxable profits of the companies in which the losses arose. Deferred tax assets have been recognised in respect of these losses only to the extent to offset any deferred tax liabilities of the same subsidiaries in connection with accelerated tax depreciation as the losses have arisen in subsidiaries that have either been loss-making for some time or whose availability of future taxable profits is unpredictable.

At 31 December 2005, there was no significant unrecognised deferred tax liability (2004: Nil) for taxes that would be payable on the unremitted earnings of certain of the Group's subsidiaries, associates or jointly-controlled entities as the Group has no liability to additional tax should such amounts be remitted.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

31. SHARE CAPITAL

Shares	2005	2004
	HK$'000	*HK$'000*
Authorised:		
100,000,000,000 (2004: 100,000,000,000) ordinary shares of HK$0.01 each	**1,000,000**	1,000,000
Issued and fully paid:		
1,650,658,676 (2004: 1,650,658,676) ordinary shares of HK$0.01 each	**16,507**	16,507

A capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and was subsequently confirmed by the sanction of an order of the High Court of Hong Kong dated 6 August 2002. The details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company was reduced from HK$1,000,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.50 each) to HK$20,000,000 (divided into 2,000,000,000 ordinary shares of HK$0.01 each). Such reduction was effected by cancelling paid-up capital per share by HK$0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from HK$0.50 to HK$0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

  (i) the authorised share capital of the Company was increased to its former amount of HK$1,000,000,000 by the creation of additional 98,000,000,000 ordinary shares of HK$0.01 each; and

  (ii) a special reserve was created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to HK$808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the special reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

Share options

Details of the Company's share option schemes and the share options issued under the schemes are included in note 32 to the financial statements.

32. SHARE OPTION SCHEMES

In an extraordinary general meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules and for the purpose of providing the Company a flexible means of giving incentives and rewards to executive directors and employees for their contributions to the Group. All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Under the terms of the New Scheme, the board of directors may, at its discretion, invite executive directors and employees of the Group to take up options to subscribe for shares of the Company. The New Scheme shall be valid and effective for a period of 10 years ending on 13 June 2012, after which period no further options will be granted. The exercise price of options shall be determined by the Board and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the offer date, which must be a business day; (ii) a price being the average of the closing prices of the Company's shares as stated in the Stock Exchange's daily quotation sheets for the five business days immediately preceding the offer date; and (iii) the nominal value of the Company's shares. A nominal consideration of HK$1 is payable on acceptance of any option granted.

The total number of shares available for issue under the New Scheme at 31 December 2005 was 243,415,800 (2004: 243,415,800) (including shares which may be issued upon exercise of 336,000 (2004: 636,000) options that have been granted under the Old Scheme but not yet lapsed or exercised) which represented 14.7% (2004: 14.7%) of the issued share capital of the Company on the same date. In respect of the maximum entitlement of each participant under the New Scheme, the number of shares issued and to be issued upon exercise of the options granted to each participant in any 12-month period is limited to 1% of the Company's ordinary shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in a general meeting.

At 31 December 2005, the employees of the Company had the following interests in options to subscribe for shares of the Company (market value per share at 31 December 2005 was HK$0.41). The options are unlisted. Each option gives the holder the right to subscribe for one ordinary share of HK$0.01 of the Company. No share options were granted during the year and outstanding to the directors at the balance sheet date.

Share options do not confer rights on the holders to dividends or to vote at shareholders' meetings.

NOTES TO FINANCIAL STATEMENTS

31 December 2005

32. SHARE OPTION SCHEMES (CONTINUED)

Share option granted to employees under the Old Scheme:

Date of grant of share options *	Exercise period of share options	Exercise price of share options **	Number of share options At 1 January 2005	Lapsed during the year	At 31 December 2005
		HK$			
11 October 1999	11 October 1999 to 29 December 2007	1.528	300,000	(300,000)	—
1 December 1999	1 December 1999 to 29 December 2007	1.804	48,000	—	48,000
1 August 2000	1 August 2000 to 29 December 2007	0.630	288,000	—	288,000
			636,000	(300,000)	336,000

* The vesting period of the share options is from the date of grant until the commencement of the exercise period.

** The exercise price of the share options is subject to adjustment in the case of rights or bonus issues, or other similar changes in the Company's share capital.

No new options were granted and outstanding as at the balance sheet date under the New Scheme.

At the balance sheet date, the Company had 336,000 share options outstanding under the Old Scheme, which represented approximately 0.02% of the Company's shares in issue as at that date. The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 336,000 additional ordinary shares of the Company and additional share capital of HK$3,360 and share premium of HK$264,672 (before issue expenses).

33. RESERVES

(a) Group

The amounts of the Group's reserves and the movements therein for the current and prior years are presented in the consolidated statement of changes in equity on pages 30 and 31 of the financial statements.

(b) Company

	Share premium account	Special reserve	Capital redemption reserve	Accumulated losses	Total
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(note 31(b)(ii))			
At 1 January 2004	1,189,721	808,822	478	(1,106,474)	892,547
Net profit for the year	—	—	—	9,103	9,103
At 31 December 2004 and 1 January 2005	1,189,721	808,822	478	(1,097,371)	901,650
Net profit for the year	—	—	—	6,576	6,576
At 31 December 2005	**1,189,721**	**808,822**	**478**	**(1,090,795)**	**908,226**

34. NOTE TO THE CONSOLIDATED CASH FLOW STATEMENT

Major non-cash transaction

During the year, the Group entered into a finance lease arrangement in respect of a motor vehicle with a total capital value at the inception of the lease of HK$456,000 (2004: Nil).

35. CONTINGENT LIABILITIES

At the balance sheet date, the Company or the Group had the following significant contingent liabilities:

(a) The Group had a contingent liability in respect of possible future long service payments to employees under the Hong Kong Employment Ordinance, with a maximum possible amount of HK$2,627,000 (2004: HK$3,414,000) as at 31 December 2005. The contingent liability has arisen because, at the balance sheet date, a number of current employees have achieved the required number of years of service to the Group in order to be eligible for long service payments under the Employment Ordinance if their employment is terminated under certain circumstances. A provision has not been recognised in respect of such possible payments, as it is not considered probable that the situation will result in a material future outflow of resources from the Group.

(b) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 (equivalent to HK$11,670,000) from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputed traffic volumes generated in the past and claimed to have been underpaid by at least US$2,736,000 (equivalent to HK$21,286,000).

Management studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary sought to refute most of the allegations and made a counterclaim of approximately US$6,215,000 (equivalent to HK$48,353,000) in September 2002 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on the reconciliation of traffic volumes and other related items. Thereafter, there has been no communication in respect of the mentioned claims between the subsidiary and the content provider.

Based on the above, management considers that it is unlikely that any loss will arise and accordingly, no provision has been made in the financial statements.

(c) During the year ended 31 December 2005, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of HK$342,000 (2004: HK$342,000).

36. OPERATING LEASE ARRANGEMENTS

(a) As lessor

The Group sub-leased certain shop units under operating lease arrangements. The leases were negotiated for terms ranging from one to two years and had expired during the year. The terms of the leases generally also required the tenants to pay security deposits.

The Group has also entered into an operating lease arrangement with an associate of the Group, Shanghai Landis, for the lease of resort and recreational club properties (note 14 to the financial statements) under which the lease period will be effective from 1 July 2006 to 30 June 2016.

	Group	
	2005	2004
	HK$'000	*HK$'000*
		(Restated)
Within one year	**384**	428
In the second to fifth years, inclusive	**4,375**	3,403
After five years	**7,087**	8,209
	11,846	12,040

During the year, no income was recognised by the Group in respect of contingent rentals receivable (2004: HK$144,000).

(b) As lessee

The Group leases certain of its properties under operating lease arrangements. Leases for properties are negotiated for terms ranging from one to three years.

At 31 December 2005, the Group and the Company had total future minimum lease payments under non-cancellable operating leases falling due as follows:

	Group		Company	
	2005	2004	**2005**	2004
	HK$'000	*HK$'000*	***HK$'000***	*HK$'000*
Within one year	**33,705**	31,089	**1,893**	437
In the second to fifth years, inclusive	**33,016**	40,543	**534**	—
	66,721	71,632	**2,427**	437

37. COMMITMENTS

In addition to the operating lease commitments detailed in note 36(b) above, the Group had the following commitments at the balance sheet date:

(a) Capital commitments

	Group	
	2005	2004
	HK$'000	*HK$'000*
Contracted, but not provided for:		
Development of resort properties	**343**	7,904
Renovation work on leased premises	**—**	2,184
	343	10,088
Contracted, but not provided for, capital contributions for:		
A long term investment	**—**	798
An associate	**—**	2,567
	—	3,365
	343	13,453

(b) Other commitment

As at 31 December 2005, the Company, acting on behalf of Hill Top Country Club Limited, was a party to a co-operative joint venture agreement with a Mainland China joint venture partner in respect of Shanghai Hilltop. According to the terms of the co-operative joint venture agreement and supplementary agreements entered into between 1996 and 2002, the Company is committed to pay the Mainland China joint venture partner any shortfall in the profit distributed by Shanghai Hilltop to the Mainland China joint venture partner below the amounts of RMB1,650,000 (equivalent to HK$1,586,000) and US$268,000 (equivalent to HK$2,085,000) per annum from 2001 to 2008 and from 2009 to 2022, respectively. In 2003, Shanghai Hilltop entered into a management subcontracting agreement with Shanghai Landis, an associate of the Group, under which Shanghai Landis has undertaken to absorb any such amounts payable to the Mainland China joint venture partner up to 30 June 2016, the expiry date of the corresponding management sub-contracting agreement.

At 31 December 2005, the maximum amount payable to the Mainland China joint venture partner up to 2022 under the above arrangement was HK$33,950,000 (2004: HK$35,411,000), of which HK$20,396,000 (2004: HK$21,858,000) will be absorbed by Shanghai Landis.

38. RELATED PARTY TRANSACTIONS

(a) In addition to the transactions and balances detailed elsewhere in these financial statements, the Group had the following material transactions with related parties during the year:

		Group	
		2005	2004
	Notes	***HK$'000***	*HK$'000*
Sub-leasing rental and management fee income from an associate	(i)	1,547	3,811
Consulting fees paid to a company in which the spouse of a director of a subsidiary of the Group has a controlling interest	(ii)	708	1,416
Rental expenses and building management fees paid to a related company	(iii)	1,602	1,655

(i) The sub-leasing rental and management fee income received from an associate arose from the sub-lease of a shop unit and the provision of shop management services to the associate in accordance with the agreements between the Group and the associate.

(ii) The consultancy services provided to a subsidiary of the Group were charged at HK$118,000 per month up to 30 June 2005 in accordance with the agreement between the subsidiary and the related company.

(iii) The rental expenses and building management fees paid to a company controlled by a substantial shareholder of the Company were determined by reference to relevant industry practice of which HK$971,000 rental expenses paid constitutes a continuing connected transaction as defined under the Listing Rules. Details of which are disclosed under the paragraph "Connected Transactions" in the report of the directors on pages 15 and 16.

(b) Compensation of key management personnel of the Group:

	2005	2004
	HK$'000	*HK$'000*
Short term employee benefits	**12,781**	12,344
Post-employment benefits	**192**	192
Total compensation paid to key management personnel	**12,973**	12,536

Further details of directors' emoluments are included in note 8 to the financial statements.

39. FINANCIAL RISK MANAGEMENT OBJECTIVES AND POLICIES

The Group's financial assets and liabilities mainly comprise interest-bearing bank and other borrowings, trade receivables and payables, and cash and bank balances, and are, in the normal course of business, exposed to currency exchange rate, interest rate and credit risks. The Group's risk management strategy aims to minimise the adverse effects of financial risks on the financial performance of the Group and the board reviews and agrees policies, as summarised below, for managing each of these risks. It is the Group's policy that financial instruments, if any, are only used to hedge underlying commercial exposures and are not held or sold for speculative purposes.

The main risks arising from the Group's financial instruments are foreign currency risk, interest rate risk and credit risk.

(a) Foreign currency risk

The Group has transactional currency exposures. Such exposures mainly arise from purchases of fashion wear and accessories in foreign currencies.

The Group does not currently have any hedge arrangement for elimination of the foreign currency risk exposures and will continue to monitor such exposures and market conditions to determine if any hedging is required in the future.

(b) Interest rate risk

The Group's exposure to the risk of changes in market interest rates relates primarily to the Group's interest-bearing bank borrowings.

As the Group is due to fully settle its interest-bearing bank borrowings in the coming year and the corresponding interest rate risk is not expected to be significant, the Group has not used any interest rate swap to hedge its exposure to interest rate risk.

(c) Credit risk

The Group only allows minimal credit sales to its long term customers with good settlement history and has no significant concentration of credit risk. The Group's credit risk is effectively mitigated by its combination of cash and credit card sales.

40. COMPARATIVE AMOUNTS

As further explained in notes 2.2 and 2.4 to the financial statements, due to the adoption of new and revised HKFRSs during the current year, the accounting treatment and presentation of certain items and balances in the financial statements have been revised to comply with the new requirements. Accordingly, certain prior year and opening balance adjustments have been made and certain comparative amounts have been reclassified and restated to conform with the current year's presentation and accounting treatment.

41. APPROVAL OF THE FINANCIAL STATEMENTS

The financial statements were approved and authorised for issue by the board of directors on 7 April 2006.

PARTICULARS OF PROPERTIES

31 December 2005

INVESTMENT PROPERTIES

Location	Use	Tenure	Attributable interest of the Group
2737 Jiaotong Road, Putuo District, Shanghai, People's Republic of China	Resort and recreational club operations	Medium term lease	80%
Fourth and Fifth Floor, Roof and Parking Space Nos 3 and 5, Wai Hing Factory Building, 37-41 Lam Tin Street, Kwai Chung, New Territories, Hong Kong	Capital appreciation	Medium term lease	100%

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets, liabilities and minority interests of the Group for the last five financial years, as extracted from the published audited financial statements and restated/reclassified as appropriate, is set out below. The amounts for each year in the five year financial summary have been adjusted for the effects of the retrospective changes in accounting policies as disclosed in note 2.2 to the financial statements.

RESULTS

	Year ended 31 December				
	2005	2004	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Restated)	*(Restated)*	*(Restated)*	*(Restated)*
REVENUE	**242,536**	221,273	138,600	193,359	419,450
PROFIT/(LOSS) FROM OPERATING ACTIVITIES	**18,802**	17,646	(14,676)	(103,333)	(203,414)
Finance costs	**(969)**	(377)	(969)	(1,253)	(5,486)
Share of profits and losses of associates	**(2,883)**	(5,112)	(19,472)	(1,792)	405
PROFIT/(LOSS) BEFORE TAX	**14,950**	12,157	(35,117)	(106,378)	(208,495)
Tax	**43**	159	(111)	(334)	1,622
PROFIT/(LOSS) FOR THE YEAR	**14,993**	12,316	(35,228)	(106,712)	(206,873)
Attributable to:					
Equity holders of the Company	**10,923**	7,039	(36,746)	(106,712)	(206,873)
Minority interests	**4,070**	5,277	1,518	—	—
	14,993	12,316	(35,228)	(106,712)	(206,873)

ASSETS, LIABILITIES AND MINORITY INTERESTS

	As at 31 December				
	2005	2004	2003	2002	2001
	HK$'000	*HK$'000*	*HK$'000*	*HK$'000*	*HK$'000*
		(Restated)	*(Restated)*	*(Restated)*	*(Restated)*
TOTAL ASSETS	**1,025,839**	1,030,981	1,072,868	1,057,923	1,143,186
TOTAL LIABILITIES	**(106,497)**	(129,433)	(185,680)	(154,860)	(163,796)
MINORITY INTERESTS	**(31,407)**	(26,182)	(20,006)	—	—
	887,935	875,366	867,182	903,063	979,390

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Joseph Wing Kong LEUNG *(Chairman)*
James C. NG *(Chief Executive Officer)*
Derek Wai Choi LEUNG
Wing Tung YEUNG

NON-EXECUTIVE DIRECTOR

Raymond Wai Pun LAU

INDEPENDENT NON-EXECUTIVE DIRECTORS

Cecil Sze Tsung CHAO
Jen CHEN
Ian Grant ROBINSON

QUALIFIED ACCOUNTANT

Victor Yiu Keung CHIANG

COMPANY SECRETARY

Pui Man CHENG

AUDITORS

Ernst & Young
18th Floor
Two International Finance Centre
8 Finance Street
Central, Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

PRINCIPAL BANKERS

The Hongkong & Shanghai Banking Corporation Limited
Fubon Bank (Hong Kong) Limited
United Commercial Bank
ABN AMRO Bank N.V.

REGISTERED OFFICE

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

INCORPORATION IN HONG KONG

27 April 1966

LISTING

16 November 1972

NO. OF EMPLOYEES

271

WEB SITE

www.enmholdings.com

STOCK CODE

Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENMHY

CORPORATE COMMUNICATIONS

Tel : (852) 2594 0600
Fax : (852) 2827 1491
Email : info@enmholdings.com

目錄

2 主席報告書

4 行政總裁報告書

8 董事及高級管理層簡介

11 董事會報告

17 企業管治報告

26 核數師報告

27 綜合收益表

28 綜合資產負債表

30 綜合權益變動表

32 綜合現金流量表

34 資產負債表

35 財務報表附註

100 物業詳情

101 五年財務摘要

102 公司資料

主席報告書

本人欣然呈報安寧控股有限公司(「本公司」)及其附屬公司(統稱「本集團」)截至二零零五年十二月三十一日止年度之年報。

二零零五年六月，本公司之名稱由「e-New Media Company Limited 安寧數碼科技有限公司」更改為「ENM Holdings Limited 安寧控股有限公司」。本集團目前從事不同種類之業務，包括批發及零售時裝及飾物、證券買賣及投資控股、經營渡假中心及俱樂部，以及提供電訊服務。新名稱更能反映本公司之多元化業務。

業績

截至二零零五年十二月三十一日止年度，本集團錄得營業額242,536,000港元，較上年度221,273,000港元增長10%。

於回顧年內，來自時裝零售業務之營業額增加20%，主要有賴現有店舖之內部增長以及年內新開設店舖之貢獻，新店舖包括位於國際金融中心商場之Roberto Cavalli旗艦店、Harvey Nichols之Christian Lacroix專門店以及國際金融中心商場之Kenzo專門店。

本集團錄得股東應佔純利10,923,000港元，較上年度7,039,000港元(已重列)增長55%。溢利增長主要受惠於本集團之投資表現顯著改善。

展望

本集團與一家本集團持有35%股權之酒店管理公司合作，將上海顯達鄉村俱樂部(「上海顯達」)改建為一所附設有四星級渡假酒店之水療浴渡假中心。上海顯達已改名為「上海萬歲城市渡假中心」，並於二零零六年三月試業。董事會認為，中國旅遊需求不斷上升、全球旅遊業蓬勃發展、上海商務旅遊及經濟增長，皆可令上海萬歲城市渡假中心有所裨益。

時裝零售業務方面，本集團目前設有合共12間店舖及百貨公司專櫃，涉及總樓面面積22,000平方呎。本集團冀繼續為其客戶提供優質服務並引入高檔及嶄露頭角之品牌。由於店舖租金上升，本集團已嚴加控制所有經常性開支，且已改善採購程序藉以進一步提升零售時裝業務之盈利能力。

本集團繼續物色潛質優厚之投資商機，藉以提高本集團價值及盈利能力。本集團擁有雄厚之財務狀況及淨現金狀況，更能靈活地把握投資商機。

主席報告書

致謝

本人謹此機會感謝各董事、僱員、股東及業務夥伴對本集團之信任及一貫鼎力支持。

主席
梁榮江

香港，二零零六年四月七日

行政總裁報告書

財務回顧

截至二零零五年十二月三十一日止年度，本集團錄得營業額242,536,000港元（二零零四年：221,273,000港元）及本公司權益持有人應佔綜合溢利10,923,000港元（二零零四年：7,039,000港元（已重列））。每股盈利為0.66港仙（二零零四年：0.43港仙（已重列））。

流動資金及財務狀況

於二零零五年十二月三十一日，本集團之財務狀況穩健，持有現金及存款544,625,000港元（二零零四年：581,007,000港元）。於二零零五年十二月三十一日，借貸總額為17,862,000港元（二零零四年：21,308,000港元），其中10,892,000港元（二零零四年：12,758,000港元）須於一年內到期償還。於年度結算日，本集團之資本負債比率（即借貸總額與本公司權益持有人應佔權益之比率）為2%（二零零四年：2.4%）。於二零零五年十二月三十一日之流動比率為10.8倍（二零零四年：8.1倍）。

於二零零五年十二月三十一日，本集團之借貸及銀行結餘主要以港元、美元及歐元為單位，而滙兑差額已於經審核財務報表內反映。本集團之所有借貸均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外滙狀況及市場情況，以決定是否需要進行任何對沖。

資產抵押

本集團於二零零五年十二月三十一日抵押其定期存款44,000美元（二零零四年：44,000美元），作為取得金額達44,000美元（二零零四年：44,000美元）之一般銀行信貸之抵押。

業務回顧

受惠於整體經濟環境向好，年內本集團表現持續好轉。利息上升及市場樂觀氣氛令本集團之投資及財資業務得以大幅改善。

本集團多項業務之表現持續改善。上海萬歲城市渡假中心已完成其擴建及翻新工程，該俱樂部之規模為上海同業之冠，正好配合上海商業活動增長。香港顯達之營業額維持穩定，惟需為有關物業投入資本開支以迎合荃灣經濟環境之轉變。電訊及科技業表現好轉，特別是慧點和上海安電。詩韻繼續擴展其店舖及擴大分店網絡，惟經營毛利受租金上升所影響。生物醫藥業務方面，健亞之盈利連續第二年上升，惟Cardima須克服多項重大挑戰。

行政總裁報告書

渡假中心及俱樂部業務

上海萬歲城市渡假中心

上海萬歲城市渡假中心（由一幢設有320個房間之四星級酒店大樓、一幢俱樂部大樓及一座國際會議中心組成），已於二零零六年三月底試業。俱樂部大樓設有室內／室外游泳池、水療浴池及各項運動設施，如健身室、200米高爾夫球練習場、網球場、及附設羽毛球場、乒乓球室、棋藝室及活動中心等設施之多功能體育中心。國際會議中心則設有7間多功能會議廳／室，可同時容納超過600名客人。

根據去年上海酒店之高入住率記錄，管理層預期未來數年此一趨勢將會延續，並對本集團之新酒店有利。此外，管理層相信，現時上海優質住宅物業需求強大，反映上海市民對生活質素之要求日漸提高，此乃本集團渡假酒店業務一項利好因素。

香港顯達鄉村俱樂部（「顯達」）

二零零五年營業額維持穩定。客房、中式餐廳及西式餐廳表現符合預期。受惠於會議及培訓活動之推廣計劃，西餐廳及飲宴之收入錄得輕微增長。愈來愈多大型企業選擇顯達作為會議及培訓場地。

荃灣區面貌逐步蛻變，增設更多旅遊景點，長遠對顯達有利。然而，隨著區內其他新酒店、會議及娛樂設施相繼落成，預期顯達將面對激烈競爭。各項設備已進行保養及維修，以進一步提升競爭力。

電訊及科技

SinoPay.com Holdings Limited（「SinoPay」）

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司China e-Payment Service Ltd（「合營公司」），在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。於二零零五年一月，SinoPay與合營公司完成一項增資活動，本集團於SinoPay之權益由7%增至9.2%，而本集團於合營公司之間接權益亦相應由2.8%增至3.6%。

China e-Payment Service Ltd與廣州好易聯支付網絡公司（目前由中國銀聯控制，與合營公司屬同業之廣東公司）之合併計劃仍在進行中，以提高營運效率及市場佔有率。管理層預期，兩家公司進行合併可帶來重大協同效益，合併公司之業績表現應可獲得大幅改善。建議合併計劃擬於二零零六年內完成。

電訊及科技(續)

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及及辦公室自動化系統。於二零零五年，慧點成為萬國商業機器(IBM)軟件產品Workplace for Business Controls and Reporting之分銷商，該軟件用於商業流程及監控管理用途。憑藉其自行開發之軟件產品「iOA」(以辦公室自動化為主之綜合系統)，慧點成功將其辦公室自動化系統產品及服務打進私人企業市場。除政府機構客源外，慧點之主要客戶亦包括能源企業及金融機構。營業額增長31%至人民幣77.2百萬元。除税後溢利達人民幣6百萬元，較上年增長兩倍。慧點冀成為中國辦公室自動化服務軟件及服務主要供應商。

無線上網卡業務

上海安電通信科技發展有限公司(「上海安電」)之主要業務，為向有意在中國或其他國家使用互聯網服務之企業及個人客戶提供無線上網及承包解決方案。上海安電與上海移動通信及上海中國聯通合作，在上海分銷GPRS及CDMA1X上網卡。管理層相信中國在二零零六年推出3G服務將為上海安電在上海及鄰近地區帶來商機。

時裝零售

詩韻有限公司(「詩韻」)

儘管期內天氣較為和暖、利率上升及燃油價格向上，令消費氣氛呆滯，但詩韻之銷售額仍較上年呈20%之增長。盈利表現理想帶動毛利按年上升9%。年內在黃金地段合共設立四個銷售點，同時亦有四間店舖因表現不理想於租約期滿後結束營業。

詩韻於二零零六年會繼續推動銷售增長及改善毛利，進一步專注於流行高級消費品業務，改善貨品陳列及服務質素。詩韻將於二零零六年合共開設三間新店舖，其中兩間屬現有店舖搬遷。新店舖之設計將為顧客提供更佳購物環境。

行政總裁報告書

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之特色藥廠，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製藥、以及在台灣市場進行藥物推廣及分銷。

二零零五年，健亞在台灣市場推出一系列新藥物產品。「Genetaxyl」為健亞所開發之治療乳癌藥物Paclitaxel (BMS' Taxol)之改良配方，由於該藥物功效良好且其安全性較Taxol更勝一籌，其於台灣之市場佔有率節節上升。兩款新推出藥物Urotrol及Glusafe，在台灣市場反應良好。愈來愈多醫生以Urotrol作為處方，理由是該藥物引致口乾副作用之機會較小。另一方面，受市場競爭激烈影響，Glusafe之銷售已趨近飽和。於二零零五年初，台灣首次批准銷售兩種「每日一次」新藥Loxol SR(溶黏液劑)及Diabetrol SR(抗糖尿病劑)。由於多家醫療中心已開始採用Loxol SR作處方，預期二零零六年之銷售呈可觀增長。Diabetrol SR已於二零零六年三月推出市場。

開發新藥物方面，健亞已與政府研究機構工研院ITRI合作展開兩個項目，一為抗痛風項目，另一為防嘔吐項目。待該兩種產品達到臨床實驗階段，健亞之產品陣容將更為強大。

Cardima, Inc.(「Cardima」)

Cardima為一家以美國為基地的公司，從事在心臟手術使用其Surgical Ablation System(「SAS」)進行心房纖維性顫動微創治療之醫療儀器業務。SAS(包括Revelation Tx微型導管系統之儀器組合)之市場推出已通過歐洲之CE Mark批准。Cardima未能按計劃成功向美國食品及藥物管理局取得推出市場前批准。Cardima股份交易於二零零五年被移至場外市場，主要因為未能遵守納斯達克市場之最低股份成交價格規定。

僱員及酬金政策

於本報告刊發日期，本集團合共聘用271名全職僱員，大部份駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現而定，並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援、以及根據表現授予之購股權計劃。

行政總裁
吳智明

香港，二零零六年四月七日

董事及高級管理層簡介

執行董事

梁榮江先生，五十九歲，本集團主席。梁先生於二零零零年十二月加入本集團為執行董事，並於二零零一年三月獲委任為主席。梁先生亦是本公司薪酬委員會主席。梁先生是華懋集團公司之董事，擁有逾三十年之財務及地產發展管理經驗。梁先生是香港地產行政學會資深會員，亦是香港地產建設商會執行委員會成員。

吳智明先生，六十二歲，本集團行政總裁。吳先生於香港及美國銀行業積累逾三十年經驗。吳先生於二零零一年三月加入本集團前，曾擔任香港前第一太平銀行行政總裁及加州 United Savings Bank行政總裁，他亦曾於香港及遠東區之大通銀行擔任高級職位。吳先生持有三藩市Golden Gate University工商管理碩士學位及美國St. Jose State University學士學位。吳先生是華懋集團公司之董事，及曾擔任香港僱主聯合會主席。

梁煒才先生，五十五歲，於二零零零年十二月加入本集團。梁先生持有理學士(工程系)學位，亦是特許會計師。梁先生擁有十六年銀行業經驗，曾掌管全球其中一間最大銀行之銀行附屬公司的財務及資本市場部約十年。他於一九九七年初加入華懋集團，負責華懋集團之國際投資業務。

楊永東先生，五十一歲，於二零零一年十月加入本集團為執行副總裁，並於二零零二年十一月獲委任為本集團董事，負責集團的投資業務。楊先生加入本集團前，曾於本港一間上市公司擔任董事總經理之私人助理逾十年，負責香港、中國及東南亞地區的投資及發展業務。在此之前，楊先生亦曾出任一家美資銀行的商業貸款部經理及於一所國際會計師行出任核數師。楊先生於一九七八年獲得美國Indiana University的工商管理碩士學位，並於同年通過美國公認會計師公會的公開考試。

非執行董事

劉偉楨先生，五十六歲，於二零零一年三月加入本集團。劉先生是梁錦濠•關學林律師行之首席合夥人。劉先生為香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生亦為一名法律公證人及中國委託公證人。

董事及高級管理層簡介

獨立非執行董事

趙世曾博士，六十九歲，於二零零四年九月加入本集團。趙博士為卓能(集團)有限公司的創辦人及執行主席。趙博士畢業於英國Durham大學，獲建築學榮譽學士銜，其後從事地產、投資、財務、樓宇設計及建築行業達四十年，他亦曾在政府屋宇署及建築部門工作及擔任香港地產建設商會董事超過二十年。趙博士乃香港註冊建築師及英國皇家建築師學會會員及持有美國摩利臣大學榮譽博士銜。趙博士亦榮獲二零零四年之世界傑出華人獎。

陳正博士，五十一歲，於二零零三年二月加入本集團。陳博士於生化藥制業務方面擁有廣泛經驗及專業知識。陳博士現擔任台灣健亞生物科技股份有限公司主席及總經理。在此之前，陳博士擔任美國健亞股份有限公司亞洲業務副總裁。陳博士亦曾於諾華製藥公司之新藥發明及研究方面工作八年。陳博士擁有逾三十篇著作及十項專利。陳博士持有美國紐約羅徹斯特大學化學博士學位。

Ian Grant ROBINSON先生，六十六歲，於二零零四年九月加入本集團。Robinson先生亦是本公司審核委員會主席。Robinson先生為顧問及管理公司Robinson Management Limited之主管。一九九五年該公司成立前，Robinson先生已任職專業會計師達三十九年，並於國際會計師行安永會計師事務所出任高級合夥人。Robinson先生自一九八零年一直駐於香港，為亞洲地區提供專業會計服務，並曾於世界多個主要國家工作。Robinson先生現出任美國納斯達克上市公司Brek Energy Inc.之主席及香港房屋協會執行委員。

高級管理層

康建燿先生，五十八歲，是詩韻有限公司(「詩韻」)之董事總經理。康先生在英國完成工商管理課程後，於一九七四年參與家族企業業務。初期，康先生主理詩韻生產部門。一九八零年初，康先生開始掌管零售業務，並於一九九一年起，成為詩韻領導人。康先生在高級時裝零售界擁有寶貴經驗。

於一九九六年七月，康先生獲法國總統授予*Chevalier de l'Ordre National du Merite*稱號；並於二零零三年六月，獲授予*Chevalier de la Legion d'Honneur*稱號。

黃世澧先生，四十四歲，於二零零一年七月加入本集團為投資部副總裁。黃先生負責集團的業務發展。加入本集團前，黃先生擔任香港第一太平銀行商業貸款部副總裁；及於一所美資銀行出任企業銀行主任，並在芝加哥及紐約獲得有關國際金融經驗。在加入銀行業前，黃先生亦曾於一所國際會計師行工作，負責投資評估及研究等工作。黃先生持有香港大學社會科學學士學位。

蔣耀強先生，四十一歲，於二零零三年十一月加入本集團。他為本集團財務總裁，負責本集團之整體財務管理。蔣先生擁有逾十五年專業會計工作及上市公司財務管理工作經驗。蔣先生畢業於香港中文大學，持有工商管理學士學位，為英格蘭及威爾斯特許會計師公會會員，以及香港會計師公會及英國特許公認會計師公會資深會員；蔣先生亦是香港執業會計師。

董事會報告

董事提呈截至二零零五年十二月三十一日止年度之董事會報告及本公司及本集團之經審核財務報表。

更改公司名稱

根據於二零零五年六月三日通過之一項特別決議案，由二零零五年六月二十四日起，本公司之名稱由「e-New Media Company Limited安寧數碼科技有限公司」更改為「ENM Holdings Limited安寧控股有限公司」。

主要業務

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務為批發及零售時裝及飾物、提供電訊服務、經營渡假中心及俱樂部以及投資控股。年內，本集團主要業務之性質並無重大轉變。

業績及股息

本集團截至二零零五年十二月三十一日止年度之溢利及本公司與本集團於該日之財務狀況載於財務報表第27至99頁。

董事並不建議派發截至二零零五年十二月三十一日止年度之任何股息(二零零四年：零港元)。

財務資料摘要

本集團過往五個財務年度公佈之業績及資產、負債及少數股東權益摘要載於第101頁，該等資料乃摘錄自經審核財務報表及作出適當之重新分類。該摘要並非經審核財務報表之一部份。

物業、機器及設備和投資物業

於本年度內，本公司及本集團之物業、機器及設備和投資物業之變動詳情分別載於財務報表附註13及14。

投資物業之進一步詳情載於第100頁。

債券

本集團之俱樂部債券資料載於財務報表附註28。

股本及購股權

於本年度內，本公司之法定或已發行股本並無變動。於本年度內，本公司購股權變動之詳情連同變動原因載於財務報表附註32。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、贖回或出售本公司任何上市證券。

儲備

於本年度內，本公司及本集團儲備之變動詳情，分別載於財務報表附註33(b)及第30及31頁之綜合權益變動表。

可供分派儲備

於二零零五年十二月三十一日，按照公司條例第79B條之規定計算，本公司並無可供分派儲備(二零零四年：零港元)。

主要客戶及供應商

本集團五大客戶之銷售額佔本集團本年度銷售總額不足30%。本集團五大供應商之購貨額佔本集團本年度購貨總額約40%，其中向最大供應商之購貨額則約10%。

本公司各董事或彼等之聯繫人士或任何股東(據董事知悉，擁有本公司已發行股本5%以上)概無擁有本集團五大供應商之任何實益權益。

董事

於本年度內，本公司董事如下：

執行董事：

梁榮江先生 *(主席)*
吳智明先生 *(行政總裁)*
梁煒才先生
楊永東先生

非執行董事：

劉偉檳先生

獨立非執行董事：

趙世曾博士
陳正博士
Ian Grant ROBINSON先生

根據本公司組織章程細則第101條規定，梁榮江先生、楊永東先生及陳正博士須於即將舉行之股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

董事及高級管理層簡介

本公司董事及本集團高級管理層之簡介載於本年報第8至10頁。

董事之服務合約

於即將舉行之股東週年大會上獲提名連任之董事，均無與本公司或其任何附屬公司訂立倘於一年內終止則須作出賠償之合約(法定賠償除外)。

董事於合約之權益

於本年度內，概無董事於本公司或其任何附屬公司所簽訂並對本集團業務而言屬重大之合約中，直接或間接擁有重大權益。

董事於股份之權益

於二零零五年十二月三十一日，本公司一名董事於本公司或其相聯法團(定義見證券及期貨條例(「證券及期貨條例」)第XV部)之股份中擁有須記入本公司根據證券及期貨條例第352條須存置之登記冊，或根據上市公司董事進行證券交易之標準守則須知會本公司及香港聯合交易所有限公司(「聯交所」)之權益如下：

於本公司每股面值0.01港元普通股之好倉：

董事姓名	通過受控制公司持有之股份數目	佔本公司已發行股本百分比
梁榮江先生	200,000	0.012%

除上述披露者外，於二零零五年十二月三十一日，概無董事於本公司或其任何相聯法團之股份、相關股份或債券中擁有任何根據證券及期貨條例第352條須作登記，或根據上市公司董事進行證券交易之標準守則須知會本公司及聯交所之權益或淡倉。

董事購入股份或債券之權利

董事或彼等各自之配偶或未成年子女於年內任何時間概無獲授予權利藉購入本公司股份或債券而獲取利益，彼等亦無行使任何有關權利，而本公司或其任何附屬公司並無參與任何安排，致使任何董事可於任何其他法人團體取得該等權利。

購股權計劃

本公司購股權計劃之詳情載於財務報表附註32。

薪酬政策

本集團僱員之薪酬政策由薪酬委員會按僱員之表現、資歷及能力而釐定。

本公司董事薪酬由薪酬委員會參照本公司之經營業績、個人表現及可供比較之市場統計數字釐定。

本公司已採納購股權計劃，作為對執行董事及僱員之獎勵，有關購股權計劃之詳情載於財務報表附註32。

主要股東於股份之權益

於二零零五年十二月三十一日，載於本公司根據證券及期貨條例第336條存置之登記冊內，擁有本公司已發行股本5%或以上之權益之人士如下：

於本公司每股面值0.01港元普通股之好倉：

名稱	直接權益	間接權益	所持有股數	佔本公司已發行股本百分比
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士 *(附註)*	—	571,642,145	571,642,145	34.6%

附註： 龔如心女士名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士於本公司股份所持有之權益。

除以上所披露者外，於二零零五年十二月三十一日，概無任何人士根據證券及期貨條例第336條所規定登記擁有本公司之股份權益。

關連交易

二零零四年八月二十六日，本公司與一名主要股東所控制之公司Hollywood Palace Company Limited（「業主」）訂立一份租賃協議（「舊租賃協議」），租賃位於九龍尖沙咀東部麼地道77號華懋廣場15樓1502及1521室，由二零零四年九月一日起計為期八個月，月租為113,260港元，並享有一個月免租期。

二零零五年四月二十八日，本公司與業主訂立一份新租賃協議（「新租賃協議」），繼續租用舊租賃協議之相同物業，由二零零五年五月一日起生效為期兩年，月租為145,620港元，並享有四個月免租期。根據聯交所證券上市規則（「上市規則」），新租賃協議構成本公司之持續關連交易。

上述持續關連交易已經過本公司獨立非執行董事審閱，且確認有關交易是按照以下情況簽訂：

(a) 本公司日常及一般業務過程；

(b) 按一般商業條款；及

(c) 新租賃協議之條款屬公平合理且符合本公司股東之整體利益。

關連交易（續）

本公司已收到核數師一封函件，報告該持續關連交易：

(a) 已獲本公司董事會批准；及

(b) 乃按照新租賃協議而訂立。

充足之公眾持股量

根據本公司所獲公開資料並就董事所悉，於本報告日期，本公司之公眾持股量一直符合上市規則之規定。

核數師

安永會計師事務所於二零零四年首度獲委任為本公司之核數師，以填補因畢馬威會計師事務所之辭任後而產生之空缺。

安永會計師事務所任滿告退，本公司將於應屆股東週年大會上提呈決議案，續聘該會計師事務所為本公司之核數師。

承董事會命
主席
梁榮江

香港，二零零六年四月七日

企業管治報告

本公司致力維持良好之企業管治標準及程序，以確保資料披露之完整性、透明度及質素，藉以提高股東價值。

企業管治常規

聯交所頒佈載於上市規則附錄十四之企業管治常規守則(「企業管治守則」)，以及載於上市規則附錄二十三之企業管治報告(「企業管治報告」)，該等規則(除一項例外情況外)已於二零零五年一月一日或之後開始之會計期間生效。該項例外情況乃關於企業管治守則之守則條文第C.2條有關內部監控及企業管治報告內有關本公司之內部監控之披露規定，該等規定於二零零五年七月一日或之後開始之會計期間生效。

董事認為，截至二零零五年十二月三十一日止年度，本公司已遵守企業治管守則之守則條文，惟企業管治守則之守則條文第C.2條有關內部監控(由二零零五年七月一日或之後開始之會計年度實施)則除外，且與企業管治守則之守則條文第A4.1及A4.2條有關董事服務任期及輪值告退之規定有所差別。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。根據企業管治守則之守則條文第A.4.2條規定，所有獲委任以填補臨時空缺之董事須在其獲委任後的首屆股東大會上由股東投選，以及每位董事(包括以特定任期委任者)須至少每三年輪值告退一次。

本公司現任非執行董事及獨立非執行董事概非以特定任期委任。然而，所有非執行董事及獨立非執行董事均須按照本公司之章程細則之規定輪值告退。

根據本公司之章程細則，任何獲委任以填補臨時空缺或新加入之董事僅可留任至本公司下一屆股東週年大會，並符合資格膺選連任。於每屆股東週年大會上，當時在任之三分一之董事(或如董事人數並非三或三之倍數時，最接近三分一之董事)須退任。每年告退之董事須為自上一次當選後任期最長之董事，但倘若多位董事乃於同一天獲委任，則以抽籤決定須告退之人選(除非該等董事另有協議者則作別論)。行將退任之董事符合資格可膺選連任。由於共有八位董事，而其中三分一董事須輪值告退，則各董事的有效任期為不多於三年。為使本公司之章程細則與企業管治守則一致，本公司將於應屆股東週年大會上提呈建議修訂其章程細則。

董事會

(A) 董事會之組成

董事會目前由四名執行董事、一名非執行董事及三名獨立非執行董事組成，負起引導管理層之重要職能。

截至二零零五年十二月三十一日止年度之董事會成員為：

執行董事
梁榮江先生(主席)
吳智明先生(行政總裁)
梁焯才先生
楊永東先生

非執行董事
劉偉楨先生

獨立非執行董事
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

董事會之架構會定期予以檢討，以確保專業知識、技術及經驗達致平衡，並能符合本集團之業務需要。董事之履歷資料載於第8頁及第9頁。

在所有公司通訊中已按董事類別(包括主席、執行董事、非執行董事及獨立非執行董事之姓名)披露董事會的架構。

就董事所知悉，本公司各董事之間概無任何財務、業務及親屬關係。彼等均可自由作出獨立判斷。

(B) 主席及行政總裁

梁榮江先生擔任董事會主席，吳智明先生則擔任本集團行政總裁。

主席負責管理董事會，而行政總裁則負責管理本集團業務。主席與行政總裁之職責已明確劃分。

主席亦負責確保全體董事均適當知悉有關董事會上所討論之事項，並已及時收到充分及可靠之資料。

董事會（續）

(C) 獨立非執行董事

根據上市規則第3.10(1)條及第3.10(2)條，本公司已委任三名獨立非執行董事，當中Ian Grant ROBINSON先生在財務事宜方面擁有合適之專業資格及經驗。

本公司已接獲各獨立非執行董事根據上市規則第3.13條發出之年度獨立性確認書。本公司認為全體獨立非執行董事均為獨立人士。

(D) 委任、重選及撤換董事

董事會全體成員負責挑選及核准董事會候選成員之委任，因此並沒有成立提名委員會。

本公司現任非執行董事及獨立非執行董事概並非根據特定任期委任。然而，全體非執行董事及獨立非執行董事須按照本公司之章程細則規定輪值告退。

根據本公司之章程細則，任何獲委任以填補臨時空缺或新加入之董事僅可留任至本公司下一屆股東週年大會，並符合資格膺選連任。

於每屆股東週年大會上，當時在任之三分一之董事（或如董事人數並非三或三之倍數時，最接近三分一之董事）須退任。每年告退之董事須為自上一次當選後任期最長之董事，但倘若多位董事乃於同一天獲委任，則以抽籤決定須告退之人選（除非該等董事另有協議者則作別論）。行將退任之董事符合資格可膺選連任。由於共有八位董事，而其中三分一董事須輪值告退，則各董事的有效任期不多於三年。為使本公司之章程細則與企業管治守則一致，本公司將於應屆股東週年大會上提呈建議修訂其章程細則。

截至二零零五年十二月三十一日止年度，董事會之架構並無變動。

(E) 董事之責任

所有董事均充分了解彼等作為本公司董事之角色及職責。

新任董事於入職時，將獲簡介本集團之主要業務、彼等之責任及職責以及其他監管要求。

公司秘書負責向全體董事發放上市規則及其他相關監管要求之最新資料。

董事會(續)

(F) 董事之證券交易

本公司已採納上市規則附錄十所載之上市公司董事進行證券交易之標準守則(「標準守則」),作為本公司董事進行證券交易之操守守則。經向所有董事作出具體查詢後,所有董事於截至二零零五年十二月三十一日止年度已遵守標準守則規定之條款。

(G) 董事會會議

董事會定期開會,截至二零零五年十二月三十一日止年度,曾舉行四次董事會會議。截至二零零五年十二月三十一日止年度董事會之出席會議記錄如下:

	出席率
執行董事	
梁榮江先生(主席)	3/4
吳智明先生(行政總裁)	4/4
梁煒才先生	4/4
楊永東先生	4/4
非執行董事	
劉偉楨先生	3/4
獨立非執行董事	
趙世曾博士	0/4
陳正博士	3/4
Ian Grant ROBINSON先生	4/4

根據本公司之章程細則,董事可親身或透過其他電子通訊方式出席董事會會議。

董事均經諮詢以提出討論事項列入董事會會議議程。

本公司召開董事會定期會議應發出至少十四天通知,而召開其他董事會會議應發出合理通知。

議程以及隨附之文件會於董事會會議前三天傳閱,確保董事對即將在董事會提出之事項能夠在掌握有關資料的情況下作出決定。

董事應可取得公司秘書的意見和服務,公司秘書之職責為向董事提供董事會文件及相關資料,以確保董事會程序及所有適用規則及規例得以遵守。

董事會(續)

(G) 董事會會議(續)

公司秘書負責記錄董事會之會議記錄，該等會議記錄須在每次會議後之合理時間內送交全體董事，並隨時可供董事查閱。有關會議記錄為董事會會議上所討論事項及決議之記錄。

倘涉及主要股東或董事之潛在利益衝突，有關事宜會在實際董事會會議討論，而並不會以書面決議方式處理。獨立非執行董事會出席處理涉及利益衝突事宜之董事會會議。

董事及高級管理人員薪酬

本公司於二零零二年四月成立薪酬委員會。根據企業管治守則規定，薪酬委員會之職權範圍已於二零零五年四月十五日作出修訂，內容與載於企業管治守則之守則條文大致相若。薪酬委員會之經修訂職權範圍已刊載於本公司網頁。

現行薪酬委員會由本公司主席梁榮江先生(薪酬委員會主席)，以及兩名獨立非執行董事，即趙世曾博士及Ian Grant ROBINSON先生組成。

薪酬委員會之主要職能包括就本公司所有董事及高級管理人員之薪酬政策及架構提供建議，並不時根據董事會決議之企業目標及目的，檢討所有執行董事及高級管理人員之具體薪酬待遇。並無董事參與釐定其本身之薪酬。

薪酬委員會須就其他董事及高級管理人員之薪酬建議諮詢主席及/或行政總裁。

薪酬委員會獲提供充足資源以履行其職務，在有需要時尋求獨立專業意見，並由本公司支付費用。

董事及高級管理人員薪酬(續)

薪酬委員會於截至二零零五年十二月三十一日止年度舉行了一次會議。截至二零零五年十二月三十一日止年度，薪酬委員會之出席會議記錄如下：

	出席率
梁榮江先生	1/1
趙世曾博士	0/1
Ian Grant ROBINSON先生	1/1

二零零五年內，薪酬委員會的工作包括：

(i) 檢討董事及高級管理人員之薪酬政策; 及

(ii) 就二零零六年之董事袍金向董事會作出建議。

問責及核數

(A) 財務滙報

董事會負責在所有企業通訊內，就本集團之表現、狀況及前景作出平衡、清晰及全面之評估。

董事可向管理層作出全面查詢且可於必要時獲取本集團之資料。董事可於其認為有需要時尋求獨立專業意見，並由本公司支付費用。

董事了解其在編製本集團財務報表之責任。本公司核數師就其對本集團財務報表責任之聲明載於第26頁之核數師報告。

董事確認，經作出一切合理查詢後，就彼等所知、所了解及所信，彼等並不知悉任何重大不明朗之事件或情況，可能會對本公司持續經營能力造成重大疑慮。

(B) 內部監控

董事會全權負責維持本集團健全和有效之內部監控系統，以保障股東之投資及本公司之資產。董事會定期檢討本集團之內部監控系統。

問責及核數(續)

(C) 審核委員會

於一九九九年一月，本公司根據香港會計師公會發出之「成立審核委員會指引」成立審核委員會。根據企業管治守則規定，審核委員會之職權範圍已於二零零五年四月十五日作出修訂，內容與載於企業管治守則之守則條文大致相若。審核委員會之經修訂職權範圍已刊載於本公司網頁。

現行審核委員會由一名非執行董事(劉偉檳先生)以及三名獨立非執行董事(趙世曾博士，陳正博士及Ian Grant ROBINSON先生)組成。該委員會由獨立非執行董事Ian Grant ROBINSON先生出任主席。

四名審核委員會成員在加入本公司之前一年，概無出任外聘核數師之合夥人。

審核委員會之主要職責包括檢討及監控本集團之財務滙報系統及內部監控程序，審閱本集團之財務資料及監察與本公司核數師之關係。

審核委員會獲提供充足資源以履行其職務，在有需要時尋求獨立專業意見，並由本公司支付費用。

審核委員會於截至二零零五年十二月三十一日止年度舉行了兩次會議，而外聘核數師均有列席。截至二零零五年十二月三十一日止年度，審核委員會之出席會議記錄如下：

	出席率
Ian Grant ROBINSON先生	2/2
趙世曾博士	1/2
陳正博士	1/2
劉偉檳先生	1/2

二零零五年內，審核委員會之工作包括：

(i) 審閱本集團之中期及年度財務報表;

(ii) 審閱外聘核數師提供之非核數服務; 及

(iii) 建議董事會重新委任安永會計師事務所出任本公司之核數師。

董事會與審核委員會對挑選、委任、辭任或罷免外聘核數師並無存在意見分歧。

公司秘書負責記錄審核委員會之會議記錄，該等會議記錄須在每次會議後之合理時間內送交所有委員會成員。

問責及核數(續)

(D) 核數師酬金

截至二零零五年十二月三十一日止年度，本集團外聘核數師為本集團提供以下服務：

	千港元
核數服務	1,618
非核數服務	
就潛在投資項目進行盡職審查	700
稅務服務	209
審閱關連人士交易	20
	2,547

董事會權力之授權

(A) 管理職能

由主席領導之董事會負責制定本集團整體策略及監察管理層之表現。管理層在行政總裁之導領下負責處理本集團之日常業務。

下列事項須由董事會決定：

(i) 制定長期策略;

(ii) 批准各項公佈;

(iii) 批准重大銀行信貸;

(iv) 對各項重大收購及出售作出承擔;

(v) 對各項重大關連交易作出承擔; 及

(vi) 審閱內部監控系統。

(B) 董事會轄下之委員會

董事會目前設有三個委員會，包括兩個與企業管治有關之委員會(即審核委員會及薪酬委員會)以及投資委員會。所有董事會轄下之委員會均訂有清晰之書面職權範圍。董事會轄下各委員會定期向董事會匯報其工作及發現。

與股東之溝通

(A) 有效溝通

為了發展及維繫與本公司股東之持續關係，本公司已設立各種溝通渠道，以促進及加強溝通：

(i) 寄發本公司中期及年度報告予本公司股東;

(ii) 股東週年大會為本公司股東提供一個場合，讓彼等提出意見及與董事會交換意見;

(iii) 本集團之最新重要資料載於本公司之網頁; 及

(iv) 本公司之網頁為本公司與其股東提供溝通渠道。

主席及董事於股東大會上樂意回答本公司股東提出之問題。於股東大會上，具體上不同之議題(包括個別董事之選任)將以個別決議案處理，以確保股東之權利。

董事會主席、審核委員會主席、薪酬委員會主席及所有執行董事均已出席本公司二零零五年股東週年大會(「二零零五年股東週年大會」)。本公司之核數師亦已出席二零零五年股東週年大會。

(B) 以投票方式表決

要求以投票方式進行表決之程序，於所有寄發予本公司股東通函(附隨股東大會通告)中披露。有關序程由股東大會主席於會議開始時作解釋。

股東大會上每項決議案之投票票數均作正確計算及記錄。

核數師報告

ERNST & YOUNG

致安寧控股有限公司各股東

(於香港註冊成立之有限公司)

本核數師已審核刊載於第27頁至第99頁根據香港公認會計原則編製之財務報表。

董事及核數師之個別責任

公司條例規定董事須負責編製真實及公平之財務報表。在編製該等真實及公平之財務報表時，董事必須選擇及貫徹採用適當之會計政策。本核數師之責任乃根據審核工作之結果，對該等財務報表作出獨立意見，並按照公司條例第141條將此意見僅向全體股東報告。除此以外，本報告不可用作其他用途。本核數師並不就本報告之內容向任何其他人士負上責任或承擔任何責任。

意見之基礎

本核數師乃按香港會計師公會所頒佈之香港核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報表時所作之重大估計及判斷、所釐定之會計政策是否適合　貴公司及　貴集團之具體情況及有否貫徹運用並作出足夠之披露。

本核數師於策劃及進行審核工作時，均以取得一切認為必需之資料及解釋為目標，使本核數師能獲得充份之憑證，從而就該等財務報表是否存有重大之錯誤陳述作合理之確定。在作出意見時，本核數師亦已衡量該等財務報表所載之資料在整體上是否足夠。本核數師相信，本核數師之審核工作已為下列意見建立合理之基礎。

意見

本核數師認為，該等財務報表均真實及公平地反映　貴公司及　貴集團於二零零五年十二月三十一日之財務狀況，及貴集團截至該日止年度之溢利及現金流動情況，並按照香港公司條例妥善編製。

安永會計師事務所
執業會計師

香港，二零零六年四月七日

綜合收益表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
收入	5	**242,536**	221,273
銷售成本		**(110,221)**	(93,510)
毛利		**132,315**	127,763
其他收入及收益	5	**5,859**	17,409
銷售及分銷成本		**(68,359)**	(55,808)
行政費用		**(74,041)**	(80,548)
其他經營收入／(開支)淨額		**16,631**	(16,781)
物業公允值變動／撥回重估虧絀	6	**6,397**	25,611
融資成本	7	**(969)**	(377)
應佔聯營公司溢利及虧損		**(2,883)**	(5,112)
除稅前溢利	6	**14,950**	12,157
稅項	10	**43**	159
年內溢利		**14,993**	12,316
可分配於：			
本公司權益持有人	11	**10,923**	7,039
少數股東權益		**4,070**	5,277
		14,993	12,316
股息		**無**	無
本公司普通股權益持有人			
應佔每股盈利	12		
基本		**0.66仙**	0.43仙
攤薄		**不適用**	不適用

綜合資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
非流動資產			
物業、機器及設備	13	**80,326**	74,198
投資物業	14	**109,700**	96,200
預付土地租賃款項	15	**3,140**	3,217
商譽	16	**6,610**	6,610
於共同控制公司之權益	18	**—**	—
於聯營公司之權益	19	**17,348**	9,633
可供出售之股本投資╱長期投資	20	**35,503**	35,489
非流動資產總值		**252,627**	225,347
流動資產			
存貨	21	**34,920**	33,910
應收賬款	22	**7,105**	11,710
預付款項、按金及其他應收款項		**37,407**	28,651
預付土地租賃款項	15	**77**	77
按公允值計入損益中之股本投資╱短期投資	23	**148,736**	149,296
應收一間聯營公司款項	19	**—**	641
已抵押存款	24	**342**	342
定期存款	24	**515,379**	531,741
現金及銀行結餘	24	**29,246**	49,266
流動資產總值		**773,212**	805,634
流動負債			
應付賬款及其他應付款項	25	**55,270**	81,819
附息銀行及其他借款	26	**3,978**	6,597
債券之即期部份	28	**1,684**	954
其他貸款	29	**5,230**	5,207
應付税項		**5,497**	5,436
流動負債總額		**71,659**	100,013
流動資產淨值		**701,553**	705,621
總資產減流動負債		**954,180**	930,968

綜合資產負債表（續）

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
總資產減流動負債		**954,180**	930,968
非流動負債			
債券	28	**6,673**	8,550
附息銀行及其他借款	26	**297**	—
遞延收入		**27,868**	20,870
非流動負債總額		**34,838**	29,420
資產淨值		**919,342**	901,548
權益			
本公司權益持有人應佔權益			
已發行股本	31	**16,507**	16,507
儲備	33(a)	**871,428**	858,859
		887,935	875,366
少數股東權益		**31,407**	26,182
權益總額		**919,342**	901,548

主席
梁榮江

行政總裁
吳智明

綜合權益變動表

截至二零零五年十二月三十一日止年度

	本公司權益持有人應佔									
	已發行股本	股份溢價	資本贖回儲備	特殊儲備	重估儲備	匯率波動儲備	累積虧損	合計	少數股東權益	權益總額
	千港元	千港元	千港元	千港元 *(附註31(b)(ii))*	千港元	千港元	千港元	千港元	千港元	千港元
於二零零四年一月一日										
承前列報	16,507	1,189,721	478	808,822	33	2,008	(1,106,258)	911,311	20,006	931,317
前期調整：										
香港會計準則第17號										
－區分業主自用物業之土地及樓宇部份 *(附註2.2(e)及2.4(b))*	–	–	–	–	–	–	(44,129)	(44,129)	–	(44,129)
經重列	16,507	1,189,721	478	808,822	33	2,008	(1,150,387)	867,182	20,006	887,188
重估盈餘 *(附註13)*	–	–	–	–	1,349	–	–	1,349	899	2,248
外匯調整	–	–	–	–	–	(204)	–	(204)	–	(204)
年內直接於權益確認之收入及開支總額	–	–	–	–	1,349	(204)	–	1,145	899	2,044
年內溢利淨額(已重列)	–	–	–	–	–	–	7,039	7,039	5,277	12,316
於二零零四年十二月三十一日	16,507	1,189,721	478	808,822	1,382	1,804	(1,143,348)	875,366	26,182	901,548

綜合權益變動表（續）

截至二零零五年十二月三十一日止年度

	本公司權益持有人應佔										
	已發行股本	股份溢價	資本贖回儲備	特殊儲備	重估儲備	可供出售股本投資重估儲備	匯率波動儲備	累積虧損	合計	少數股東權益	權益總額
	千港元	千港元	千港元	千港元 (附註31(b)(ii))	千港元	千港元	千港元	千港元	千港元	千港元	千港元
於二零零五年一月一日											
承前列報	16,507	1,189,721	478	808,822	1,382	—	1,804	(1,092,642)	926,072	26,182	952,254
前期調整：											
香港會計準則第17號											
－區分業主自用物業											
之土地及樓宇部分											
(附註2.2(e)及2.4(b))	—	—	—	—	—	—	—	(50,706)	(50,706)	—	(50,706)
經重列	16,507	1,189,721	478	808,822	1,382	—	1,804	(1,143,348)	875,366	26,182	901,548
重估盈餘 (附註13)	—	—	—	—	1,732	—	—	—	1,732	1,155	2,887
可供出售股本投資											
公允值變動	—	—	—	—	—	(783)	—	—	(783)	—	(783)
於收益表確認之減值	—	—	—	—	—	783	—	—	783	—	783
外匯調整	—	—	—	—	—	—	(86)	—	(86)	—	(86)
年內直接於權益確認											
之收入及開支總額	—	—	—	—	1,732	—	(86)	—	1,646	1,155	2,801
年內溢利淨額	—	—	—	—	—	—	—	10,923	10,923	4,070	14,993
於二零零五年											
十二月三十一日	**16,507**	**1,189,721**	**478**	**808,822**	**3,114**	**—**	**1,718**	**(1,132,425)**	**887,935**	**31,407**	**919,342**

綜合現金流量表

截至二零零五年十二月三十一日止年度

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
經營業務之現金流量			
除税前溢利		**14,950**	12,157
經下列各項調整：			
折舊	6	**7,795**	5,548
遞延收入攤銷	6	**(400)**	—
預付土地租賃款項之確認	6	**77**	77
商譽攤銷及減值	6	**—**	2,057
融資成本	7	**969**	377
上市證券投資之股息收入	5	**(4,182)**	(5,624)
利息收入	5	**(19,130)**	(7,767)
應佔聯營公司溢利及虧損		**2,883**	5,112
出售一家聯營公司之收益		**—**	(23)
公允值變動／撥回重估虧絀：			
投資物業	6	**(3,785)**	(21,789)
渡假中心及俱樂部物業	6	**(2,612)**	(3,822)
應計應付款項撥回	6	**(17,339)**	(8,017)
一聯營公司貸款之撥備／(撥備撥回)	6	**(4,095)**	1,365
其他應收款項之撥備	6	**1,936**	8,670
出售物業、機器及設備項目之收益	6	**(29)**	(333)
物業、機器及設備項目之減值	6	**242**	—
短期投資之已變現及未變現收益淨額	6	**—**	(14,170)
長期投資之減值	6	**—**	22,988
公允值虧損淨額：			
可供出售股本投資	6	**783**	—
按公允值計入損益中之股本投資	6	**4,169**	—
滙兑收益淨額		**(1,755)**	(239)
營運資金變動前經營虧損		**(19,523)**	(3,433)
存貨增加		**(1,010)**	(3,569)
應收賬款減少		**4,605**	1,764
預付款項、按金及其他應收款項增加		**(3,454)**	(172)
應付賬款及其他應付款項減少		**(11,021)**	(25,444)
應收聯營公司款項減少		**641**	223
應付一聯營公司款項減少		**—**	(2,866)
用於經營業務之現金		**(29,762)**	(33,497)
已收利息		**11,608**	7,894
已收上市證券投資之股息		**1,899**	5,624
退回香港利得税		**7**	328
退回／(已付)海外税項		**97**	(15)
經營業務現金流出淨額		**(16,151)**	(19,666)

綜合現金流量表（續）

截至二零零五年十二月三十一日止年度

	附註	二零零五年	二零零四年
		千港元	千港元
			(重列)
經營業務現金流出淨額		**(16,151)**	(19,666)
投資活動之現金流量			
購買物業、機器及設備項目		**(8,230)**	(3,177)
購買按公允值計入損益中之股本投資		**(12,915)**	—
就增加聯營公司之投資支付之按金		**—**	(2,567)
購買可供出售股本投資／長期投資		**(798)**	—
於一聯營公司之投資增加		**(8,013)**	—
聯營公司償還欠款		**4,077**	281
出售一聯營公司所得款項		**—**	2,150
出售物業、機器及設備項目所得款項		**49**	3,136
出售按公允值計入損益中之股本投資／短期投資所得款項		**9,304**	7,115
已抵押存款減少		**—**	47,194
購入時原到期日超過三個月之非抵押定期存款增加		**(417,796)**	—
投資活動之現金流入／(流出)淨額		**(434,322)**	54,132
融資活動之現金流量			
新增銀行貸款		**39,408**	12,269
償還銀行貸款		**(42,118)**	(52,352)
贖回債券		**(327)**	(540)
融資租賃款項之本金部份		**(68)**	—
已付利息		**(607)**	(377)
融資活動之現金流出淨額		**(3,712)**	(41,000)
現金及現金等值減少淨額		**(454,185)**	(6,534)
年初之現金及現金等值		**581,007**	587,522
外幣滙率變動影響淨額		**7**	19
年終之現金及現金等值		**126,829**	581,007
現金及現金等值結餘之分析			
現金及銀行結餘	24	**29,246**	49,266
購入時原到期日少於三個月之非抵押定期存款		**97,583**	531,741
		126,829	581,007

資產負債表

二零零五年十二月三十一日

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
非流動資產			
物業、機器及設備	13	—	—
投資物業	14	**122,700**	118,200
於附屬公司之權益	17	**210,400**	205,806
於聯營公司之權益	19	**292**	274
非流動資產總值		**333,392**	324,280
流動資產			
按公允值計入損益中之股本投資/短期投資	23	**138,980**	136,584
預付款項、按金及其他應收款項		**9,420**	1,448
已抵押存款	24	**342**	342
定期存款	24	**515,379**	531,741
現金及銀行結餘	24	**1,094**	5,106
流動資產總值		**665,215**	675,221
流動負債			
應付附屬公司款項	17	**70,577**	77,992
應付賬款及其他應付款項	25	**3,297**	3,352
流動負債總額		**73,874**	81,344
流動資產淨值		**591,341**	593,877
資產淨值		**924,733**	918,157
權益			
已發行股本	31	**16,507**	16,507
儲備	33(b)	**908,226**	901,650
權益總額		**924,733**	918,157

主席
梁榮江

行政總裁
吳智明

財務報表附註

二零零五年十二月三十一日

1. 集團資料

安寧控股有限公司是一家在香港註冊成立之有限公司。本公司之註冊辦事處地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室。

年內，本集團從事下列主要業務：

- 批發及零售時裝及飾物
- 提供電訊服務
- 經營渡假中心及俱樂部
- 投資控股及證券買賣

2.1 編製基準

本財務報表乃按照香港會計師公會發出之《香港財務報告準則》(「香港財務報告準則」)(包括《香港會計準則》(「香港會計準則」)及《詮釋》(「香港會計準則－詮釋」))、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值計算之投資物業、若干租賃樓宇及股本投資外(於下文進一步說明)，本財務報表乃按原值成本法編製。本財務報表以港元(「港元」)呈列，而除另有指明者外，所有金額均四捨五入至最接近千位(千港元)。

綜合賬目基準

綜合財務報表包括本公司及其附屬公司截至二零零五年十二月三十一日止年度之財務報表。附屬公司之業績乃於收購日期(即本集團取得控制權之日期)起綜合計算，並繼續綜合列賬直至該等控制權終止為止。集團內各公司間之所有重大交易及結餘已於綜合賬目時對銷。

少數股東權益指外界股東應佔本公司附屬公司之業績及資產淨值之權益。

2.2 新訂及經修訂香港財務報告準則之影響

下列新訂及經修訂香港財務報告準則影響到本集團並於本年度之財務報表首次採納：

香港會計準則第1號	財務報表之呈列
香港會計準則第2號	存貨
香港會計準則第7號	現金流量表
香港會計準則第8號	會計政策、會計估計之變動及差錯
香港會計準則第10號	結算日後之事項
香港會計準則第12號	所得稅
香港會計準則第14號	分類報告
香港會計準則第16號	物業、機器及設備
香港會計準則第17號	租賃
香港會計準則第18號	收入
香港會計準則第19號	僱員福利
香港會計準則第21號	外幣滙率變動之影響
香港會計準則第23號	借貸成本
香港會計準則第24號	關連人士披露
香港會計準則第27號	綜合及獨立財務報表
香港會計準則第28號	於聯營公司之投資
香港會計準則第31號	於合營企業之投資
香港會計準則第32號	金融工具：披露與呈列
香港會計準則第33號	每股盈利
香港會計準則第36號	資產減值
香港會計準則第37號	撥備、或然負債及或然資產
香港會計準則第39號	金融工具：確認及計量
香港會計準則第40號	投資物業
香港財務報告準則第2號	以股權支付
香港財務報告準則第3號	業務合併
香港會計準則－詮釋第21號	所得稅－收回經重估的不可折舊資產
香港會計準則－詮釋第2號	適用於酒店物業之會計政策
香港會計準則－詮釋第4號	租賃－有關香港土地租賃租期之釐定

採納香港會計準則第2、7、8、10、12、14、16、18、19、21、23、27、28、31、33及37、香港會計準則－詮釋第21號及香港會計準則－詮釋第4號，並未對本集團及本公司之會計政策及本集團及本公司之財務報表之計算方法造成重大影響。

香港會計準則第1號影響到少數股東權益於綜合資產負債表、綜合收益表、綜合權益變動表及其他披露之呈列。

香港會計準則第24號已擴大關連人士之定義並影響到本集團對關連人士之披露。

財務報表附註

二零零五年十二月三十一日

2.2 新訂及經修訂香港財務報告準則之影響(續)

採納其他香港財務報告準則之影響概述如下：

(a) 香港會計準則第32號及香港會計準則第39號－金融工具

於過往年度，本集團將擬持有作持續策略性或長期持有之股本證券投資分類為長期投資內之投資證券，並將此等投資按個別投資基準以成本扣除任何減值虧損列賬。擬按長期基準持有但沒有列明特別既定目的之其他長期股本證券投資乃按個別投資基準以公允值列賬，並分類為其他證券，該等因證券公允值改變而產生之損益，在其產生年內計入或自收益表中扣除。

於採納香港會計準則第32號及第39號後，此等證券乃分類為可供出售投資。可供出售投資乃上市及非上市股本證券之非衍生性投資，及被視為可予以出售或不會被分類為按照香港會計準則第39號定義之金融資產中之其他任何類別。每項可供出售投資經首次確認後，會按公允值計算，因公允值變動而產生之損益會在權益表內獨立確認，直至此等投資被出售、收回或變賣，或當投資被確認為減值為止；於其時以往於權益內確認之累計損益會計入收益表內。當非上市股本證券之公允值不能可靠地計算是由於(a)有關投資之合理公允值之估計範圍存在重大的可變性或(b)在評估公允值時不能合理地評估及使用有關範圍內可能出現之多項估計，此等證券會按成本扣除減值虧損列賬。

於過往年度，本集團將其擬持作買賣用途之股本證券投資分類為短期投資，及按公允值列賬(按個別投資基準計)，所產生之損益則於收益表中確認。採納香港會計準則第39號後，根據會計準則第39號之過渡條文，本集團於二零零五年一月一日持有之該等證券被重新分類為按公允值計入損益中之金融資產，且按公允值列賬，所產生之損益於收益表中確認。

採納香港會計準則第39號並無對本集團股本證券投資之計算造成任何變動。

2.2 新訂及經修訂香港財務報告準則之影響（續）

(b) 香港會計準則第40號－投資物業及香港會計準則－詮釋第2號－適用於酒店物業之會計政策

關於投資物業之會計政策改變如下：

(i) *投資物業公允值之變動*

於過往年度，投資物業之公允值變動乃列作投資物業重估儲備之變動處理。倘此儲備之總額（按組合基準計）不足以彌補虧絀，虧絀之差額會於收益表中扣除。其後任何重估盈餘會計入收益表內，惟以過往扣除之虧絀為限。

於採納香港會計準則第40號後，由投資物業公允值之改變而產生之損益會計入其產生年度之收益表內。

由於本集團於過往年度錄得重估虧絀淨額，且於二零零五年及二零零四年一月一日並無投資重估儲備，故採納香港會計準則第40號並未對本集團之綜合收益表及期初累計虧損造成任何影響。

(ii) *渡假中心及俱樂部物業之重新分類*

於過往年度，本集團所有渡假中心及俱樂部物業與投資物業獨立分類，並按估值減以累計折舊及任何減值虧損列賬。渡假中心及俱樂部物業公允值之變動乃列作重估儲備之變動處理。倘此儲備之總額（按個別基準計）不足以彌補虧絀，虧絀之差額會於收益表內扣除。其後任何重估盈餘會計入收益表內，惟以過往扣除之虧絀為限。於出售已重估資產後，重估儲備內有關過往估值之已變現相關部份會轉往累計虧損作為儲備內之變動。

於採納香港會計準則第40號及香港會計準則－詮釋第2號後，只有業主自行管理之物業才會被視為業主自用物業，該等物業須按估值減累計折舊及任何減值虧損列賬。另一方面，倘物業業主之實際身份為被動投資者，且並無重大涉及該物業產生之現金流量，則該物業與業主自用物業有別，並分類為投資物業。

採納香港會計準則第40號及香港會計準則－詮釋第2號使本集團位於中國大陸上海之渡假中心及俱樂部物業被重新分類為投資物業。此會計政策變動之影響已於財務報表附註2.4概述。根據香港會計準則第40號及香港會計準則－詮釋第2號，比較數字已重列。

財務報表附註

二零零五年十二月三十一日

2.2 新訂及經修訂香港財務報告準則之影響（續）

(c) 香港財務報告準則第2號－以股權支付

於過往年度，無須為以股份為支付基礎之交易（僱員（包括執行董事）獲授予本公司股份之購股權）進行確認及計算，惟直至該等購股權被僱員行使為止，此時，所得金額將計入股本及股份溢價內。

於採納香港財務報告準則第2號後，當僱員（包括執行董事）提供服務之代價為權益工具（「權益結算交易」），與僱員進行之權益結算交易之成本會參考工具於授出日期之公允值計算。

權益結算交易之成本連同權益相應之增加，乃於表現及／或服務條件獲達成及直至有關僱員全面享有授出之權利當日（「歸屬日期」）止期間內確認。於各結算日直至歸屬期間，就股本結算交易而確認之累計開支反映歸屬日期已屆滿之狀況及本集團對將最終歸屬之權益工具之最佳估計數目。年內於收益表扣除或計入之金額為年初和年終確認之累計開支變動。

於計算每股盈利時，尚未行使購股權之攤薄影響反映為額外股份攤薄。

本集團已採納香港財務報告準則第2號之過渡性條文，據此，新訂之確認及計算政策並未應用於二零零二年十一月七日或之前授予僱員之購股權。由於本集團所有未被行使之購股權乃於二零零二年十一月七日前授予僱員，故採納香港財務報告準則第2號並未對本集團之綜合收益表及累計虧損造成影響。

本集團僱員購股權計劃之詳情已列載於附註32內。

(d) 香港財務報告準則第3號－業務合併及香港會計準則第36號－資產減值

於過往年度，在二零零一年一月一日前收購產生之商譽會於收購年度之綜合儲備內撇銷，且不會於收益表中確認，直至已收購業務被出售或減值為止。

於二零零一年一月一日或之後收購產生之商譽會確認為資產並以其估計可使用年期按直線基準攤銷，當出現任何減值跡象時，須進行減值審查。

於採納香港財務報告準則第3號及香港會計準則第36號後，收購產生之商譽不再予以攤銷，但會每年對現金產生單元作減值審查（或倘於事件或情況之變動顯示賬面值可能出現減值時，則審查次數可能更頻密）。任何已確認之商譽減值虧損並不會在往後期間撥回。

2.2 新訂及經修訂香港財務報告準則之影響(續)

(d) 香港財務報告準則第3號－業務合併及香港會計準則第36號－資產減值(續)

香港財務報告準則第3號的過渡性條文，集團須於二零零五年一月一日撇銷累計攤銷之賬面值，並作出相應調整以減低商譽成本。過往於綜合資本儲備內撇銷之商譽會維持於綜合資本儲備內撇銷，並且不會當出售與商譽有關之全部或部份業務，或當與商譽有關之現金產生單元出現減值時，於收益表內確認。

上述變動之影響已於財務報表附註2.4概述。根據香港財務報告準則第3號之過渡性條文，比較數字並未重列。

(e) 香港會計準則第17號－租賃

於過往年度，本集團所有持有作自用之租賃土地及樓宇，以及業主自用並位於香港之俱樂部(分類為物業、機器及設備類別內之「渡假中心及俱樂部物業」)，按估值扣除累計折舊及任何減值虧損列賬。折舊一般於尚餘租賃期內確認。

經採納香港會計準則第17號後，本集團於位於香港俱樂部中之租賃權益現分為租賃土地及租賃樓宇。由於預期租期屆滿時土地業權不會轉讓予本集團，故租賃土地列為經營租賃，並由物業、機器及設備重新分類為預付土地租賃款項，而樓宇則繼續包括於物業、機器及設備類別內之「渡假中心及俱樂部物業」，並按估值(採用折舊重置成本基準釐定)扣除折舊及任何減值虧損列賬。根據經營租賃預付之土地租賃款項最初按成本列賬，其後在租賃期內按直線基準攤銷。倘就租賃土地及樓宇權益所支付之租賃款項起初無法在土地與樓宇成分之間可靠地分配，整筆租賃款項則列作融資租賃，並繼續按估值減累計折舊及任何減值虧損列賬。

上述變動之影響已於下文附註2.4概述。根據香港會計準則第17號，比較數字已重列。

財務報表附註

二零零五年十二月三十一日

2.3 已公佈但尚未生效之香港財務報告準則之影響

本集團並未在本財務報表內，採用下列已公佈但尚未生效之相關新訂及經修訂香港財務報告準則。除另有說明外，該等香港財務報告準則於二零零六年一月一日或之後開始之年度期間生效：

香港會計準則第1號修訂	資本披露
香港會計準則第19號修訂	精算收益及虧損，集團計劃及披露
香港會計準則第21號修訂	國外業務之投資淨額
香港會計準則第39號修訂	預期集團內交易之現金流量對沖會計處理
香港會計準則第39號修訂	公允值選擇
香港會計準則第39號及香港財務報告準則第4號修訂	財務擔保合約
香港財務報告準則第1及6號修訂	首次採納香港財務報告準則及礦物資源之勘探及評估
香港財務報告準則第6號	礦物資源之勘探及評估
香港財務報告準則第7號	財務工具：披露
香港(國際財務報告詮釋委員會)詮譯第4號	釐定一項安排是否包括一項租賃
香港(國際財務報告詮釋委員會)詮釋第5號	因解除運作、復原及環境修復基金所產生權益之權利
香港(國際財務報告詮釋委員會)詮釋第6號	因參與特定市場而引起的負債－電機及電子設備廢物
香港(國際財務報告詮釋委員會)詮釋第7號	於惡性通脹經濟中應用香港會計準則第29號「財務報告」下之重列方法

香港會計準則第1號修訂適用於二零零七年一月一日或之後開始之年度期間。經修訂準則將影響下列各項的披露：有關本集團管理資本的目標、政策及程序等量化資料、有關本公司視為資本的量化數據、對任何資本要求的遵行情形、以及任何不合規情況的後果。

香港財務報告準則第7號包括了香港會計準則第32號有關金融工具的披露要求。這項香港財務報告準則適用於二零零七年一月一日或之後開始之年度期間。

根據香港會計準則第39號涉及財務擔保合約之修訂，財務擔保合約初步按公允值確認，其後則按下列兩項之較高者計算：(i)根據香港會計準則第37號釐定之金額及(ii)初步按公允值確認之金額減(於適當時)根據香港會計準則第18號確認之累計攤銷。

香港會計準則第19號修訂、香港會計準則第39號修訂(關於預期集團內交易之現金流量對沖會計法)、香港財務報告準則第1及6號修訂、香港財務報告準則第6號，香港(國際財務報告詮釋委員會)詮釋第5號及香港(國際財務報告詮釋委員會)詮釋第6號，並不適用於本集團之業務。香港(國際財務報告詮釋委員會)詮釋第7號則適用於二零零六年三月一日或之後開始之年度期間。

2.3 已公佈但尚未生效之香港財務報告準則之影響（續）

除上文所述者外，本公司預期採納上述財務會計準則不會對本集團於初步應用時之財務報表產生重大影響。

2.4 會計政策變動之影響概要

(a) 對綜合資產負債表之影響

(增加／(減少))	香港會計準則第40號及香港會計準則－詮釋第2號－渡假中心及俱樂部物業之重新分類	香港會計準則第17號－區分業主自用物業之土地與樓宇部份	香港財務報告準則第3號－終止攤銷商譽	合計
	千港元	*千港元*	*千港元*	*千港元*
	(附註2.2(b) (ii))	*(附註2.2(e))*	*(附註2.2(d))*	
於二零零五年一月一日				
物業、機器及設備	(92,000)	(54,000)	—	(146,000)
投資物業	92,000	—	—	92,000
商譽	—	—	—	—
預付土地租賃款項	—	3,294	—	3,294
累計虧損	—	50,706	—	50,706
於二零零五年十二月三十一日				
物業、機器及設備	**(105,000)**	**(56,800)**	**—**	**(161,800)**
投資物業	**105,000**	**—**	**—**	**105,000**
商譽	**—**	**—**	**352**	**352**
預付土地租賃款項	**—**	**3,217**	**—**	**3,217**
累計虧損	**—**	**53,583**	**(352)**	**53,231**

(b) 對累計虧損期初結餘之影響

	附註	累計虧損增加
		千港元
於二零零四年一月一日		
香港會計準則第17號－		
區分業主自用物業之土地與樓宇部份	2.2(e)	44,129
於二零零五年一月一日		
香港會計準則第17號－		
區分業主自用物業之土地與樓宇部份	2.2(e)	50,706

財務報表附註

二零零五年十二月三十一日

2.4 會計政策變動之影響概要（續）

(c) 對綜合收益表之影響

溢利增加／(減少)	香港會計準則第40號及香港會計準則－詮釋第2號－渡假中心及俱樂部物業折舊減少	香港會計準則第40號及香港會計準則－詮釋第2號－物業重估虧絀撥回減少	香港財務報告準則第3號－終止商譽攤銷	香港會計準則第17號－業主自用物業折舊減少	香港會計準則第17號－物業重估虧絀撥回減少	香港會計準則第17號－就土地租賃款項之預付土地租賃款項攤銷	合計
	千港元	千港元	千港元	千港元	千港元	千港元	千港元
	(附註2.2(b))	(附註2.2(b))	(附註2.2(d))	(附註2.2(e))	(附註2.2(e))	(附註2.2(e))	
截至二零零五年十二月三十一日止年度							
其他經營收入／(開支)淨額	**5,111**	**—**	**352**	**1,271**	**—**	**(77)**	**6,657**
物業重估虧絀撥回	**—**	**(5,111)**	**—**	**—**	**(4,071)**	**—**	**(9,182)**
溢利減少淨額							**(2,525)**
每股基本盈利減少							**(0.15)仙**
每股攤薄盈利減少							**不適用**
截至二零零四年十二月三十一日止年度							
其他經營收入／(開支)淨額	2,631	—	—	1,038	—	(77)	3,592
物業重估虧絀撥回	—	(2,631)	—	—	(7,538)	—	(10,169)
溢利減少淨額							(6,577)
每股基本盈利減少							(0.40)仙
每股攤薄盈利減少							不適用

2.5 主要會計政策概要

附屬公司

附屬公司（非共同控制公司）為本公司直接或間接控制其一半以上投票權或持有一半以上已發行股本或控制其董事會組成之公司；或本公司擁有契約權利可支配其營運及財務政策。

附屬公司之業績已計入本公司收益表，惟以已收及應收股息為限。本公司於附屬公司之權益乃按成本減任何減值虧損列賬。

合營企業

合營企業乃指本集團與其他各方就所進行的經濟活動而訂立的合約安排所成立的公司，合營企業以獨立實體的方式經營，本集團及其他各方均擁有其權益。

合營企業協議規定合營各方的注資額、合營期限及合營企業解散時資產變現的基準。合營企業的經營損益及任何資產盈餘的分配，乃按合營各方各自的出資比例或合營企業協議條款進行分配。

合營企業被視為：

(a) 附屬公司，倘若本集團於該合營企業直接或間接控制其逾半數投票權、已發行股本或對其董事會組成有控制權;

(b) 共同控制公司，倘若本集團於合營企業並無單方控制權，而直接或間接擁有共同控制權；

(c) 聯營公司，倘若本集團於合營企業並無單方或共同控制權，惟直接或間接持有合營企業的註冊資本不少於20%，並能對其行使重大影響力；或

(d) 根據香港會計準則第39號入賬的股本投資，倘若本集團直接或間接持有合營企業的註冊資本不足20%，對其亦無共同控制權或重大影響力。

共同控制公司

共同控制公司為一間受共同控制之合營企業，使任何一個參與方不會對共同控制公司之經濟活動有單一控制權。

本集團應佔共同控制公司之收購後業績及儲備分別計入綜合收益表及綜合儲備內。本集團於共同控制公司之權益乃按權益會計法計算本集團應佔之資產淨值減任何減值虧損後，於綜合資產負債表內列賬。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要(續)

聯營公司

聯營公司為非附屬公司或共同控制公司而本集團一般長期持有不少於20%之股份投票權及可對其管理發揮重大影響力之公司。

本集團應佔聯營公司之收購後業績及儲備分別計入綜合收益表及綜合儲備內。本集團於聯營公司之權益乃按權益會計法計算本集團應佔之資產淨值減去任何減值虧損後,於綜合資產負債表內列賬。

本公司收益表所列聯營公司之業績,乃按已收及應收之股息入賬。本公司於聯營公司之權益作非流動資產處理,並以成本值減任何減值虧損入賬。

商譽

收購附屬公司而產生之商譽,指業務合併成本超逾本集團於收購當日所佔收購對象之可資識別資產、負債及承擔之或然負債之公允淨值之金額。

於二零零五年一月一日或之後之收購協議產生之商譽

收購產生之商譽於綜合資產負債表內確認為一項資產,最初按成本計算,其後以成本減任何累計減值虧損入賬。

商譽賬面值每年進行減值審查或倘於事件或情況之變動顯示商譽賬面值可能出現減值時,則更加頻密地進行減值審查。

就減值審查而言,業務合併產生之商譽由收購日期起分配至本集團預期會從業務合併中獲得協同效益的現金產生單位(或現金產生單位組別),不論本集團其他資產或負債是否已分配至有關單位或單位組別。有關商譽被分配至之各單位或單位組別:

- 代表本集團為內部管理目的監察商譽之最低層次;及
- 不比根據香港會計準則第14號「分類報告」以主要或次要報告形式所釐定之本集團分類基準為大。

減值之釐定在於評估與商譽相關之現金產生單位(現金產生單位組別)之可收回金額。當現金產生單位(現金產生單位組別)之可收回金額低於其賬面值時,減值虧損將予確認。

2.5 主要會計政策概要(續)

商譽(續)

當商譽為一個現金產生單位(現金產生單位組別)的一部份而該單位的部份業務被出售時，與出售該業務相關之商譽將計入該業務之賬面值內，以釐定出售該業務的收益或虧損。在這情況下出售之有關商譽金額將以被出售業務和現金產生單位的保留部份的相對價值為基礎作計算。

任何已確認之商譽減值虧損不可在以後期間撥回。

以往於綜合儲備中撤銷之商譽

於二零零一年採納會計實務準則第30號「業務合併」之前，收購產生之商譽乃於收購年度在綜合資本儲備中撤銷。於採納香港財務報告準則第3號後，該商譽維持於綜合資本儲備內撤銷，及倘商譽有關之全部或部份業務被出售或倘商譽有關之現金產生單位出現減值時，均不會確認為收益或虧損。

資產減值

倘出現任何減值跡象，或為一項資產進行年度減值審查(存貨、金融資產、投資物業及商譽除外)，則會估計該項資產之可收回金額。除非某類資產產生之現金流量不能獨立於其他資產或多項資產所產生之現金流量(在此情況下，可收回金額按資產所屬之現金產生單位釐定)，否則資產的可收回金額按資產或現金產生單位之使用價值與其公允值減銷售成本之較高者計算，並按個別資產釐定。

當資產的賬面值超過可收回金額時，減值虧損方予確認。評估使用價值時是以除稅前之折扣率計算預計未來之現金流量的現值，而該折扣率反映當時市場對金錢之時間價值之評估及該項資產的特有風險。減值虧損於其產生期間計入收益表，除非該資產以重估價值列帳，在此情況下，則減值虧損按相關之重估資產會計政策處理。

於每個報告日會評估是否有跡象顯示之前已確認的減值虧損不再存在或減少。倘出現該等跡象，則會估計其可回收金額。當用以釐定資產的可回收金額的估計出現變動時，過往已確認之資產減值虧損(商譽除外)可予以撥回，惟撥回金額不得超過倘過往年度並無就資產確認減值虧損而釐定的賬面值(經扣除任何折舊／攤銷)。減值虧損撥回於產生期間計入收益表內，除非該資產以重估價值列賬，在此情況下，則減值虧損撥回按相關之重估資產會計政策處理。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要（續）

關連人士

如屬以下情況，任何一方即視為本集團之關連人士：

(a) 該方透過一家或多家中介公司，直接或間接(i)控制本集團，受本集團控制或與本集團受同一方控制；(ii)於本集團擁有權益，並可藉該權益對本集團行使重大影響力；或(iii)共同控制本集團；

(b) 該方為聯營公司；

(c) 該方為共同控制公司；

(d) 該方為本集團或其母公司的主要管理人員其中一名成員；

(e) 該方為(a)或(d)所述之任何人士的近親；

(f) 該方為一家實體，直接或間接受(d)或(e)所述之任何人士控制或共同控制，或(d)或(e)所述之任何人士直接或間接對該實體行使重大影響力或擁有重大投票權；或

(g) 該方為受僱後福利計劃，乃為本集團或屬於其關連人士之任何實體的僱員福利而設。

物業、機器及設備與折舊

物業、機器及設備乃按成本或估值減累計折舊及任何減值虧損列賬。一項物業、機器及設備項目之成本包括其購買價及將該項資產達致運作之狀況及地點作其計劃用途而產生之任何直接相關成本。物業、機器及設備項目投入運作後產生的開支，如修理與保養費用等，一般均會計入該等支出產生期間的收益表內。倘能清楚證明該等開支可導致日後因使用該項物業、機器及設備而獲得之經濟利益有所增加，並可準確估計該項目成本，則將該等開支資本化為有關資產的額外或重置成本。

估值需頻密進行，以確保重估資產之公允值不會與其賬面值出現重大差異。

物業、機器及設備價值之變動均計入為資產重估儲備之變動。倘該儲備之總額按個別資產基準釐定不足以抵銷虧絀，則於收益表內扣除超逾儲備之虧絀。任何其後之重估盈餘計入收益表，惟以曾扣除之虧絀金額為限。於出售經重估之資產時，就過往估值所變現之有關資產重估儲備則列作儲備變動而直接轉撥至累計虧損。

2.5 主要會計政策概要(續)

物業、機器及設備與折舊(續)

折舊乃按個別物業、機器及設備項目按下列之估計可使用年期以直線法攤銷其成本或估值至其剩餘價值：

租賃土地及樓宇 *(附註)*	按尚餘租約年期
渡假中心及俱樂部物業	按尚餘租約年期
租賃物業裝修	按尚餘租約年期或5至6年(以較短者為準)
傢具、裝置及設備	2至7年
通訊設備	6年
車輛	3至5年

附註： 這代表位於租賃土地上之樓宇，而有關租賃土地及樓宇成分之公允值，不可於各租賃開始之初可靠地區分。

當一項物業、機器及設備之各部份有着不同之可使用年期，則各部份之成本或估值將按合理基礎分配，而每部份將作獨立折舊。

剩餘價值、可使用年期和折舊方法於每個結算日進行檢討和調整(倘適用)。

當一項物業、機器及設備項目出售或估計日後其使用或出售不再獲得經濟效益時，將終止確認。因出售或報廢資產所得之任何損益於其終止確認年度計入收益表，金額乃出售有關資產所得款項淨額與其賬面值之差額。

投資物業

投資物業是以獲得租金收入及／或資本增值為目的(而非用以生產、提供產品或服務、行政用途；或於一般業務過程中可供出售)而持有之土地及樓宇(包括根據經營租賃持有之物業可另行符合投資物業之定義)。有關物業最初按成本入賬(包括交易成本)，經首次確認後，投資物業於結算日按反映市場情況之公允值列賬。

投資物業公允值變動所產生之損益均計入產生年度之收益表內。

投資物業報廢或出售的損益在報廢或出售年度之收益表內予以確認。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要(續)

租賃

凡將資產所有權(法定業權除外)之絕大部份回報與風險撥歸本集團之租賃列為融資租賃。於融資租賃訂立時，租賃資產成本按最低應付租金之現值資本化，並連同債項(不包括利息部分)列賬，以反映購買及融資事項。以資本化融資租賃持有之資產計入物業、機器及設備類別內，並按租賃年期及其估計可使用年期(以較短者為準)折舊。租賃之融資成本從收益表中扣除，以便在租賃年期內反映一致的定期費用率。

透過融資性質之分期付款合同購入之資產均列為融資租賃處理，惟按其可使用年期進行折舊。

凡資產所有權之大部分回報與風險仍歸於出租人之租賃，均視作經營租賃。倘本集團為出租方，則按經營租賃出租之資產計入非流動資產中，而根據經營租賃應收之租金則按租賃年期以直線法於收益表內確認為收入。倘本集團為承租方，則根據經營租賃應付之租金(扣除從出租方收取之任何任優惠)按租賃年期以直線法於收益表中確認為費用。或然租金於產生期間在收益表中扣除。

根據經營租賃預付之土地租賃款項最初以成本值入賬，其後以直線基準按租賃年期確認。當租賃款項不能可靠地以土地及樓宇成份分配，整筆租賃款項將列作融資租賃處理，及列作物業、機器及設備類別內之土地及樓宇成本內。

投資及其他金融資產

適用於截至二零零四年十二月三十一日止年度：

本集團將其股本投資(附屬公司、聯營公司及共同控制公司除外)分類為長期投資及短期投資。

長期投資

擬作持續策略性及長期持有之上市及非上市股本證券，乃按個別投資基準以成本值扣除任何減值虧損列賬，並分類為投資證券。當投資證券之公允值減至低於其賬面值時，有關證券之賬面值將減至董事估計之公允值，除非有證據顯示減值為暫時性者則除外。減值金額會於產生期間自收益表扣除。倘導致減值之情況或事件不再存在，並有充份證據顯示該新情況及事件在可見將來將會持續存在，則已扣除之減值金額將計入收益表內，惟以先前扣除之金額為限。

2.5 主要會計政策概要(續)

投資及其他金融資產(續)

長期投資(續)

長期持有(但沒有列明既定目的)之上市及非上市股本證券，均分類為其他證券，於結算日按個別投資基準以公允值列賬。有關上市證券之公允值為其結算日之市場報價，非上市證券之公允值則由董事估計。因公允值變動而引致之損益，於產生年內計入或自收益表中扣除。

短期投資

擬持作買賣用途之上市股本證券之短期投資，於結算日按個別投資基準以公允值列賬。該等上市證券之公允值為其結算日之市場報價。因證券公允值變動所產生之損益，於產生年內計入或自收益表中扣除。

適用於截至二零零五年十二月三十一日年度：

根據香港會計準則第39號所界定之金融資產分類為按公允值計入損益中之金融資產、貸款及應收賬款、或可供出售之金融資產(視適用情況而定)。金融資產於首次確認時以公允值計算，而並非按公允值計入損益中之投資，則另外包括直接應佔交易成本。本集團於首次確認後釐定其金融資產分類，並在容許及適當之情況下於結算日重新評估有關分類。

所有一般買賣之金融資產概於交易日(即本集團承諾購買該資產之日期)予以確認。一般買賣乃指按照一般市場規定或慣例在一定期間內交付資產之金融資產買賣。

以公允值計入損益中之金融資產

擬持作買賣用途之金融資產分類為「以公允值計入損益中之金融資產」。金融資產如以短期出售為目的而購買，概分類為持作買賣用途。持作買賣用途之投資所產生之損益於收益表中確認。

貸款及應收賬款

貸款及應收賬款為具有固定或可議定付款，但於交投活躍市場並無報價的非衍生金融資產。該等資產使用實際利息按攤銷成本計算。該等貸款及應收賬款於被終止確認、出現減值或進行攤銷時產生之損益於收益表確認。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要(續)

投資及其他金融資產(續)

可供出售金融資產

可供出售金融資產乃分類作可出售或不能分類作其他兩類，且屬上市及非上市股本證券之非衍生金融資產。在首次確認後，可供出售金融資產按公允值計算，其損益則在權益中獨立確認，直至有關投資被終止確認或被釐定出現減值時，則過往在權益中列賬之累計損益會計入收益表內。

當由於(a)有關投資之合理公允值之估計範圍存在重大的可變性或(b)在評估公允值時不能合理地評估及使用有關範圍內可能出現之多項估計，以致無法可靠地計算非上市股本證券之公允值時，有關證券會按成本值減任何減值虧損列賬。

公允值

在有規模金融市場內交投活躍之投資之公允值乃參考結算日之市場收市買入報價釐定。對於沒有活躍交投市場之投資，公允值將採用估值方法來釐定。該等方法包括採用近期所進行的公平市場交易、參考其他大致類同工具的現行市場價格、現金流量折現分析和期權定價模式。

金融資產減值(適用於截至二零零五年十二月三十一日止年度)

本集團於各結算日評估是否有客觀跡象顯示一項金融資產或一組金融資產出現減值情況。

以攤銷成本計算之資產

倘有客觀跡象顯示以攤銷成本計算之貸款及應收賬款已產生減值虧損，資產之賬面值與其估計未來現金流量(不包括尚未產生的未來信貸損失)以資產原有實際利率(即於首次確認時計算之實際利率)折算之現值之差額確認為減值虧損。有關資產之賬面值可通過直接沖減或通過備抵賬目作出扣減。有關減值虧損於損益中確認。

本集團首先對具個別重大之金融資產進行個別評估，評估是否有客觀跡象顯示存有減值情況，對非重大的金融資產則進行個別或共同減值評估。倘若經個別評估之金融資產(無論其重要性與否)確定並無客觀跡象顯示存有減值，該項資產會歸入一組具有相似信貸風險特性的金融資產內，並對該組金融資產是否存有減值作共同評估。倘經個別評估減值的資產而其減值虧損會或將繼續確認入賬，有關資產則不會納入集體減值評估之內。

2.5 主要會計政策概要(續)

金融資產減值(適用於截至二零零五年十二月三十一日止年度)(續)

以攤銷成本計算之資產(續)

以後期間，倘若減值虧損的金額減少，而減少之原因能客觀地與減值虧損確認後所發生之事件相聯，則先前確認之減值虧損可予撥回。任何減值虧損之其後撥回將於收益表內確認入賬，惟該撥回金額不得超過於回撥當日該資產以攤銷成本而計算之賬面值。

以成本計算之資產

倘有客觀跡象顯示並非以公允值入賬(因無法可靠地計算其公允值)之無市場報價股本工具產生減值虧損，虧損金額乃為有關資產之賬面值與以同類金融資產估計未來現金流量現值(按目前市場利率折讓)之差異。有關資產之減值虧損不可撥回。

可供出售之金融資產

倘一項可供出售之資產出現減值，其成本值(扣除任何本金付款及攤銷)與其目前公允值之差額，在扣減以往在損益中確認之任何減值虧損後會由權益轉撥至收益表。分類作可供出售之股本工具之減值虧損不可於損益中撥回。

終止確認金融資產(適用於截至二零零五年十二月三十一日止年度)

一項金融資產(或一項金融資產之一部分或一組同類金融資產之一部分)在下列情況將終止確認：

- 收取該項資產所得現金流量之權利經已屆滿；
- 本集團保留收取該項資產所得現金流量之權利，惟須根據一項「過渡」安排，在未有嚴重延緩之情況下，已就有關權利全數承擔付款予第三者之責任；或
- 本集團已轉讓其收取該項資產所得現金流量之權利，並(a)已轉讓該項資產之絕大部分風險及回報；或(b)並無轉讓或保留該項資產絕大部分風險及回報，但已轉讓該項資產之控制權。

本集團凡轉讓其收取該項資產所得現金流量之權利，但並無轉讓或保留該項資產之絕大部分風險及回報，且並無轉讓該項資產之控制權，該項資產將確認入賬之金額，以本集團持續參予該項資產之程度計算。持續參予如為本集團就已轉讓資產作出之一項擔保，則已轉讓資產乃以該項資產之原賬面值及本集團或須償還之代價數額上限(以較低者為準)計算。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要(續)

終止確認金融資產(適用於截至二零零五年十二月三十一日止年度)(續)

以書面及/或購入期權(包括一項現金結算期權或同類條款)方式持續參與之已轉讓資產，本集團持續參與之程度為本集團可能回購之金額，惟以公允值計算之一項資產屬書面認沽期權(包括一項現金結算期權或同類條款)，本集團之持續參與程度則限於已轉讓資產之公允值與期權行使價兩者中較低者。

附息貸款及借款

所有貸款及借款初步按已收代價之公允值減直接應佔交易成本確認入賬。

首次確認後，附息貸款及借款其後使用實際利息按攤銷成本計算。

有關損益於負債終止確認時或透過攤銷過程在溢利或虧損淨額中確認入賬。

終止確認金融負債(適用於截至二零零五年十二月三十一日止年度)

當金融負債已獲履行、取消或期滿，本集團終止確認金融負債。

當現有金融負債被來自同一借款人之另一形式所取代，而條款截然不同或現有負債之條款經重大修訂，該取代或修訂將視為終止確認原來負債及確認新負債，而各自賬面值間之差異將於損益中確認。

存貨

存貨按成本值及可變現淨值兩者中較低者列賬。成本值按先進先出方法或實際基準釐定(如適用)，並包括購貨之票面值及(倘適用)運費、保險及付運成本。可變現淨值乃按估計售價減完成銷售所需之任何估計成本計算。

現金及現金等值

就綜合現金流量報表而言，現金及現金等值包括可隨時轉換為已知數額現金，並承受價值變動風險甚微之手頭現金、活期存款及短期高流通性投資，一般於購入後三個月內到期，減除須應要求償還及構成本集團現金管理整體部份之銀行透支。

就資產負債表而言，現金及現金等值包括手頭現金及銀行結存現金(包括定期存款)，其用途並無限制。

2.5 主要會計政策概要(續)

撥備

倘因過往事宜產生目前須負責任(法定或推定義務)及將來可能需要付出經濟利益以償還有關責任，則撥備予以確認，惟該責任之金額須能夠可靠地予以估計。

倘折現之影響屬重大者，確認為撥備之款項為於結算日預期所需償還債務之現值金額。當折現值隨時間而有所增加，有關增幅計入收益表之融資成本。

所得税

所得税包括即期及遞延税項。所得税於收益表中確認，倘所得税關乎同一或不同期間直接於權益確認之項目，則於權益內確認。

即期及過往期間之流動税務資產及負債按預期能從税局收回或須支付予税局之金額計算。

遞延税項乃採用負債法計算，就於結算日之資產及負債之計税基準及該等項目用作財務滙報用途之賬面值兩者間所有暫時性差額作出撥備。

遞延税項負債就一切暫時可課税差額予以確認，除非：

- 於一宗交易中首次確認之資產或負債(於交易時並不影響會計溢利或應課税溢利或虧損)所產生之遞延税項負債；及

- 就投資附屬公司、聯營公司及共同控制公司時產生之應課税暫時差額，倘若撥回暫時差額之時間可以控制及暫時差額不甚可能在可見將來撥回。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要(續)

所得稅(續)

所有可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損結轉之遞延稅項資產，僅在有足夠應課稅溢利作為抵銷，致使可予扣減暫時差額、未動用稅項抵免及未動用稅項虧損得以應用之情況下，可確認為遞延稅項資產，除非：

- 關乎於一宗交易(並非業務合併)中首次確認之資產或負債(於交易時並不影響會計溢利或應課稅溢利或虧損)所產生之可予扣減暫時差額之遞延稅項資產；及

- 就投資附屬公司、聯營公司及共同控制公司時產生之可予扣減暫時差額，僅於暫時差額可能會在可見將來撥回及將有應課稅溢利作為抵銷之情況下，才確認遞延稅項資產。

遞延稅項資產之賬面值乃於各結算日進行審閱及扣減，相應扣減之金額以不可能有足夠應課稅溢利以應用全部或部份遞延稅項資產為止。相反，先前未確認之遞延稅項資產乃於可能獲得足夠應課稅溢利以應用全部或部份遞延稅項資產之情況下予以確認。

遞延稅項資產及負債乃根據於結算日已實施或實際上已實施之稅率(及稅務法例)，按變現資產或清償負債之期間預期適用之稅率予以估量。

倘若存在可合法強制執行之權利，可以即期稅項資產抵銷即期稅項負債，及遞延稅項與同一課稅實體及同一稅局相關，則遞延稅項資產與遞延稅項負債可互相抵銷。

2.5 主要會計政策概要(續)

收入確認

收入於可能為本集團帶來經濟利益及能可靠地計算時予以確認，基準如下：

(a) 時裝及飾物之批發及零售

銷售時裝及飾物之收入於擁有權之重大風險及回報均轉予買方時確認；惟本集團已不能就其擁有權作出相關之行政參與；及對售出之貨物亦無有效之控制權。

(b) 電訊服務

電訊服務包括提供電訊服務及推廣和分銷網絡卡。

提供電訊服務

來自提供電訊服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

推廣和分銷網絡卡

推廣和分銷網絡卡之收益於提供服務以及本集團收取款項之權利已確立時確認。

(c) 經營渡假中心及俱樂部

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供渡假中心及會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

(d) 股息收入

股息收入於股東收取股息之權利已確立時確認。

(e) 利息收入

利息收入以應計方式按實際利率計算，實際利率即將金融工具預計可用年期所收取之估計現金收入折算至該金融資產賬面淨值之利率。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要（續）

收入確認（續）

(f) 租金收入

租金收入按租賃期以時間比例確認，惟另有一基準更能反映有關租賃資產所得之利益則除外。或然租金會於其產生期間，計入收益表。

(g) 顧問、管理及其他服務

提供顧問、管理及其他服務之收入於提供有關服務及本集團收取款項之權利確立時確認。

僱員福利

有薪假期結轉

本集團根據僱員合約給予其僱員有薪年假。在若干情況下，於結算日未支取之年假允許結轉，留待有關僱員於來年享用。於結算日，將會就年內僱員享有之有關及允許結轉有薪假期之預期未來成本作出撥備。

僱傭條例之長期服務金

本集團若干僱員在本集團已工作滿所需服務年期，符合根據香港僱傭條例於終止受聘時獲取長期服務金。倘若終止聘用符合僱傭條例所規定之若干情況，本集團有責任支付有關服務金。

本集團就預期未來很可能支付之長期服務金作出撥備。該等撥備乃按照員工截至結算日因服務本集團所可能賺取之未來金額之最佳估計。

由於若干僱員已於結算日為本集團服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金，故在或然負債作出披露。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關款項作出撥備。

2.5 主要會計政策概要(續)

僱員福利(續)

退休金計劃

本集團據香港強制性公積金條例設立一項定額供款強制性公積金退休福利計劃(「強積金計劃」),供合資格僱員參加。供款額為僱員基本薪金的若干個百分比,並根據強積金計劃之規則於需支付時在收益表中扣除。強積金計劃的資產與本集團資產分開持有,並由獨立管理基金管理。本集團之僱主供款在注入強積金計劃後,便全數歸於僱員。

除強積金計劃外,本集團亦根據職業退休計劃條例為合資格參與僱員另設有定額供款退休福利計劃。該等另設計劃的運作與強積金計劃相似,惟員工於可全數取得本集團作出之僱主供款前退出計劃,本集團可藉沒收僱員放棄之有關供款以扣減日後應支付之供款。

以股權支付之交易

本公司設立購股權計劃旨在鼓勵及獎賞對本集團業務有所貢獻之合資格參與者。本集團僱員(包括執行董事)以股權支付之交易方式收取薪酬,僱員則提供服務作為股權工具之代價(「權益結算交易」)。

與僱員進行以股權支付之交易之成本參考工具授出日期之公允值計算。公允值按一般公認之期權定價模式釐定。在計算以股權支付交易之價值時,(如適用)除與本公司股價相聯繫之條件(「市場條件」)外,並不考慮任何履行條件。

股權結算交易之成本與權益相應之增加,在表現及/或服務條件得到履行之期間內分期確認,直至相關僱員完全可享有該權利之日(「歸屬日」)。在歸屬日前之每一結算日,就權益結算交易所確認之累計開支反映了歸屬日屆滿之狀況及本集團對於最終將歸屬之權益工具數量之最佳估計。期內於收益表扣除或計入之金額為期初和期末所確認之累計開支之變動。

對於已授出但尚未歸屬的購股權,不會確認任何開支,但視乎市場條件而決定歸屬與否的已授出購股權則除外,對於該類購股權而言,只要所有其他履行條件已經達成,不論市場條件是否達成,均會被視為已歸屬。

財務報表附註

二零零五年十二月三十一日

2.5 主要會計政策概要(續)

僱員福利(續)

以股權支付之交易(續)

倘若以股權支付之購股權之條款有所修改，所確認之開支最少須達到猶如條款並無任何修改之水平。此外，倘若任何修改導致以股權支付之安排之總公允值有所增加，或對僱員帶來其他利益，則應就該等修改於修改日期計算及確認開支。

倘若以股權支付之購股權被註銷，應被視為已於註銷日期歸屬，任何尚未確認之購股權開支，均應立刻確認。然而，若授予新購股權代替已註銷之購股權，並於授出日期指定為替代購股權，則已註銷之購股權及新購股權，均應被視為原購股權之修改，一如前段所述。

計算每股盈利時，未行使購股權之攤薄效應，反映為額外股份攤薄。

本集團已採納香港財務報告準則第2號有關以股權支付的過渡性條文，上述確認及計算政策不適用於在二零零二年十一月七日或之前授出之以股權支付之購股權。

外幣

本財務報表以港元呈報，即本公司之功能及呈報貨幣。本集團內之實體各自決定其功能貨幣，各實體之財務報表項目均以所定功能貨幣計算。外幣交易最初按交易日之有關功能貨幣之匯率換算入賬。以外幣為計價單位之貨幣資產及負債，按有關功能貨幣於結算日之匯率重新換算。所有匯兌差額撥作損益。按原值成本列賬及以外幣結算之非貨幣項目，採用最初交易日期之匯率換算。按公允值列賬及以外幣結算之非貨幣項目，採用釐定公允值日期之匯率換算。

若干海外附屬公司及聯營公司之功能貨幣為港元以外貨幣。於結算日時，有關實體之資產與負債，按結算日之匯率換算為本公司之呈報貨幣，其收益表則按本年度之加權平均匯率換算為港元。因此而產生之匯兌差額計入外匯變動儲備內。出售外國實體時，就該項外國業務在權益中確認之遞延累計金額，將於收益表中確認。

就綜合現金流量表而言，海外附屬公司之現金流量按現金流量日期之滙率換算為港元。海外附屬公司於整個年度經常產生之現金流量則按本年度之加權平均滙率換算為港元。

3. 關鍵之會計估計及判斷

判斷

於採用本集團之會計政策時，除涉及估計者外，管理層已作出以下對於本財務報表內確認之數額具有最重大影響之判斷：

經營租賃承諾－本集團作為出租人
本集團已對其部份投資物業組合訂立商用物業租約。據本集團之判斷，將保留該等按經營租賃出租物業之全部主要風險及回報之擁有權。

投資物業與業主自用物業間之分類
對於決定一幢物業能否分類為投資物業，本集團已訂出一套判斷準則。投資物業乃持有作收租或升值或同時作收租及升值用途之物業。因此，本集團須考慮一幢物業能否獨立於本集團持有之其他資產而帶來現金流量。

作出判斷時，將按個別物業情況決定配套服務所佔比重是否過高，以致物業不符合投資物業標準。

不確定估計

財務報表附註16已載列就商譽減值對未來所作主要假設及於結算日其他主要不確定估計來源，而該等假設及不確定估計會造成須對下一個財政年度內資產及負債賬面值作出重大調整之重大風險。

投資物業公允值之估計
在缺乏活躍市場中同類物業之現時價格時，本集團考慮多方面資料，其中包括：

(a) 不同性質、狀況或地點(或受不同租約或其他合約規限)物業在活躍市場上之現時價格(須就各項差異作出調整)；

(b) 活躍程度稍遜之市場所提供相類物業最近期價格(須按自有關價格成交當日以來經濟狀況出現之任何變化作出調整)；及

(c) 根據對於未來現金流量之可靠估計而作出之折讓現金流量預測。該預測獲現有租約與其他合約之條款及(在可能情況下)外在因素(如地點及狀況相同之類似物業最新市場租值)支持，並採用足以反映現時無法肯定有關現金流量金額及時間之折讓率計算。

3. 關鍵之會計估計及判斷(續)

不確定估計(續)

投資物業公允值之估計(續)

本集團估計公允值時之主要假設包括地點及條件相同之同類物業之現時市場租值、適當之折讓率、預期未來市場租值及未來之維修保養費用。

本集團之投資物業於二零零五年十二月三十一日之總賬面值為109,700,000港元(二零零四年:96,200,000港元(已重列))。

4. 分類資料

分類資料以兩個分類方式呈列:(i)按業務分類作主要呈列方式;及(ii)按地區分類作為次要呈列方式。

本集團之經營業務乃根據業務性質及所提供之產品及服務而分開組成及管理。本集團每個業務分類指所提供產品及服務所承受之風險及享有之回報與其他分類業務有別之策略業務單元。業務分類之概要如下:

業務分類	經營性質
批發及零售時裝及飾物	時裝及飾物貿易
電訊服務	提供電訊服務,以及推廣及分銷網絡卡
經營渡假中心及俱樂部	提供渡假中心及俱樂部設施及飲食服務及相關租金收入
投資及財務管理	財務管理及持有與買賣投資以獲取短期及長期投資回報

在釐定本集團之地區分類時,收入按客戶所在地劃分,而資產及有關物業、機器及設備之資本開支則按資產所在地劃分。

用以進行分類間銷售及轉讓交易之售價,參考向第三方作銷售所採用之現行市價。

財務報表附註

二零零五年十二月三十一日

6. 除稅前溢利

本集團之除稅前溢利經扣除／(計入)下列各項：

	附註	二零零五年 千港元	二零零四年 千港元 (重列)
銷售存貨成本		**108,109**	84,017
折舊*	13	**7,795**	5,548
核數師酬金		**1,618**	1,334
收購附屬公司產生之商譽			
年度攤銷*	16	**—**	622
年內減值*	16	**—**	1,435
		—	2,057
遞延收入攤銷		**(400)**	—
預付土地租賃款項之確認*	15	**77**	77
土地及樓宇之經營租賃租金：			
最低租賃開支		**34,079**	22,198
或然租金		**2,877**	8,665
聯營公司貸款之撥備／(撥回)*		**(4,095)**	1,365
其他應收款項之撥備*		**1,936**	8,670
應計應付款項之撥回*		**(17,339)**	(8,017)
短期投資之已變現及未變現收益淨額*		**—**	(14,170)
長期投資之減值*		**—**	22,988
公允值虧損，淨額：			
可供出售股本投資(自權益撥入)*		**783**	—
按公允值計入損益中之股本投資*		**4,169**	—
物業、機器及設備項目之減值*	13	**242**	—
出售物業、機器及設備項目之收益*		**(29)**	(333)
租金收入淨額		**(21)**	(2,871)
員工成本(包括董事酬金 *(附註8)*)：			
薪金、工資及其他福利		**58,295**	63,504
定額供款計劃之退休金供款，已扣除被放棄之供款40,000港元(二零零四年：122,000港元)**		**1,994**	1,857
		60,289	65,361

財務報表附註

二零零五年十二月三十一日

6. 除稅前溢利（續）

	附註	二零零五年 千港元	二零零四年 千港元 （重列）
滙兌收益淨額*		**(8,637)**	(3,503)
公允值變動／撥回重估虧絀：			
投資物業	14	**(3,785)**	(21,789)
渡假中心及俱樂部物業	13	**(2,612)**	(3,822)
		(6,397)	(25,611)

* 該等結餘已計入綜合收益表中「其他經營收入／（開支）淨額」一項。

** 於二零零五年十二月三十一日，並無被放棄之供款可供本集團用以減少其於未來年度向退休金計劃供款之金額（二零零四年：無）。

7. 融資成本

	本集團	
	二零零五年 千港元	二零零四年 千港元
須於五年內悉數償還之銀行貸款及透支之利息	**597**	377
融資租賃之利息	**10**	—
債券之累增利息	**362**	—
	969	377

財務報表附註

二零零五年十二月三十一日

8. 董事酬金

根據上市規則及公司條例第161條須予披露之本年度董事酬金詳情如下：

	本集團	
	二零零五年 千港元	二零零四年 千港元
袍金	**400**	225
其他酬金：		
薪金、津貼及實物利益	**5,806**	5,806
退休金計劃供款	**36**	36
表現花紅	**107**	—
	5,949	5,842
	6,349	6,067

(a) 獨立非執行董事

年內支付予獨立非執行董事之袍金如下：

	二零零五年 千港元	二零零四年 千港元
趙世曾博士	**20**	5
陳正博士	**20**	20
Ian Grant ROBINSON先生	**240**	80
	280	105

年內，並無其他應付予獨立非執行董事之酬金(二零零四年：無)。

財務報表附註

二零零五年十二月三十一日

8. 董事酬金(續)

(b) 執行董事及一名非執行董事

	袍金	薪金、津貼及實物利益	退休金計劃供款	表現花紅	薪酬總額
	千港元	千港元	千港元	千港元	千港元
二零零五年					
執行董事：					
梁榮江先生	**40**	**288**	**12**	**12**	**352**
吳智明先生	**20**	**3,958**	**12**	**—**	**3,990**
梁煒才先生	**20**	**—**	**—**	**—**	**20**
楊永東先生	**20**	**1,560**	**12**	**95**	**1,687**
	100	**5,806**	**36**	**107**	**6,049**
非執行董事：					
劉偉樹先生	**20**	**—**	**—**	**—**	**20**
	120	**5,806**	**36**	**107**	**6,069**
二零零四年					
執行董事：					
梁榮江先生	40	288	12	—	340
吳智明先生	20	3,958	12	—	3,990
梁煒才先生	20	—	—	—	20
楊永東先生	20	1,560	12	—	1,592
	100	5,806	36	—	5,942
非執行董事：					
劉偉樹先生	20	—	—	—	20
	120	5,806	36	—	5,962

年內，概無安排致使董事放棄或同意放棄任何酬金。

9. 五位最高薪僱員

年內五位最高薪僱員包括兩位(二零零四年：兩位)董事，其酬金詳情載於上文附註8。其他三位(二零零四年：三位)非董事之最高薪僱員之本年度酬金如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
薪金、津貼及實物利益	**4,805**	4,849
退休金計劃供款	**144**	144
	4,949	4,993

非董事之最高薪僱員酬金介乎下列範圍之人數：

	僱員人數	
	二零零五年	二零零四年
無—1,000,000港元	**1**	1
1,000,001港元—1,500,000港元	**1**	1
2,000,001港元—2,500,000港元	**—**	1
2,500,001港元—3,000,000港元	**1**	—
	3	3

10. 税項

由於本公司及其附屬公司於本年度並無產生任何應課税溢利，或承前之過往年度税務虧損足以抵銷本年度產生之應課税溢利，故並無就截至二零零五年十二月三十一日止年度作出香港利得税及海外所得税撥備(二零零四年：無)。其他地區應課税溢利之税項乃按本集團經營所在國家之現行税率計算，並以該地之現有法例，詮釋及慣例為基準。

	二零零五年	二零零四年
	千港元	*千港元*
本集團：		
本年度－香港		
以往年度之不足撥備	**7**	—
本年度－海外地區		
以往年度之超額撥備	**(50)**	(42)
遞延税項 *(附註30)*	**—**	(117)
年內税項收入總額	**(43)**	(159)

財務報表附註

二零零五年十二月三十一日

10. 稅項(續)

以除稅前溢利,按本公司及附屬公司所在地適用稅率計算之稅項支出與按實際稅率計算之稅項支出／(收入)之對賬,及以適用稅率與實際稅率之對賬如下:

	本集團			
	二零零五年		二零零四年	
	千港元	%	*千港元* *(重列)*	%
除稅前溢利	**14,950**		12,157	
按適用稅率計算之稅項	**3,279**	**21.9**	1,784	14.7
毋須課稅之收入	**(6,200)**	**(41.5)**	(5,016)	(41.3)
不可扣稅之支出	**5,233**	**35.0**	14,597	120.1
未確認之稅項虧損	**(825)**	**(5.5)**	(1,675)	(13.8)
過往年度之超額撥備	**(43)**	**(0.3)**	(42)	(0.3)
應用過往期間之稅項虧損	**(1,487)**	**(9.9)**	(9,807)	(80.7)
按本集團實際稅率計算之稅項收入	**(43)**	**(0.3)**	(159)	(1.3)

11. 本公司權益持有人應佔溢利

截至二零零五年十二月三十一日止年度於本公司之財務報表內處理之本公司股本持有人應佔溢利為6,576,000港元(二零零四年:9,103,000港元)(附註33(b))。

12. 本公司普通股權益持有人應佔每股盈利

每股基本盈利金額乃根據年內本公司普通股權益持有人應佔溢利淨額10,923,000港元(二零零四年:7,039,000港元(已重列))及年內已發行普通股加權平均數1,650,658,676股(二零零四年:1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項,故並無披露截至二零零五及二零零四年十二月三十一日止年度之每股攤薄盈利金額。

13. 物業、機器及設備

本集團

	租賃土地及樓宇 千港元	渡假中心及俱樂部物業 千港元	租賃物業裝修 千港元	傢俬、裝置及設備 千港元	通訊設備 千港元	汽車 千港元	總額 千港元
二零零五年十二月三十一日							
成本或估值：							
年初(重列)	6,200	60,000	1,671	39,422	37,565	4,265	149,123
添置	—	—	—	8,221	—	466	8,687
出售	—	—	—	(2,602)	—	(1,203)	(3,805)
重估盈餘	2,887	2,612	—	—	—	—	5,499
撤銷累計折舊	(587)	(1,412)	—	—	—	—	(1,999)
滙兑調整	—	—	7	(19)	—	7	(5)
於二零零五年十二月三十一日	8,500	61,200	1,678	45,022	37,565	3,535	157,500
成本或估值分析：							
成本	—	—	1,678	45,022	37,565	3,535	87,800
於二零零五年十二月三十一日之估值	8,500	61,200	—	—	—	—	69,700
	8,500	61,200	1,678	45,022	37,565	3,535	157,500
累計折舊及減值：							
年初(重列)	—	—	1,376	32,052	37,565	3,932	74,925
本年計提	587	1,412	179	5,495	—	122	7,795
減值虧損	—	—	—	242	—	—	242
重估撥回	(587)	(1,412)	—	—	—	—	(1,999)
出售	—	—	—	(2,582)	—	(1,203)	(3,785)
滙兑調整	—	—	3	(14)	—	7	(4)
於二零零五年十二月三十一日	—	—	1,558	35,193	37,565	2,858	77,174
賬面淨值：							
於二零零五年十二月三十一日	**8,500**	**61,200**	**120**	**9,829**	**—**	**677**	**80,326**

財務報表附註

二零零五年十二月三十一日

13. 物業、機器及設備(續)

本集團

	租賃土地及樓宇	渡假中心及俱樂部物業	租賃物業裝修	傢俬、裝置及設備	通訊設備	汽車	總額
	千港元	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*	*千港元*
		(重列)					*(重列)*
二零零四年十二月三十一日							
成本或估值:							
年初	4,300	57,500	1,671	49,793	37,135	4,462	154,861
添置	—	—	—	2,962	—	284	3,246
出售	—	—	—	(13,483)	(866)	(500)	(14,849)
重估盈餘	2,248	3,822	—	—	—	—	6,070
撇銷累計折舊	(348)	(1,322)	—	—	—	—	(1,670)
外滙調整	—	—	—	150	1,296	19	1,465
於二零零四年十二月三十一日	6,200	60,000	1,671	39,422	37,565	4,265	149,123
成本或估值之分析:							
成本	—	—	1,671	39,422	37,565	4,265	82,923
於二零零四年十二月三十一日之估值	6,200	60,000	—	—	—	—	66,200
	6,200	60,000	1,671	39,422	37,565	4,265	149,123
累計折舊及減值:							
年初	—	—	975	39,258	37,135	4,276	81,644
本年計提	348	1,322	401	3,340	—	137	5,548
重估撥回	(348)	(1,322)	—	—	—	—	(1,670)
出售	—	—	—	(10,680)	(866)	(500)	(12,046)
外滙調整	—	—	—	134	1,296	19	1,449
於二零零四年十二月三十一日	—	—	1,376	32,052	37,565	3,932	74,925
賬面淨值:							
於二零零四年十二月三十一日	6,200	60,000	295	7,370	—	333	74,198

13. 物業、機器及設備（續）

本公司

	傢俬、裝置及設備 *千港元*
二零零五年十二月三十一日	
成本：	
年初及於二零零五年十二月三十一日	3
累計折舊：	
年初及於二零零五年十二月三十一日	3
賬面淨值：	
於二零零五年十二月三十一日	—
二零零四年十二月三十一日	
成本：	
年初及於二零零四年十二月三十一日	3
累計折舊：	
年初	2
本年計提	1
於二零零四年十二月三十一日	3
賬面淨值：	
於二零零四年十二月三十一日	—

本集團於二零零五年十二月三十一日之物業、機器及設備類別內包括根據一融資租賃持有之汽車，其賬面淨值為434,000港元（二零零四年：無）。

本集團所有租賃土地及樓宇均位於香港及以中期租約持有。

本集團之租賃土地及樓宇以及渡假中心及俱樂部物業，由合資格獨立專業估值師行戴德梁行有限公司（「戴德梁行」）或威格斯資產評估顧問有限公司於二零零五年及二零零四年十二月三十一日作個別重估。租賃土地及樓宇之價值按公開市場基準重估，渡假中心及俱樂部物業之價值則按折舊重置成本基準重估。本集團之重估盈餘5,499,000港元（二零零四年：6,070,000港元（已重列））中，2,612,000港元（二零零四年：3,822,000港元（已重列））已計入收益表，而其餘重估盈餘2,887,000港元（二零零四年：2,248,000港元）中，1,732,000港元（二零零四年：1,349,000港元）及1,155,000港元（二零零四年：899,000港元）則分別計入有關資產之重估儲備及少數股東應佔權益。

財務報表附註

二零零五年十二月三十一日

13. 物業、機器及設備（續）

倘本集團之租賃土地及樓宇以及渡假中心及俱樂部物業按原值成本減累計折舊及減值虧損列賬，其總賬面值將為約31,011,000港元（二零零四年：31,915,000港元（已重列））。

14. 投資物業

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
		（重列）
於一月一日之賬面值	**96,200**	53,600
添置	**7,721**	20,811
來自公允值調整之溢利淨額	**3,785**	21,789
外滙調整	**1,994**	—
於十二月三十一日之賬面值	**109,700**	96,200

於二零零五年十二月三十一日，本集團之投資物業包括位於香港之工業物業單位價值4,700,000港元（二零零四年：4,200,000港元），以及位於中國大陸之渡假中心及俱樂部物業價值105,000,000港元（二零零四年：92,000,000港元），該等物業以中期租約持有。

本集團之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則根據經營租約出租予本集團一家聯營公司上海麗致育樂經營管理有限公司作經營渡假中心及俱樂部業務。有關租賃之進一步概要詳情，載於財務報表附註36(a)。

	本公司	
	二零零五年	二零零四年
	千港元	*千港元*
		（重列）
於一月一日之賬面值	**118,200**	108,600
來自公允值調整之溢利淨額	**4,500**	9,600
於十二月三十一日之賬面值	**122,700**	118,200

於二零零五年十二月三十一日，本公司之投資物業包括位於香港之工業物業單位價值4,700,000港元（二零零四年：4,200,000港元）及渡假中心及俱樂部物業價值118,000,000港元（二零零四年：114,000,000港元），該等物業以中期租約持有。

14. 投資物業（續）

本公司之工業物業單位乃持有作資本升值用途，渡假中心及俱樂部物業則出租予全資附屬公司顯達鄉村俱樂部有限公司作經營渡假中心及俱樂部業務，並於本集團之綜合資產負債表內列作本集團之物業、機器及設備項目。

本集團及本公司之投資物業由合資格獨立專業估值師戴德梁行於二零零五年及二零零四年十二月三十一日按公開市場及現時用途作個別重估。

有關本集團及本公司之投資物業之詳情載於第100頁。

15. 預付土地租賃款項

	本集團	
	二零零五年 *千港元*	二零零四年 *千港元* *(重列)*
於一月一日之賬面值		
承前列報	—	—
採納香港會計準則第17號之影響 *(附註2.2(e)及2.4(a))*	**3,294**	3,371
重列	**3,294**	3,371
年內確認	**(77)**	(77)
於十二月三十一日之賬面值	**3,217**	3,294
流動部份	**(77)**	(77)
非流動部份	**3,140**	3,217

租賃土地位於香港，按中期租約持有。

財務報表附註

二零零五年十二月三十一日

16. 商譽

於收購附屬公司時所產生並列作本集團綜合資負債表內一項資產之商譽如下：

	本集團 *千港元*
成本：	
於二零零四年一月一日及二零零四年十二月三十一日	8,934
採納香港財務報告準則第3號時撇銷累計攤銷 *(見附註2.2(d))*	(889)
於二零零五年一月一日及二零零五年十二月三十一日	8,045
累計攤銷及／或減值：	
於二零零四年一月一日	267
年內攤銷	622
年內減值	1,435
於二零零四年十二月三十一日及二零零五年一月一日	2,324
採納香港財務報告準則第3號時撇銷累計攤銷 *(見附註2.2(d))*	(889)
於二零零五年十二月三十一日(累計減值)	1,435
賬面淨值：	
於二零零四年十二月三十一日	6,610
於二零零五年十二月三十一日	**6,610**

截至二零零四年十二月三十一日止年度，商譽以直線法按估計使用年期攤銷，而本集團已就推廣及分銷網絡卡業務之可收回數額作評估，確認商譽減值撥備1,435,000港元。減值虧損已於本集團於該年度之電訊服務分類內入賬。

16. 商譽 (續)

商譽減值審查

本集團於二零零五年十二月三十一日之商譽乃有關批發及零售時裝及飾物業務(「時裝業務」)。

本集團時裝業務之可收回金額根據使用價值，採用基於管理層批准之財務預算作出之十二年期現金流量預測而釐定。基於管理層經營該業務之長期經驗，管理層假設來自本集團時裝業務之現金流量將繼續至少超越預測期。用於預測現金流量之折讓率為5%。

用於推斷本集團時裝業務之十二年期現金流量之年度增長率為10%或以下，假設期內不會有重大經濟下滑，並已考慮市場競爭及市場對高級時裝及飾物之持續市場需求。

17. 於附屬公司之權益

	本公司	
	二零零五年	二零零四年
	千港元	*千港元*
非上市股份，按成本值	**12,700**	12,700
應收附屬公司款項	**1,252,181**	1,221,422
	1,264,881	1,234,122
減值撥備	**(1,054,481)**	(1,028,316)
	210,400	205,806

本公司與附屬公司所有之結餘為無抵押、免息及無固定還款期。該等與附屬公司之結餘之賬面值約等於公允值。

財務報表附註

二零零五年十二月三十一日

17. 於附屬公司之權益（續）

主要附屬公司之詳情如下：

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本面值	本公司應佔股本權益百分比 直接	間接	主要業務
Asia Pacific Telecommunications Limited	香港	2,000港元	—	100	提供電訊服務
姿寶貿易有限公司	香港	4,500,000港元	—	60	零售及批發時裝及飾物
e-New Media Technology Limited	英屬處女群島／香港	1美元	100	—	投資控股
e-Media (Asia) Limited	開曼群島／香港	1美元	100	—	投資控股
ENM Investments Limited	開曼群島／香港	1美元	100	—	投資控股
寶運高有限公司	香港	2港元	—	100	投資控股
顯達鄉村俱樂部有限公司	香港	10,000,000港元	100	—	經營俱樂部
Jackpot International Business Inc.	英屬處女群島／香港	1美元	—	100	投資控股
Kenmure Limited	香港	55,000,000港元	—	60	投資控股
獅龍有限公司	英屬處女群島／香港	1美元	—	100	投資控股
New Media Corporation	開曼群島／香港	2,227,280美元	—	100	投資控股
安寧樺訊股份有限公司	台灣	8,000,000新台幣	—	100	提供電訊服務

17. 於附屬公司之權益(續)

公司名稱	註冊成立／登記及營運地點	已發行普通股股本／註冊資本面值	本公司應佔股本權益百分比 直接	間接	主要業務
Powerbridge Limited	英屬處女群島／香港	600,000美元	—	75	投資控股
Richtime Management Limited	英屬處女群島／香港	1美元	—	100	投資控股
上海安電通信科技發展有限公司*	中華人民共和國(「中國」)／中國大陸	1,000,000美元	—	75	推廣及分銷網絡卡
上海顯達渡假酒店有限公司(「上海顯達」)**	中國／中國大陸	7,200,000美元	—	80	渡假中心及俱樂部之物業投資
詩韻有限公司	香港	104,500,000港元	—	60	零售及批發時裝及飾物
Ventures Triumph Limited	英屬處女群島／香港	1美元	—	100	投資控股
聲訊系統有限公司	香港	普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元	—	100	提供電訊服務
華智國際有限公司	英屬處女群島／香港	1美元	—	100	投資控股

* 於中國登記成立為外商獨資企業

** 於中國登記成立為中外合作經營企業

董事認為上表所列之本公司附屬公司，乃影響本年度業績或構成本集團資產淨值之主要部份。董事認為列載其他附屬公司之詳情會導致篇幅過於冗長。

財務報表附註

二零零五年十二月三十一日

18. 於共同控制公司之權益

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
應佔資產淨值	—	—
應收共同控制公司之款項	**36,141**	36,141
	36,141	36,141
減值撥備	**(36,141)**	(36,141)
	—	—

應收共同控制公司之款項為無抵押、免息及無固定還款期，並已於過往年度全數減值。

共同控制公司之詳情如下：

名稱	業務架構	註冊成立／登記地點	本集團應佔持有權權益百分比	主要業務
e-Brilliant Company Limited	公司	開曼群島	50	投資控股
e-Brilliant Pte Limited	公司	新加坡	50	清盤中

由於本集團於共同控制公司應佔之累計虧損已相等於其於以往年度之權益，而本集團並無約束性義務須為此等公司的虧損負責，故本集團自此並無確認進一步之虧損。因此，本集團於二零零五年十二月三十一日於共同控制公司之權益為零(二零零四年：零)。

19. 於聯營公司之權益

	本集團		本公司	
	二零零五年 *千港元*	二零零四年 *千港元*	二零零五年 *千港元*	二零零四年 *千港元*
非上市股份，按成本值	**—**	—	**1**	1
應佔資產淨值	**16,590**	11,537	**—**	—
收購時產生之商譽	**14,986**	14,519	**—**	—
	31,576	26,056	**1**	1
予一聯營公司之貸款	**—**	4,095	**—**	—
應收聯營公司之款項	**291**	8,328	**291**	273
	31,867	38,479	**292**	274
減值撥備	**(14,519)**	(28,846)	**—**	—
	17,348	9,633	**292**	274

應收聯營公司之款項均為無抵押，免息且無固定還款期。向一家聯營公司提供年息2.5厘計息之無抵押貸款已於年內悉數償還。

主要聯營公司之詳情如下：

公司名稱	註冊成立／登記地點	本集團應佔持有權權益百分比	主要業務
北京慧點科技開發有限公司	中國	20	軟件開發及提供解決方案項目
上海麗致育樂經營管理有限公司(「上海麗致」)	中國	35	渡假中心及俱樂部管理
Ventile Investments Limited	英屬處女群島	35	提供融資服務

財務報表附註

二零零五年十二月三十一日

19. 於聯營公司之權益（續）

於二零零四年十二月三十一日，本集團於V.S. Limited（一家於香港註冊成立，主要從事零售時裝及飾物業務之公司）擁有21%權益。於二零零五年十月二十八日，本集團以代價1港元出售其於V.S. Limited之全部權益。

董事認為上表所列之本公司聯營公司，乃影響本年度業績或構成本集團資產淨值之主要部份。董事認為列載其他聯營公司之詳情會導致篇幅過於冗長。

下表呈列摘錄自本集團主要聯營公司之財務報表之財務資料概要：

	二零零五年	二零零四年
	千港元	*千港元*
資產	**166,670**	168,393
負債	**(105,431)**	(110,413)
收益	**72,851**	89,077
虧損	**(5,814)**	(12,161)

20. 可供出售之股本投資／長期投資

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
海外上市股本投資，按公允值	**125**	908
非上市股本投資，按成本值扣除減值虧損	**35,378**	34,581
	35,503	35,489

年內，直接於權益賬確認之本集團可供出售股本投資之虧損總額為783,000港元。於本年度，整筆結餘已從權益賬剔除，並於收益表確認。

上述投資包括於二零零五年一月一日分類為可供出售金融資產之股本證券投資，並無固定到期日或票面息率。

上市股本投資之公允值根據市場報價而定。因非上市股本投資之公允值無法可靠地評估，故按成本值減任何減值虧損列賬。該等股本投資為非衍生工具，且主要為從事藥物研製及分銷或電子支付及銀行間跨行轉賬解決方案服務之公司。

21. 存貨

於二零零五年及二零零四年十二月三十一日，本集團所有存貨均為製成品。

22. 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予個別信貸期時，會考慮客戶之財務能力及與其之經商年期。管理層定期審閱逾期賬款。

於結算日之應收賬款結餘(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
1個月之內	**4,347**	7,305
2 - 3個月	**232**	993
3個月以上	**2,526**	3,412
	7,105	11,710

23. 按公允值計入損益中之股本投資／短期投資

	本集團		本公司	
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
上市股本證券，按市值：				
香港	**148,077**	139,992	**138,980**	136,584
其他地方	**659**	9,304	**—**	—
	148,736	149,296	**138,980**	136,584

財務報表附註

二零零五年十二月三十一日

23. 按公允值計入損益中之股本投資（續）

以上於二零零五年十二月三十一日之股本投資分類為持有作買賣用途，並包括以下於中華汽車有限公司（一家於香港註冊成立之公司）之每股面值2港元之普通股：

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	*千港元*	***千港元***	*千港元*
中華汽車有限公司普通股之市值	**124,640**	117,271	**123,895**	116,571
持有權權益之百分比	**4.5%**	4.5%	**4.5%**	4.5%

24. 現金及現金等值及已抵押存款

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	*千港元*	***千港元***	*千港元*
現金及銀行結餘	**29,246**	49,266	**1,094**	5,106
定期存款	**515,721**	532,083	**515,721**	532,083
	544,967	581,349	**516,815**	537,189
減：已抵押定期存款－銀行信貸之抵押	**(342)**	(342)	**(342)**	(342)
現金及現金等值	**544,625**	581,007	**516,473**	536,847

於結算日，本集團以人民幣結算之現金及銀行結餘共5,657,000港元（二零零四年：4,616,000港元）。人民幣並不能自由兌換為其他貨幣，然而，根據中國之外匯管制法規及結匯、售匯及付匯管理規定，本集團獲准透過獲授權可進行外匯業務之銀行將人民幣兌換為外幣。

銀行存款按銀行每日存款利率之浮動息率賺取利息。短期定期存款之存款期由一日至一年，視乎本集團之即時現金需求而定，並按各自之短期定期存款息率賺取利息。現金及現金等值之賬面值及已抵押存款約等於其公允值。

25. 應付賬款及其他應付款項

所有應付賬款及其他應付款項均為無抵押、免息及於一個月內或於接獲通知時償還。

26. 附息銀行貸款及其他借款

	實際利率(%)	到期年份	本集團 二零零五年 千港元	本集團 二零零四年 千港元
流動				
應付融資租賃 *(附註27)*	3	2006年	**91**	—
銀行貸款－無抵押	7-8	2006年	**3,887**	6,597
			3,978	6,597
非流動				
應付融資租賃 *(附註27)*	3	2007年-2010年	**297**	—
			4,275	6,597

除融資租賃安排為固定息率3%外，本集團所有附息貸款之息率均屬浮動息率。所有附息銀行貸款及其他貸款均以港元結算。

須於一年內、第二年及第三年至第五年償還之融資租賃款額概要載於附註27。

本集團流動借款之賬面值約等於公允值。於二零零五年十二月三十一日，本集團非流動應付融資租賃之賬面值及公允值分別為297,000港元及270,000港元。

財務報表附註

二零零五年十二月三十一日

27. 應付融資租賃

本集團根據融資租賃安排租賃一輛汽車，於二零零五年十二月三十一日，剩餘租期為四年零三個月。

於二零零五年十二月三十一日，本集團根據融資租賃之未來最低租賃付款總額及現值如下：

本集團

	最低租賃付款	最低租賃付款	最低租賃付款之現值	最低租賃付款之現值
	二零零五年	二零零四年	二零零五年	二零零四年
	千港元	*千港元*	*千港元*	*千港元*
應付款項：				
一年內	**105**	—	**91**	—
第二年	**105**	—	**91**	—
第三至五年	**236**	—	**206**	—
最低融資租賃付款總額	**446**	—	**388**	—
未來融資費用	**(58)**	—		
淨融資租賃付款總額	**388**	—		
列為流動負債部份 *(附註26)*	**(91)**	—		
非流動部份 *(附註26)*	**297**	—		

28. 債券

債券持有人有權成為由顯達鄉村俱樂部有限公司經營之顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部所有設施而免交月費。於結算日，本集團按攤銷成本列賬之債券之可贖回期間如下：

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
一年內	**1,684**	954
第二年	**3,873**	1,690
第三至五年(包括首尾兩年)	**2,800**	6,860
	6,673	8,550
	8,357	9,504

所有可贖回債券均以港元結算，並為免息，並可在本集團同意下於期滿時續期。

可贖回債券之賬面值約相等於公允值。

29. 其他貸款

二零零五年十二月三十一日，來自一附屬公司一少數股東之無抵押外幣貸款總額為人民幣1,216,241元(二零零四年：人民幣1,216,241元)及521,859美元(二零零四年：521,859美元)。該等貸款為免息及並無固定還款期。該貸款之賬面值約相等於公允值。

財務報表附註

二零零五年十二月三十一日

30. 遞延稅項

年內之遞延稅項負債及資產之變動如下：

本集團

	加速稅項折舊	可用於抵銷未來應課稅溢利之虧損	總計
	千港元	*千港元*	*千港元*
於二零零四年一月一日	1,765	(1,648)	117
年內自收益表扣除／(計入)之遞延稅項 *(附註10)*	71	(188)	(117)
於二零零四年十二月三十一日及二零零五年一月一日	1,836	(1,836)	—
年內自收益表扣除／(計入)之遞延稅項 *(附註10)*	830	(830)	—
於二零零五年十二月三十一日	**2,666**	**(2,666)**	**—**

本集團於香港產生之稅務虧損為251,564,000港元(二零零四年：220,260,000港元)，可無限期用以抵銷產生該等虧損之公司之未來應課稅溢利。由於該等虧損乃於虧損已有一段時間之附屬公司產生，或未能預測該等附屬公司未來可否獲得應課稅溢利，故此已就其確認遞延稅項資產，惟僅以抵銷於相同附屬公司內與加速稅項折舊有關之任何遞延稅項負債為限。

於二零零五年十二月三十一日，由於本集團若干附屬公司、聯營公司或共同控制公司之未分派盈利於分派時不會帶來額外稅項負債，因此本集團並無就此而產生重大未確認遞延稅項負債(二零零四年：無)。

31. 股本

股份	二零零五年	二零零四年
	千港元	*千港元*
法定：		
100,000,000,000股(二零零四年：100,000,000,000股)		
每股面值0.01港元之普通股	**1,000,000**	1,000,000
已發行及繳足：		
1,650,658,676股(二零零四年：1,650,658,676股)		
每股面值0.01港元之普通股	**16,507**	16,507

股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000港元(分為2,000,000,000股每股面值0.50港元之普通股)減至20,000,000港元(分為2,000,000,000股每股面值0.01港元之普通股)。該項削減是透過註銷於二零零二年八月六日(即法院聆訊呈請日期)之已發行普通股1,650,658,676股每股中之已繳足股本0.49港元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50港元減至0.01港元；及

(b) 於該削減股本生效後：

(i) 本公司藉增設額外98,000,000,000股每股面值0.01港元之普通股，使法定股本增加至其原本金額1,000,000,000港元；及

(ii) 增設一項相等於上述削減股本之特殊儲備(誠如上文(a)所詳述)，即808,822,751港元。該儲備不得視為已變現溢利及倘本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

購股權

有關本公司購股權計劃及根據該計劃發出之購股權詳情，載於財務報表附註32。

財務報表附註

二零零五年十二月三十一日

32. 購股權計劃

為符合上市規則第17章(經修訂)，及提供本公司一項具彈性方法，就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞，於二零零二年六月十四日舉行的本公司股東特別大會上，本公司股東已正式終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)及採納一項新購股權計劃(「新計劃」)。所有根據舊計劃授出之尚未行使購股權持續生效，並可根據舊計劃之條文行使。

根據新計劃之條款，董事會可按其酌情權邀請本集團執行董事及僱員接納可認購本公司股份之購股權。新計劃有效期直至二零一二年六月十三日，為期10年，而該期間後將不可再授出購股權。購股權之行使價將由董事會釐定，並須最少為以下三者之最高價：(i)於要約日期(須為營業日)，在聯交所每日報價表所列之股份收市價；(ii)緊接要約日期前五個營業日，在聯交所每日報價表所列之股份平均收市價；及(iii)股份之面值。於接納任何授出之購股權時須支付1港元之代價。

於二零零五年十二月三十一日，根據新計劃可供發行之股份總數為243,415,800股(二零零四年：243,415,800股)(包括因行使336,000份(二零零四年：636,000份)根據舊計劃已授出但尚未失效或行使之購股權而可能發行之股份)，相當於本公司於同日之已發行股本之14.7%(二零零四年：14.7%)。根據新計劃，於任何12個月期間，各參與者最多可獲配已發行或於行使購股權時將予發行之股份總數上限為本公司已發行普通股1%。任何授出之購股權超出此限制，須經股東於股東大會批准，方可實行。

於二零零五年十二月三十一日，本公司僱員擁有以下可認購本公司股份(每股股份於二零零五年十二月三十一日之市值為0.41港元)之購股權權益。購股權並無上市。每份購股權供持有人認購本公司一股每股面值0.01港元之普通股之權利。年內，並無向董事授出購股權、及於結算日，董事並沒持有尚未行使之購股權。

購股權並不賦予持有人享有股息或於股東大會投票之權利。

32. 購股權計劃(續)

根據舊計劃向僱員授出之購股權：

購股權授出日期*	購股權行使期	購股權行使價** 港元	購股權數目 於二零零五年一月一日	於年內失效	於二零零五年十二月三十一日
一九九九年十月十一日	一九九九年十月十一日至二零零七年十二月二十九日	1.528	300,000	(300,000)	—
一九九九年十二月一日	一九九九年十二月一日至二零零七年十二月二十九日	1.804	48,000	—	48,000
二零零零年八月一日	二零零零年八月一日至二零零七年十二月二十九日	0.630	288,000	—	288,000
			636,000	(300,000)	336,000

* 購股權之歸屬期為由授出日期至行使期開始為止。

** 購股權行使價將因應進行供股、發行紅股或其他類似本公司股本變動而予以調整。

根據新計劃，年內，並無授出新購股權，及於結算日，並無尚未行使之購股權。

於結算日，本公司在舊計劃下有336,000份尚未行使之購股權，佔本公司當日之已發行股份約0.02%。按本公司現行股本架構，倘餘下之購股權獲悉數行使，將會導致額外發行336,000股本公司普通股及獲得(扣除發行開支前)額外股本3,360港元及股份溢價264,672港元。

財務報表附註

二零零五年十二月三十一日

33. 儲備

(a) 本集團

本集團於本年度及過往年度之儲備及其變動，呈列於財務報表第30及31頁之綜合權益變動表。

(b) 本公司

	股份溢價	特殊儲備	資本贖回儲備	累計虧損	總計
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
		(附註31(b)(ii))			
於二零零四年一月一日	1,189,721	808,822	478	(1,106,474)	892,547
年內溢利淨額	—	—	—	9,103	9,103
於二零零四年十二月三十一日及二零零五年一月一日	1,189,721	808,822	478	(1,097,371)	901,650
年內溢利淨額	—	—	—	6,576	6,576
於二零零五年十二月三十一日	**1,189,721**	**808,822**	**478**	**(1,090,795)**	**908,226**

34. 綜合現金流量表附註

主要非現金交易

年內，本集團就一汽車訂立融資租賃協議，有關資本總值於租賃開始時為456,000港元（二零零四年：無）。

35. 或然負債

於結算日，本公司或本集團有下列重大或然負債：

(a) 根據香港僱傭條例，本集團就未來可能需向僱員付出之長期服務金而產生之或然負債，於二零零五年十二月三十一日，其最高可能需付款額為2,627,000港元(二零零四年：3,414,000港元)。該或然負債之產生原因是若干僱員已於結算日為本集團服務滿所需年期，符合根據僱傭條例於若干情況下終止受聘時可獲取長期服務金。由於該情況不大可能導致本集團未來有重大資源流出，因此並無就有關可能支付金額作出撥備。

(b) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(相等於11,670,000港元)(涉及該附屬公司就該內容供應商所提供之服務而採用之結算率有變而產生)。該申索人亦對過去所產生之傳送量提出爭議，並聲稱少收最少2,736,000美元(相等於21,286,000港元)。

管理層已研究該等指稱，並就該附屬公司之法律權利及責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部分指稱，並於二零零二年九月作出約6,215,000美元(相等於48,353,000港元)之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。此後，該附屬公司與該內容供應商並無就上述申索進行任何溝通。

基於以上所述，管理層認為，產生任何虧損之機會甚微，因此並無在財務報表中作出撥備。

(c) 於截至二零零五年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授342,000港元(二零零四年：342,000港元)之一般銀行信貸之部份抵押。

財務報表附註

二零零五年十二月三十一日

36. 經營租約安排

(a) 作為出租人

本集團根據經營租約安排分租若干店舖。經協商之物業租賃期介乎一年至兩年，並於年內租約期滿。租約條款一般亦規定租戶須繳付保證按金。

本集團與本集團之一間聯營公司上海麗致訂立一經營租約安排，出租其渡假中心及俱樂部物業(財務報表附註14)，租期實際由二零零六年七月一日至二零一六年六月三十日為止。

	本集團	
	二零零五年	二零零四年
	千港元	*千港元*
		(重列)
一年內	**384**	428
第二至五年(包括首尾兩年)	**4,375**	3,403
五年後	**7,087**	8,209
	11,846	12,040

本集團年內並無確認任何涉及應收或然租金之收入(二零零四年：144,000港元)。

(b) 作為承租人

本集團根據經營租約安排租用若干物業。經協商之物業租賃期介乎一年至三年。

於二零零五年十二月三十一日，根據不可撤銷之經營租約，本集團及本公司之未來最低租金支出總額如下：

	本集團		本公司	
	二零零五年	二零零四年	**二零零五年**	二零零四年
	千港元	*千港元*	***千港元***	*千港元*
一年內	**33,705**	31,089	**1,893**	437
第二至五年(包括首尾兩年)	**33,016**	40,543	**534**	—
	66,721	71,632	**2,427**	437

37. 資本承擔

除以上附註36(b)所述之經營租約承擔外，本集團於結算日有以下承擔：

(a) 資本承擔

	本集團	
	二零零五年	二零零五年
	千港元	*千港元*
已訂約但未撥備：		
渡假中心物業發展	**343**	7,904
租賃物業翻新工程	**—**	2,184
	343	10,088
已訂約但未撥備之出資：		
長期投資	**—**	798
聯營公司	**—**	2,567
	—	3,365
	343	13,453

(b) 其他承擔

於二零零五年十二月三十一日，本公司代表顯達鄉村俱樂部有限公司為一項與一中國合營企業夥伴訂立關於上海顯達之合作經營企業協議之要約方。根據於一九九六年至二零零二年年間所簽訂之合作經營企業協議及補充協議，本公司承諾由二零零一年至二零零八年及由二零零九年至二零二二年，向中國合營企業夥伴支付上海顯達每年應分派予該中國合營企業夥伴溢利，分別少於人民幣1,650,000元(相等於1,586,000港元)及268,000美元(相等於2,085,000港元)之任何不足數額。於二零零三年，上海顯達與本集團聯營公司上海麗致訂立管理承包協議，據此，上海麗致承諾負擔於直至二零一六年六月三十日止(有關管理承包協議之屆滿日期)期間應付中國合營企業夥伴之該等款項。

於二零零五年十二月三十一日，根據以上安排，本公司直至二零二二年應付中國合營企業夥伴之最高金額為33,950,000港元(二零零四年：35,411,000港元)，而其中20,396,000港元(二零零四年：21,858,000港元)預期由上海麗致承擔。

財務報表附註

二零零五年十二月三十一日

38. 關連人士之交易

(a) 除財務報表其他部份所詳述之交易及結餘外，本集團於年內有下列重大關連人士交易：

		本集團	
		二零零五年	二零零四年
	附註	千港元	千港元
來自聯營公司之分租租金及管理費收入	(i)	**1,547**	3,811
向本集團一家附屬公司董事之配偶擁有控制權益之公司支付之顧問費用	(ii)	**708**	1,416
付予關連公司之租金開支及物業管理費	(iii)	**1,602**	1,655

(i) 根據本集團與一家聯營公司訂立之協議，向該聯營公司分租一間店舖及提供店舖管理服務，故向該聯營公司收取分租租金及管理費。

(ii) 根據本集團一家附屬公司與一家關連公司訂立之協議，直至二零零五年六月三十日，向該附屬公司提供顧問服務，故向該關連公司支付每月118,000港元。

(iii) 向本公司一名主要股東所控制之公司支付之租金開支及物業管理費，為參考有關之行業慣例而釐定。根據上市條例，當中之971,000港元租金開支構成持續關連交易。詳情載於董事會報告第15及16頁之「關連交易」。

(b) 本集團主要管理人員之報酬：

	二零零五年	二零零四年
	港元	港元
短期僱員福利	**12,781**	12,344
退休福利	**192**	192
支付予主要管理人員之報酬總額	**12,973**	12,536

有關董事酬金之其他詳情載於財務報表附註8。

39. 財務風險管理目標及政策

本集團之財務資產及負債主要包括附息銀行及其他貸款、應收及應付賬款，以及現金及銀行結餘，全屬正常業務範疇，並承擔貨幣兌換率、利率及信貸風險。本集團之風險管理策略旨在減少對本集團財務表現構成財務風險之不利影響，董事會檢討及認同利用該等政策(摘錄於下文)管理每項風險。本集團之政策為僅利用金融工具(如有)作潛在商業風險之對沖，而非作投機性持有或出售。

本集團之金融工具所產生之主要風險為外幣風險、利率風險及信貸風險。

(a) 外幣風險

本集團面對交易貨幣風險。該等風險主要因以外幣購買時裝及飾物引起。

本集團現時並無任何減低外匯風險之對沖安排，將繼續監察該等風險及市場情況，以決定將來是否需要任何對沖安排。

(b) 利率風險

本集團面對之市場利率變動風險主要與本集團之附息銀行借款有關。

由於本集團須於來年全數償還其附息銀行貸款，預期相應息率風險並不重大，故本集團並無使用任何息率掉期協議以對沖息率風險。

(c) 信貸風險

本集團僅向還款記錄良好之長期客戶提供最低信貸銷售，信貸風險並不集中。現金及信用卡銷售之結合，有效減低本集團之信貸風險。

財務報表附註

二零零五年十二月三十一日

40. 比數數字

誠如財務報表附註2.2及2.4所闡釋，由於本年度採納新訂及經修訂香港財務報告準則，財務報表中若干項目及結餘之會計處理及呈列方式已作出修訂，以符合新規定。過往年度及期初結餘因而作出若干調整，若干比較數字亦重新分類及重列，以符合本年度之呈列方式及會計處理。

41. 通過財務報告

本財務報表於二零零六年四月七日獲董事會通過及授權刊發。

物業詳情

二零零五年十二月三十一日

投資物業

地點	用途	年期	本集團 應佔權益
中國上海市 普陀區 交通路2737號	經營渡假中心 及俱樂部	中期租約	80%
香港新界葵涌 藍田街37-41號 緯興工業大廈 4/F及5/F連天台及 3號及5號車位	資本升值	中期租約	100%

五年財務摘要

本集團過往五個財務年度之業績以及資產與負債及少數股東權益摘要載於下文。該等資料乃摘錄自已刊發之經審核財務報表並作適當之重列／重新分類。五年財務摘要各年之金額已如財務報表附註2.2所列載就會計政策追溯更改之影響而作出調整。

業績

	截至十二月三十一日止年度				
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
		(重列)	*(重列)*	*(重列)*	*(重列)*
收入	**242,536**	221,273	138,600	193,359	419,450
經營業務溢利／(虧損)	**18,802**	17,646	(14,676)	(103,333)	(203,414)
融資成本	**(969)**	(377)	(969)	(1,253)	(5,486)
應佔聯營公司溢利及虧損	**(2,883)**	(5,112)	(19,472)	(1,792)	405
除稅前溢利／(虧損)	**14,950**	12,157	(35,117)	(106,378)	(208,495)
稅項	**43**	159	(111)	(334)	1,622
年內溢利／(虧損)	**14,993**	12,316	(35,228)	(106,712)	(206,873)
可分配於：					
本公司權益持有人	**10,923**	7,039	(36,746)	(106,712)	(206,873)
少數股東權益	**4,070**	5,277	1,518	—	—
	14,993	12,316	(35,228)	(106,712)	(206,873)

資產、負債及少收股東權益

	十二月三十一日				
	二零零五年	二零零四年	二零零三年	二零零二年	二零零一年
	千港元	*千港元*	*千港元*	*千港元*	*千港元*
		(重列)	*(重列)*	*(重列)*	*(重列)*
總資產	**1,025,839**	1,030,981	1,072,868	1,057,923	1,143,186
總負債	**(106,497)**	(129,433)	(185,680)	(154,860)	(163,796)
少數股東權益	**(31,407)**	(26,182)	(20,006)	—	—
	887,935	875,366	867,182	903,063	979,390

公司資料

執行董事

梁榮江 *(主席)*
吳智明 *(行政總裁)*
梁煒才
楊永東

非執行董事

劉偉檳

獨立非執行董事

趙世曾
陳正
Ian Grant ROBINSON

合資格會計師

蔣耀強

公司秘書

鄭佩敏

核數師

安永會計師事務所
香港中環
金融街8號
國際金融中心
2期18樓

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

主要銀行

香港上海滙豐銀行有限公司
富邦銀行(香港)有限公司
聯合銀行
荷蘭銀行

註冊辦事處

香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

香港註冊成立日期

一九六六年四月二十七日

上市日期

一九七二年十一月十六日

僱員人數

271名

公司網址

www.enmholdings.com

股份代號

香港聯交所：0128
美國預託證券：ENMHY

企業傳訊

電話：(852) 2594 0600
傳真：(852) 2827 1491
電郵：info@enmholdings.com



（股份代號：0128）

年報

05

THE STANDARD, 16 FEBRUARY 2006



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ENM Holdings Limited

安寧控股有限公司

(incorporated in Hong Kong with limited liability)

(Stock code: 128)

Clarification Announcement

This announcement is made at the request of the Stock Exchange to clarify the recent newspaper articles regarding the possible asset injections into the Company from its substantial shareholder, Ms Nina Kung and to explain for the recent increases in the price and the trading volume of shares in the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Board of Directors (the "Directors") of ENM Holdings Limited (the "Company") note that certain newspapers of today are reporting that a substantial shareholder of the Company, Ms Nina Kung ("Ms Kung") with an indirect holding of 34.6% of the issued share capital of the Company, may inject assets into the Company. The Directors would like to advise that the Company has not received any proposals of asset injections from Ms Kung and her associates (within the meaning of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules")), and does not have any proposals regarding asset re-structuring relating to the abovementioned asset injections from Ms Kung and her associates (within the meaning of the Listing Rules).

The Directors also note the recent increases in the price and the trading volume of the shares of the Company and wish to state that save as disclosed above, the Directors are not aware of any reasons for such increases.

The Directors also confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Listing Rules, neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 15 February 2006

RECEIVED
2006 MAY -5 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



ENM Holdings Limited
安寧控股有限公司

(於香港成立之有限公司)
(股份代號：128)

澄清公佈

本公佈乃應聯交所之要求作出，澄清最近多份報章有關一名主要股東龔如心女士可能將資產注資於本公司之報導，並就最近本公司之股份價格及成交量上升作出解釋。

本公佈乃應香港聯合交易所有限公司(「聯交所」)之要求作出。

安寧控股有限公司(「本公司」)之董事會(「董事會」)知悉，今日多份報章報導本公司一名主要股東龔如心女士(「龔女士」)(持有本公司已發行股本34.6%之間接權益)可能將資產注資於本公司。董事會謹此表示，本公司並無接獲龔女士及其聯繫人士(定義見聯交所證券上市規則(「上市規則」))之任何資產注資建議書，本公司亦無因上述龔女士及其聯繫人士(定義見上市規則)之資產注資而進行任何資產重組計劃。

董事會亦知悉最近本公司之股份價格及成交量上升，並謹此聲明，除上文所述者外，董事會並不知悉導致股份價格及成交量上升之任何原因。

董事會亦確認，目前並無任何有關收購或變賣之商談或協議為根據上市規則第13.23條而須予披露者；董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予披露者。

於本公佈日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉樑先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零六年二月十五日



The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.



ENM Holdings Limited
安寧控股有限公司

(incorporated in Hong Kong with limited liability)

(Stock code: 128)

Unusual Price and Volume Movements

The Directors of the Company have noted the recent increases in the price and the trading volume of the shares in the Company and wish to state that we are not aware of any reasons for such increases, save and except that further to the Company's announcement dated 15 February 2006, 368,000 ordinary shares of the Company were disposed by a substantial shareholder of the Company.

Shareholders of the Company and investors are advised to exercise caution when dealing in the securities of the Company.

This announcement is made at the request of The Stock Exchange of Hong Kong Limited (the "Stock Exchange").

The Board of Directors (the "Directors") of ENM Holdings Limited (the "Company") has noted that the recent increases in the price and the trading volume of the shares in the Company and wishes to state that save and except that further to the Company's announcement dated 15 February 2006, the Company has been informed by its substantial shareholder, Diamond Leaf Limited (a company wholly-owned by Ms Nina Kung) that it has disposed of 80,000 and 288,000 ordinary shares of the Company in the market on 20 February 2006 and 21 February 2006 at the average price of HK$0.804 and HK$0.797 per share respectively, representing an aggregate of approximately 0.02% of the issued ordinary shares of the Company, the Directors are not aware of any reasons for such increases in the price and the trading volume of the shares in the Company.

Shareholders of the Company and investors are advised to exercise caution when dealing in the securities of the Company.

Save as disclosed above, the Directors confirm that there are no negotiations or agreements relating to intended acquisitions or realisations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on the Stock Exchange (the "Listing Rules"), neither are the Directors aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board of the Company, the Directors of which individually and jointly accept responsibility for the accuracy of this statement.

As at the date of this announcement, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By Order of the Board
ENM Holdings Limited
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 21 February 2006

RECEIVED

香港聯合交易所有限公司對本公佈之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就因本公佈全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。



ENM Holdings Limited
安寧控股有限公司

（於香港成立之有限公司）
（股份代號：128）

股價及成交量不尋常波動

本公司董事會已知悉最近本公司之股份價格及成交量上升，並謹此聲明，繼本公司二零零六年二月十五日之公佈，及除本公司一名主要股東已出售368,000股本公司普通股外，並不知悉導致股份價格及成交量上升之任何原因。

本公司股東及投資者於買賣本公司之證券時，務請審慎行事。

本公佈乃應香港聯合交易所有限公司（「聯交所」）之要求而作出。

安寧控股有限公司（「本公司」）董事會（「董事會」）已知悉最近本公司之股份價格及成交量上升，並謹此聲明，繼本公司二零零六年二月十五日之公佈，及除本公司接獲其主要股東Diamond Leaf Limited（龔如心女士全資擁有的公司）通知，指其已於二零零六年二月二十日及二零零六年二月二十一日分別按平均價格每股0.804港元及0.797港元於市場上出售80,000股及288,000股本公司普通股（合共佔本公司已發行普通股約0.02%）外，董事會並不知悉導致股份價格及成交量上升之任何原因。

本公司股東及投資者於買賣本公司之證券時，務請審慎行事。

除上文所披露者外，董事會確認，目前並無任何有關擬收購或變賣之商談或協議為根據聯交所證券上市規則（「上市規則」）第13.23條而須予披露者；董事會亦不知悉有任何足以或可能影響價格之事宜為根據上市規則第13.09條所規定之一般責任而須予披露者。

上述聲明乃承本公司董事會命作出，董事會各董事就本聲明之準確性個別及共同承擔責任。

於本公佈日期，本公司執行董事為梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；本公司非執行董事為劉偉楨先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零六年二月二十一日

RECEIVED
2006 MAY -5 P 12:4?
OFFICE OF INTERNATIONAL CORPORATE FINANCE



ENM Holdings Limited
安寧控股有限公司

(incorporated in Hong Kong with limited liability)
(Stock code: 128)

Results Announcement for the Year Ended 31 December 2005

The Board of Directors (the "Board") of ENM Holdings Limited (the "Company") announces the audited consolidated results of the Company and its subsidiaries (collectively the "Group") for the year ended 31 December 2005.

CONSOLIDATED INCOME STATEMENT
For the year ended 31 December 2005
(Expressed in Hong Kong dollars)

	Notes	2005 $'000	2004 $'000 *(Restated)*
REVENUE	3	242,536	221,273
Cost of sales		(110,221)	(93,510)
Gross profit		132,315	127,763
Other income and gains	4	5,859	17,409
Selling and distribution costs		(68,359)	(55,808)
Administrative expenses		(74,041)	(80,548)
Other operating income/(expenses), net		16,631	(16,781)
Write-back of deficits on revaluation of properties		6,397	25,611
Finance costs	5	(969)	(377)
Share of profits and losses of associates		(2,883)	(5,212)
PROFIT BEFORE TAX	6	14,950	12,157
Tax	7	43	159
PROFIT FOR THE YEAR		14,993	12,316
Attributable to:			
Equity holders of the Company		10,923	7,039
Minority interests		4,070	5,277
		14,993	12,316
DIVIDENDS		Nil	Nil
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY	8		
- Basic		0.66 cents	0.43 cents
- Diluted		N/A	N/A

CONSOLIDATED BALANCE SHEET
As at 31 December 2005
(Expressed in Hong Kong dollars)

	Notes	2005 $'000	2004 $'000 *(Restated)*
NON-CURRENT ASSETS			
Property, plant and equipment		80,326	74,198
Investment properties		109,700	96,200
Prepaid land premiums		3,140	3,217
Goodwill		6,610	6,610
Interests in jointly-controlled entities		—	—
Interests in associates		17,348	9,633
Available-for-sale equity investments/long term investments		35,503	35,489
Total non-current assets		252,627	225,347
CURRENT ASSETS			
Inventories		34,920	33,910
Trade receivables	9	7,105	11,710
Prepayments, deposits and other receivables		37,407	28,651
Prepaid land premiums		77	77
Equity investments at fair value through profit and loss/short term investments		148,736	149,296
Due from an associate		—	641
Pledged deposits		342	342
Time deposits		515,379	531,741
Cash and bank balances		29,246	49,266
Total current assets		773,212	805,634
CURRENT LIABILITIES			
Trade and other payables	10	55,270	81,819
Interest-bearing bank and other borrowings		3,978	6,597
Current portion of debentures		1,684	954
Other loans		5,230	5,207
Tax payable		5,497	5,436
Total current liabilities		71,659	100,013
NET CURRENT ASSETS		701,553	705,621
TOTAL ASSETS LESS CURRENT LIABILITIES		954,180	930,968
NON-CURRENT LIABILITIES			
Debentures		6,673	8,550
Interest-bearing bank and other borrowings		297	—
Deferred revenue		27,868	20,870
Total non-current liabilities		34,838	29,420
Net assets		919,342	901,548
EQUITY			
Equity attributable to equity holders of the Company			
Issued capital		16,507	16,507
Reserves		871,428	858,859
		887,935	875,366
Minority interests		31,407	26,182
Total equity		919,342	901,548

Notes

1 Basis of preparation and significant accounting policies

The financial information set out in this final results announcement does not constitute the Group's statutory financial statements for the year ended 31 December 2005 but is derived from those financial statements.

The financial statements have been prepared in accordance with Hong Kong Financial Reporting Standards ("HKFRSs") (which also include Hong Kong Accounting Standards ("HKASs") and Interpretations ("HK-Ints") issued by the Hong Kong Institute of Certified Public Accountants, accounting principles generally accepted in Hong Kong and the Companies Ordinance. They have been prepared under the historical cost convention, except for investment properties, certain leasehold buildings and equity investments, which have been measured at fair value.

The accounting policies and basis of preparation adopted in the preparation of the annual financial statements are the same as those used in the annual financial statements for the year ended 31 December 2004, except for the changes in accounting policies following the adoption of certain new and revised HKFRSs (which also include HKASs and HK-Ints) that affect the Group and are adopted for the first time for the current year's financial statements:

(a) HKAS 32 and HKAS 39 - Financial Instruments

Upon the adoption of HKASs 32 and 39, after initial recognition, (1) each available-for-sale investment is measured at fair value with gains or losses recognised as a separate component of equity until the investment is sold, collected or otherwise disposed of or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the income statement. When the fair value of unlisted equity securities cannot be reliably measured, such securities are stated at cost less impairment losses, and (2) financial assets at fair value through profit or loss are stated at fair values with gains or losses being recognised in the income statement.

The change in accounting policy has resulted in the reclassification of the Group's investments in equity securities, classified as long term investments or short term investments previously, as available-for-sale equity investments and equity investments at fair value through profit and loss, respectively. The adoption of HKAS 39 has not resulted in any change in the measurement of the Group's investments in equity securities.

(b) HKAS 40 - Investment Property and HK-INT 2 - The Appropriate Accounting Policies for Hotel Properties

Changes in accounting policies relating to investment properties are as follows:

(i) Changes in fair values of investment properties

Upon the adoption of HKAS 40, gains or losses arising from changes in the fair values of investment properties are included in the income statement in the year in which they arise.

The adoption of HKAS 40 has had no effect on the Group's consolidated income statement and opening balances of accumulated losses as at 1 January 2005 and 2004 since the Group recorded net revaluation deficits in prior years and had no investment revaluation reserve at these dates.

(ii) Reclassification of resort and recreational club properties

Upon the adoption of HKAS 40 and HK-Int 2, only owner-managed properties are regarded as owner-occupied properties and stated at valuation less accumulated depreciation and any impairment losses. On the other hand, if a property owner's position is, in substance, be that of a passive investor and is not significantly exposed to the cash flows generated by the property, the property is distinguished from owner-occupied properties and is classified as an investment property.

The adoption of HKAS 40 and HK-Int 2 has resulted in the reclassification of the Group's resort and recreational club properties located in Shanghai, Mainland China, as investment properties. The effects of this change in accounting policy are summarised in note 2 below. In accordance with HKAS 40 and HK-Int 2, comparative amounts have been restated.

(c) HKFRS 2 - Share-based Payment

Upon the adoption of HKFRS 2, when employees (including directors) render services as consideration for equity instruments ("equity-settled transactions"), the cost of the equity-settled transactions with employees is measured by reference to the fair value at the date at which the instruments are granted.

The Group has adopted the transitional provisions of HKFRS 2 under which the new recognition and measurement policies have not been applied to options granted to employees on or before 7 November 2002. The adoption of HKFRS 2 has had no effect on the Group's consolidated income statement and accumulated losses since all outstanding options of the Group were granted to employees before 7 November 2002.

(d) HKFRS 3 - Business Combinations and HKAS 36 - Impairment of Assets

The adoption of HKFRS 3 and HKAS 36 has resulted in the Group ceasing annual goodwill amortisation and commencing testing for impairment at the cash-generating unit level annually (or more frequently if events or changes in circumstances indicate that the carrying value may be impaired). Any impairment loss recognised for goodwill is not reversed in a subsequent period.

The transitional provisions of HKFRS 3 have required the Group to eliminate at 1 January 2005 the carrying amounts of accumulated amortisation with a corresponding adjustment to reduce the cost of goodwill. Goodwill previously eliminated against the consolidated capital reserves remains eliminated against the consolidated capital reserves and is not recognised in the income statement when all or part of the business to which the goodwill relates is disposed of or when a cash-generating unit to which the goodwill relates becomes impaired.

The effects of the above changes are summarised in note 2 below. In accordance with the transitional provisions of HKFRS 3, comparative amounts have not been restated.

(e) HKAS 17 — Leases

Upon the adoption of HKAS 17, the Group's leasehold interest in the recreational club located in Hong Kong is separated into its leasehold land and buildings. The leasehold land is classified as an operating lease since the ownership title to the land interest is not expected to pass to the Group by the end of the lease term, and is reclassified from property, plant and equipment to prepaid land premiums, while the buildings continue to be included within the "resort and recreational club properties" category of property, plant and equipment and is stated at valuation, as determined using depreciated replacement costs basis, less depreciation and any impairment losses. Prepaid land premiums for land lease payments under operating leases are initially stated at cost and subsequently amortised on the straight-line basis over the lease term. In respect of the lease payments for interests in leasehold land and buildings which cannot be allocated reliably between the land and building elements at inception, the entire lease payments are included as finance leases and have continued to be stated at valuation less accumulated depreciation and any impairment losses.

The effects of the above changes are summarised in note 2 below. In accordance with HKAS 17, comparative amounts have been restated.

(f) HKAS 1 — Presentation of Financial Statements

HKAS 1 has affected the presentation of minority interests on the face of the consolidated balance sheet, consolidated income statement, consolidated statement of changes in equity and other disclosures.

(g) HKAS 24 — Related Party Disclosures

HKAS 24 has expanded the definition of related parties and affected the Group's related party disclosures.

2. Summary of impact of changes in accounting policies

(a) *Effect on the consolidated balance sheet*

(Increase/(decrease))	HKAS 40 and HK-Int 2- Reclassification of resort and recreational club properties $'000 *(note 1(b))*	HKAS 17- Separation of the land and buildings components of owner-occupied properties $'000 *(note 1(e))*	HKFRS 3- Discontinuation of amortisation of goodwill $'000 *(note 1(d))*	Total $'000
At 1 January 2005				
Property, plant and equipment	(92,000)	(54,000)	—	(146,000)
Investment properties	92,000	—	—	92,000
Goodwill	—	—	—	—
Prepaid land premiums	—	3,294	—	3,294
Accumulated losses	—	50,706	—	50,706
At 31 December 2005				
Property, plant and equipment	(105,000)	(56,800)	—	(161,800)
Investment properties	105,000	—	—	105,000
Goodwill	—	—	352	352
Prepaid land premiums	—	3,217	—	3,217
Accumulated losses	—	53,583	—	53,583

(b) *Effect on the opening balances of accumulated losses*

	Note	Increase in accumulated losses $'000
At 1 January 2004		
HKAS 17 - Separation of the land and buildings components of owner-occupied properties	1(e)	44,129
At 1 January 2005		
HKAS 17 - Separation of the land and buildings components of owner-occupied properties	1(e)	50,706

(c) *Effect on the consolidated income statement*

Increase/(decrease) in profit	HKAS 40 and HK-Int 2 Increase in depreciation of resort and recreational club properties $'000 *(note 1(b))*	HKAS 40 and HK-Int 2- Decrease in write-back of deficits on revaluation of properties $'000 *(note 1(b))*	HKFRS 3- Discontinuation of amortisation of goodwill $'000 *(note 1(d))*	HKAS 17- Increase in depreciation of owner-occupied properties $'000 *(note 1(e))*	HKAS 17- Decrease in write-back of deficits on revaluation of properties $'000 *(note 1(e))*	HKAS 17- Amortisation of prepaid land premiums for land lease payments $'000 *(note 1(e))*	Total $'000
Year ended 31 December 2005							
Other operating income/(expenses), net	5,111	—	352	1,271	—	(77)	6,657
Write-back of deficits on revaluation of properties	—	(5,111)	—	—	(4,071)	—	(9,182)
Net decrease in profit							(2,525)
Decrease in basic earnings per share							(0.15) cents
Decrease in diluted earnings per share							N/A
Year ended 31 December 2004							
Other operating income/(expenses), net	2,631	—	—	1,038	—	(77)	3,592
Write-back of deficits on revaluation of properties	—	(2,631)	—	—	(7,538)	—	(10,169)
Net decrease in profit							(6,577)
Decrease in basic earnings per share							(0.40) cents
Decrease in diluted earnings per share							N/A

3 Revenue and segmental information

An analysis of the Group's revenue and results by the Group's business segments and an analysis of the Group's revenue by the Group's geographical segments are as follows:

(a) *Business segments*

	Group revenue		Contribution to profit/(loss) before tax	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000 (Restated)
Wholesale and retail of fashion wear and accessories	195,467	164,250	10,442	13,544
Telecommunications services*	4,634	24,104	5,364	3,820
Resort and recreational club operations	19,127	19,528	(113)	(1,023)
Investments and treasury	23,312	13,391	(996)	(22,146)
	242,536	221,273	15,003	(5,805)
Unallocated expenses			(2,598)	(2,160)
Write-back of deficit on revaluation of:				
Investment properties			3,765	21,789
Leasehold land and buildings			2,613	3,822
Finance costs			(969)	(377)
Share of profits and losses of associates			(2,883)	(5,112)
Profit before tax			14,950	12,157
Tax			43	159
Profit for the year			14,993	12,316

(b) *Geographical segments*

	Group revenue	
	2005 $'000	2004 $'000
Hong Kong	237,809	195,642
Mainland China	3,675	3,214
North America	—	11,102
European Union	54	6,138
Japan	366	2,573
Other Asia Pacific regions	629	2,378
Others	3	6
	242,536	221,273

* Turnover from the provision of telecommunications services for the year ended 31 December 2004 included a sum of $10,224,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

4 Other income and gains

An analysis of other income and gains is as follows:

	2005 $'000	2004 $'000 (Restated)
Sub-leasing rental income	529	5,839
Management fees	3,463	1,599
Consultancy service fees	—	257
Gain on disposal of a franchise business	—	4,519
Commission income	—	1,131
Others	1,867	2,064
	5,859	17,409

5 Finance costs

	2005 $'000	2004 $'000
Interest on bank loans and overdrafts wholly repayable within five years	597	377
Interest on a finance lease	10	—
Accretion of interest on debentures	362	—
	969	377

6 Profit before tax

The Group's profit before tax is arrived at after charging/(crediting):

	2005 $'000	2004 $'000 (Restated)
Cost of inventories sold	108,109	84,017
Goodwill arising from acquisition of subsidiaries:		
Amortisation for the year	—	422
Impairment arising during the year	—	1,435
Amortisation of deferred revenue	(400)	—
Recognition of prepaid land premiums	77	77
Depreciation	7,795	5,548
Dividend income from listed investments	(4,183)	(5,624)
Interest income	(19,330)	(7,767)
Exchange gains, net	(8,637)	(3,303)
Gain on disposal of items of property, plant and equipment	(29)	(333)
Net realised and unrealised gains on short term investments	—	(14,170)
Impairment of long term investments	—	22,988
Fair value losses, net:		
Available-for-sale investments (transfer from equity)	783	—
Equity investments at fair value through profit or loss	4,169	—
Impairment of items of property, plant and equipment	242	—

7 Tax

No provision for Hong Kong profits tax and overseas income tax has been made for the year ended 31 December 2005 (2004: Nil) as the Company and its subsidiaries either did not generate any assessable profits for the year or have available tax losses brought forward from prior years to offset against any assessable profit generated during the year. Taxes on profits assessable elsewhere have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	2005 $'000	2004 $'000
Current — Hong Kong		
Underprovision in prior years	7	—
Current — Overseas		
Overprovision in prior years	(50)	(42)
Deferred tax	—	(117)
Total tax credit for the year	(43)	(159)

8 Earnings per share attributable to ordinary equity holders of the Company

The calculation of basic earnings per share amounts is based on the net profit for the year attributable to ordinary equity holders of the Company for the year of $10,923,000 (2004: $7,039,000 (as restated)), and the weighted average number of ordinary shares in issue during the year of 1,650,658,676 (2004: 1,650,658,676).

Diluted earnings per share amounts for the years ended 31 December 2005 and 2004 have not been disclosed as no diluting events existed during these years.

9 Trade Receivables

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to business activities. The financial strengths of and the length of business relationship with the customers, on an individual basis, are considered in arriving at the respective credit terms. Overdue balances are reviewed regularly by management.

An aged analysis of the trade receivables as at the balance sheet date, based on the invoice date and net of provisions, is as follows:

	Group	
	2005 $'000	2004 $'000
Within 1 month	4,347	7,305
2 to 3 months	232	993
Over 3 months	2,526	3,412
	7,105	11,710

10 Trades and other payables

All trade and other payables of the Group are repayable within one month or on demand.

DIVIDENDS

The directors do not recommend the payment of any dividend for the year ended 31 December 2005 (2004: HK$Nil).

CHIEF EXECUTIVE'S STATEMENT

FINANCIAL REVIEW

The Group reported a turnover of HK$242,536,000 (2004: HK$221,273,000) and consolidated profit attributable to equity holders of the Company amounting to HK$10,923,000 (2004: HK$7,039,000 (as restated)) for the year ended 31 December 2005. Earnings per share was HK$0.66 cents (2004: HK$0.43 cents (as restated)).

LIQUIDITY AND FINANCIAL POSITION

On 31 December 2005, the Group was in a solid financial position with a cash and deposit holdings of HK$544,625,000 (2004: HK$581,007,000). On 31 December 2005, total borrowings stood at HK$17,862,000 (2004: HK$21,308,000) with HK$10,892,000 (2004: HK$12,758,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with equity attributable to equity holders of the Company) was 2% at the year end date (2004: 2.4%). The current ratio on 31 December 2005 was 10.8 times (2004: 8.1 times).

On 31 December 2005, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars, United States dollars and Euros. Exchange differences were reflected in the audited financial statements. All borrowings of the Group are either on a floating rate basis or interest free.

The Group's imported purchases are mainly denominated in Euros and United States dollars. The Group will from time to time review its foreign exchange position and market conditions to determine if any hedging is required.

BUSINESS REVIEW

Performance of the Group continues to improve during the year, benefiting from the overall economic environment. Rising interest rates and the upbeat market sentiment contributed to the substantial improvement in our investments and treasury activities.

The performance of the Group's lines of business continues to improve. The recreational club, VivaSha, the biggest of its kind in Shanghai, has completed its expansion and renovation, just in time for Shanghai's increase in commercial activities. Hilltop in Hong Kong continues to maintain its turnover but the premises require capital expenditure to cater to the changes of economic environment in Tsuen Wan. Telecommunications and technologies sector is improving, noticeably Smartdot and SENMTT. Swank continues to upgrade and expand its shops, but the operating margin is affected by rising rentals. In Bio-medical sector, Genovate's profit continues to improve for the 2nd year but Cardima has to overcome key challenges.

RESORT AND RECREATIONAL CLUB OPERATIONS

VivaSha

VivaSha, comprised of a 4-star Hotel Building with 320 rooms, a Clubhouse Building and an International Convention Centre, had its soft opening at the end of March 2006. The Clubhouse Building is equipped with indoor/outdoor swimming pools, spa and various sports facilities such as a gymnasium, a 200 meters golf driving range, tennis courts, a multi-function sport centre with badminton courts, table-tennis room, chess room, activity centre, etc. The International Convention Centre has seven multi-purpose conference halls/rooms and can serve more than 600 guests at one time.

Based on the high occupancy rate in hotels in Shanghai last year, Management believes this trend will continue for the next few years and benefit our new hotel. In addition, Management believes that the current strong demand of quality residential properties in Shanghai is a solid indication that Shanghai residents are more concerned about living quality than ever, which is a positive factor to our resort hotel business.

Hong Kong Hilltop Country Club ("Hilltop")

Turnover for 2005 remains steady. Accommodation facility, Chinese Restaurant and Banquet performed according to expectation. European Restaurant and Banquet registered a slight increase in revenue as a result of promotion programmes on meetings and training activities. More and more big corporations choose Hilltop as their meeting and training venues.

The gradual transformation of Tsuen Wan District benefits Hilltop in the long run with the opening of more tourist attractions. However, competition is expected to be keen as new hotels, conference and recreational facilities are completed. Maintenance and repair were implemented to make Hilltop more competitive.

TELECOMMUNICATIONS & TECHNOLOGIES

SinoPay.com Holdings Limited ("SinoPay")

SinoPay's main business is providing B2C electronic payment and Intra-bank fund transfer solution services in PRC through its Joint Venture, China e-Payment Service Ltd ("the JV") in Shanghai, with China UnionPay. In January 2005, both SinoPay and the JV completed a capital increase exercise. The Group's interest in SinoPay was increased from 7% to 9.2% and the Group's indirect interest in the JV was increased from 2.8% to 3.6% accordingly.

The proposed merger between China e-Payment Service Ltd and Easylink, a counterpart of the JV in Guangdong controlled by China UnionPay at present for higher operating efficiency and market share, is under processing. Management believes that the merger between the two companies is highly synergistic and should result in significant improvement in the performance of the JV. The proposed merger is targeted to be completed in 2006.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot is engaged in the development of software and solution projects in China. Its core businesses are e-government projects and office automation. In 2005, Smartdot became a distributor for WBCR, an IBM software product for business flow and control management. Together with its in-house developed software product "iOA (Integration Oriented Office Automation)", Smartdot has successfully introduced itself into the private sector market with its office automation product and services. In addition to the government, major customers include energy enterprises and financial institutions. Turnover has increased by 31% to RMB77.2 million. Profit after tax amounts to RMB6 million, a two-fold increase from last year. Smartdot aims to be a leading software and services provider for office automation services in China.

Wireless Network Card Business

Shanghai ENM Telecom & Technology Limited ("SENMTT")'s major business is providing wireless-enabled, turnkey solutions for corporate and individual customers who desire Internet access in China or other countries. SENMTT collaborates with China Mobile Shanghai and China Unicom Shanghai to distribute GPRS and CDMA1X network cards in the Shanghai district. Management believes that the launch of 3G service in China in 2006 will provide business opportunities to SENMTT in Shanghai and nearby regions.

RETAIL FASHION

The Swank Shop Limited ("Swank")

Swank has registered a sales growth of 20% as compared to the previous year, despite a subdued consumer climate over the period caused by warmer weather, rising interest rates and higher fuel prices. Gross profit rose by 9% year-on-year resulting in a positive bottom line. A total of four points-of-sale were opened in prime locations while an equal number of poor performing outlets were closed after lease expiry.

Swank will continue to drive sales upward and improve margins in 2006. It will increase its focus on in-trend luxury products, and improve merchandise display and customer service. Three additional shops will be opened, two of which are relocations. New shop design will provide customers with a better shopping environment.

BIO-MEDICAL

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability, clinical trials for local and international pharmaceutical companies, drug manufacturing, drug marketing and distribution in Taiwan.

In 2005, Genovate launched a range of new drug products in the Taiwan market. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer. Its market share in Taiwan has increased favourably due to good efficacy and better safety profile, as compared to Taxol. Two newly marketed drugs, Urotrol and Glusafe, have received positive market acceptance in Taiwan. More and more doctors are prescribing Urotol, due to less incidence of the dry mouth side effect. On the other hand, sales for Glusafe are maturing due to intense market competition. In early 2005, for the first time Taiwan granted approval for two "once a day" new drugs, Loxol SR and Diabetrol SR. As several medical centres have started to prescribe Loxol SR, sales are expected to grow significantly in 2006. Diabetrol SR was launched for market in March 2006.

With regard to new drug discovery, Genovate has initiated two programs in collaboration with the government research institute ITRI. One is antigout NCE and the other is an antivomiting patch. Genovate's product pipeline will be further strengthened after these two products reach clinical development.

Cardima, Inc. ("Cardima")

Cardima, based in the USA, is engaged in the development of medical devices for minimally invasive treatment of atrial fibrillation by utilising its Surgical Ablation System ("SAS") during heart surgery. The SAS, a combination of devices including the Revelation Tx microcatheter system, has already received marketing clearance through CE Mark approval in Europe. As for the U.S. market, Cardima has not been successful in securing Pre-Market Approval from the U.S. Food and Drug Administration according to plan. In 2005, the trading of Cardima shares was moved to the OTB Bulletin Board primarily due to non-compliance with the minimum trading price requirement of the Nasdaq Market.

PURCHASE, REDEMPTION OR SALE OF LISTED SECURITIES OF THE COMPANY

Neither the Company, nor any of its subsidiaries purchased, redeemed or sold any of the Company's listed securities during the year.

CODE ON CORPORATE GOVERNANCE PRACTICES

In the opinion of the Directors, the Company has complied with the Code Provisions of the Code on Corporate Governance Practices (the "CG Code") as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, except for Code Provision C.2 of the CG Code on internal controls, which are to be implemented for the accounting periods commencing on or after 1 July 2005 and the deviations in respect of the service term and the rotation of Directors under Code Provisions A.4.1 and A.4.2 of the CG Code.

Under Code Provision A.4.1 of the CG Code, Non-executive Directors should be appointed for a specific term and subject to re-election. Under Code Provision A.4.2 of the CG Code, all Directors appointed to fill casual vacancy should be subject to election by shareholders at the first general meeting after their appointment, and every Director, including those appointed for a specific term, should be subject to retirement by rotation at least once every three years.

None of the existing Non-executive and Independent Non-executive Directors of the Company is appointed for a specific term. However, all of the Non-executive and Independent Non-executive Directors are subject to retirement by rotation in accordance with the Company's Articles of Association.

According to the Articles of Association of the Company, any Director appointed to fill a casual vacancy or as an addition to the Board shall hold office only until the next following annual general meeting of the Company and shall then be eligible for re-election. At each annual general meeting, one-third of the Directors for the time being, or, if their number is not three or a multiple of three, then the number nearest one-third, shall retire from office. The Directors to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot. The retiring Directors shall be eligible for re-election. As there are eight Directors and one-third of them shall retire subject to rotation, each Director is effectively appointed under a term of more than 3 years. To align the Articles of Association of the Company with the CG Code, the Company will propose to amend its Articles of Association in the forthcoming annual general meeting.

REVIEW BY AUDIT COMMITTEE

The Company's consolidated results for the year ended 31 December 2005 have been reviewed by the Audit Committee of the Company. The Audit Committee comprises one Non-Executive Director, Mr. Raymond Wai Pun LAU and three Independent Non-executive Directors, namely Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

BOARD OF DIRECTORS

As at the date of this announcement, the Executive Directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG; the Non-executive Director of the Company is Mr. Raymond Wai Pun LAU; and the Independent Non-executive Directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

By order of the Board
James C. Ng
Chief Executive

Hong Kong, 7 April 2006



ENM Holdings Limited
安寧控股有限公司

(於香港註冊成立之有限公司)
(股份代號：128)

截至二零零五年十二月三十一日止年度業績公佈

安寧控股有限公司(「本公司」)董事會(「董事會」)宣佈本公司及其附屬公司(統稱「本集團」)截至二零零五年十二月三十一日止年度之經審核綜合業績。

綜合收益表
截至二零零五年十二月三十一日止年度
(以港元呈列)

	附註	二零零五年 千元	二零零四年 千元 (重列)
收入	3	242,536	221,273
銷售成本		(110,221)	(93,510)
毛利		132,315	127,763
其他收入及收益	4	5,859	17,409
銷售及分銷成本		(68,359)	(55,808)
行政費用		(74,041)	(80,548)
其他經營收入／(開支)淨額		16,631	(16,781)
投資物業重估盈餘		6,397	25,611
融資成本	5	(969)	(377)
應佔聯營公司溢利及虧損		(2,883)	(5,112)
除稅前溢利	6	14,950	12,157
稅項	7	43	159
年內溢利		14,993	12,316
可分配予：			
本公司權益持有人		10,923	7,039
少數股東權益		4,070	5,277
		14,993	12,316
股息		無	無
本公司普通股權益持有人應佔之每股盈利	8		
－基本		0.66仙	0.43仙
－攤薄		不適用	不適用

綜合資產負債表
於二零零五年十二月三十一日
(以港元呈列)

	附註	二零零五年 千元	二零零四年 千元 (重列)
非流動資產			
物業、機器及設備		80,326	74,198
投資物業		109,700	96,200
預付土地租賃款項		3,140	3,217
商譽		6,610	6,610
於共同控制公司之權益		–	–
於聯營公司之權益		17,348	9,633
可供出售之股本投資／長期投資		35,503	35,489
非流動資產總值		252,627	225,347
流動資產			
存貨		34,920	33,910
應收賬款	9	7,105	11,710
預付款項、按金及其他應收款項		37,407	28,651
預付土地租賃款項		77	77
按公允值計入損益中之股本投資／短期投資		148,736	149,296
應收一間聯營公司款項		–	641
已抵押存款		342	342
定期存款		515,379	531,741
現金及銀行結餘		29,246	49,266
流動資產總值		773,212	805,634
流動負債			
應付賬款及其他應付款項	10	55,270	81,819
附息銀行及其他借款		3,978	6,597
債券之即期部份		1,684	954
其他貸款		5,230	5,207

(f) 香港會計準則第1號－財務報表之呈列

香港會計準則第1號影響少數股東權益於綜合資產負債表、綜合收益表、綜合權益變動表及其他披露之呈列。

(g) 香港會計準則第24號－關連人士披露

香港會計準則第24號已擴大關連人士之定義並影響到本集團關連人士之披露。

2 會計政策變動之影響概覽

(a) *對綜合資產負債表之影響*

(增加／(減少))	香港會計準則第40號及香港會計準則－詮釋第2號 渡假中心及俱樂部物業之重估金額 千元 (附註1(b))	香港會計準則第17號 區分業主自用物業之土地與樓宇部份 千元 (附註1(c))	香港財務報告準則第3號－終止攤銷商譽 千元 (附註1(d))	合計 千元
於二零零五年一月一日				
物業、機器及設備	(92,000)	(54,000)	–	(146,000)
投資物業	92,000	–	–	92,000
商譽	–	–	–	–
預付土地租賃款項	–	3,294	–	3,294
累計虧損	–	50,706	–	50,706
於二零零五年十二月三十一日				
物業、機器及設備	(105,000)	(56,800)	–	(161,800)
投資物業	105,000	–	–	105,000
商譽	–	–	352	352
預付土地租賃款項	–	3,217	–	3,217
累計虧損	–	53,583	–	53,583

(b) *對累計虧損期初結餘之影響*

	附註	累計虧損增加 千元
於二零零四年一月一日 香港會計準則第17號－區分業主自用物業之土地與樓宇部份	1(e)	44,129
於二零零五年一月一日 香港會計準則第17號－區分業主自用物業之土地與樓宇部份	1(e)	50,706

(c) *對綜合收益表之影響*

增加／(減少)	[illegible] 千元	[illegible] 千元	[illegible] 千元	[illegible] 千元	[illegible] 千元	[illegible] 千元	合計 千元
截至二零零五年十二月三十一日止年度							
[illegible]	5,111	–	[illegible]	1,[illegible]	–	(77)	6,[illegible]
[illegible]	–	(5,111)	–	–	(4,[illegible])	–	(9,[illegible])
[illegible]							(2,[illegible])
[illegible]							[illegible]
[illegible]							[illegible]
截至二零零四年十二月三十一日止年度							
[illegible]	2,[illegible]	–	–	1,[illegible]	–	(77)	3,[illegible]
[illegible]	–	(2,[illegible])	–	–	(1,[illegible])	–	([illegible])
[illegible]							(4,[illegible])
[illegible]							[illegible]
[illegible]							[illegible]

3 收入及分類資料

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) *業務分類*

	集團收入 二零零五年 千元	集團收入 二零零四年 千元	除稅前溢利／(虧損)之貢獻 二零零五年 千元	除稅前溢利／(虧損)之貢獻 二零零四年 千元 (重列)

8 本公司普通股權益持有人應佔之每股盈利

每股基本盈利金額乃根據年內本公司普通股權益持有人應佔溢利10,923,000元(二零零四年：7,039,000元(已重列))及年內已發行普通股加權平均數1,650,658,676股(二零零四年：1,650,658,676股)計算。

由於兩個年度並不存在具攤薄效應之事項，故並無披露截至二零零五年及二零零四年十二月三十一日止年度之每股攤薄盈利金額。

9 應收賬款

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在釐定各信貸期時，會按個別基準考慮客戶之財務能力及與其之經商年期。管理層會定期評估逾期賬款。

於結算日之應收賬款(按發票日期計算，並已扣除撥備)之賬齡分析如下：

	本集團 二零零五年 千元	本集團 二零零四年 千元
1個月內	4,347	7,305
2－3個月	232	993
3個月以上	2,526	3,412
	7,105	11,710

10 應付賬款及其他應付款項

本集團所有應付賬款及其他應付款項須於一個月內或於按要求知時償還。

股息

董事並不建議就截至二零零五年十二月三十一日止年度派發任何股息(二零零四年：零港元)。

行政總裁報告書

財務回顧

截至二零零五年十二月三十一日止年度，本集團錄得營業額242,536,000港元(二零零四年：221,273,000港元)及本公司權益持有人應佔綜合溢利10,923,000港元(二零零四年：7,039,000港元(已重列))。每股盈利為0.66港仙(二零零四年：0.43港仙(已重列))。

流動資金及財務狀況

於二零零五年十二月三十一日，本集團之財務狀況穩健，持有現金及存款544,625,000港元(二零零四年：581,007,000港元)。於二零零五年十二月三十一日，借貸總額為17,862,000港元(二零零四年：21,308,000港元)，其中10,892,000港元(二零零四年：12,758,000港元)須於一年內到期償還。於年度結算日，本集團之資本負債比率(即借貸總額與本公司權益持有人應佔權益之比率)為2%(二零零四年：2.4%)。於二零零五年十二月三十一日之流動比率為10.8倍(二零零四年：8.1倍)。

於二零零五年十二月三十一日，本集團之借貸及銀行結餘主要以港元、美元及歐元為單位，而匯兌差額已於經審核財務報表內反映。本集團之所有借貸均為免息或以浮息計算。

本集團之進口採購主要以歐元及美元結算。本集團會不時審閱其外匯狀況及市場情況，以決定是否需要進行任何對沖。

業務回顧

受惠於整體經濟環境向好，年內本集團表現持續好轉。利息上升及市場氣氛令本集團之投資及財資業務得以大幅改善。

[illegible]

渡假中心及俱樂部業務

上海萬國城市渡假中心

上海萬國城市渡假中心(由一幢設有320個房間之四星級酒店大樓、一幢俱樂部大樓及一座國際會議中心組成)，已於二零零六年三月底試業。俱樂部大樓設有室內／室外游泳池、水療浴池及各項運動設施，如健身室、200米高爾夫球練習場、網球場、及附設羽毛球場、乒乓球室、棋藝室及活動中心等設施之多功能體育中心。國際會議中心則設有7間多功能會議廳／室，可同時容納超過600名客人。

根據去年上海酒店之高入住率記錄，管理層預期未來數年此一趨勢將會延續，並對本集團之新酒店有利。此外，管理層相信，現時上海優質住宅物業需求強大，反映上海市民對生活質素之要求日漸提高，此乃本集團渡假酒店業務一項利好因素。

[illegible]

[illegible]

[illegible]

電訊及科技

SinoPay.com Holdings Limited(「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司China e-Payment Service Ltd(「合營公司」)，在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。於二零零五年一月，

	附註	二零零五年	二零零四年
[illegible]		773,[illegible]	805,03[illegible]
流動負債			
應付賬款及其他應付款項	10	55,270	81,819
附息銀行及其他借款		3,978	6,597
債券之即期部份		1,684	954
其他貸款		5,230	5,207
應付稅項		5,497	5,436
流動負債總額		71,659	100,013
流動資產淨值		701,553	705,621
總資產減流動負債		954,100	930,968
非流動負債			
債券		6,673	8,550
附息銀行及其他借款		297	–
遞延收入		27,868	20,870
非流動負債總額		34,838	29,420
資產淨值		919,342	901,548
權益			
本公司權益持有人應佔權益			
股本		16,507	16,507
儲備		871,428	858,859
		887,935	875,366
少數股東權益		31,407	26,182
權益總額		919,342	901,548

附註：

1. **編製基準及主要會計政策**

   載於本業績公佈之財務資料，並不構成本集團截至二零零五年十二月三十一日止年度之法定財務報表之一部分，惟乃摘自該等財務報表。

   該財務報表乃按照香港會計師公會頒佈之《香港財務報告準則》(「香港財務報告準則」)(包括《香港會計準則》(「香港會計準則」)及《詮釋》(「香港會計準則－詮釋」))、香港公認之會計原則及《香港公司條例》之規定而編製。除按公允值反映之投資物業、若干租賃樓宇及股本投資外，財務報表乃按原值成本法編製。

   編製本年度財務報表時所採納之會計政策及編製基準與於截至二零零四年十二月三十一日止年度之財務報表內所採用者相同，惟於採納若干影響本集團之新增及經修訂香港財務報告準則(當中包括香港會計準則及香港會計準則－詮釋)後而改變之會計政策及於本年度首次採納之會計政策除外：

   (a) **香港會計準則第32號及香港會計準則第39號－金融工具**

[illegible]

   此會計政策之變動使本集團於過往列作長期投資或短期投資之股本證券投資被分別重新分類為可供出售股本投資及按公允值計入損益中之股本投資。採納香港會計準則第39號並無對本集團股本證券投資之計算造成任何變動。

[illegible]

   有關投資物業之會計政策變動呈列如下：

   (i) *投資物業公允值之改變*

   於採納香港會計準則第40號後，由投資物業公允值之改變而產生之收益或虧損會計入其產生年度之收益表內。

   由於本集團於過往年度錄得重估虧損淨額，且於二零零五年及二零零四年一月一日並無任何投資重估儲備，故採納香港會計準則第40號並未對本集團之綜合收益表及期初累計虧損造成任何影響。

   (ii) *商場中心及俱樂部物業之重新分類*

   於採納香港會計準則第40號及香港會計準則－詮釋第21號後，只有業主自行管理之物業才會被視為業主自用物業，該等物業須按估值減累計折舊及任何減值虧損列賬。另一方面，倘物業業主之實際身份為被動投資者，且並無重大涉及物業之現金流量，則該物業與業主自用物業有別，並分類為投資物業。

   採納香港會計準則第40號及香港會計準則－詮釋第21號使本集團位於中國上海之商場中心及俱樂部物業被重新分類為投資物業。是項會計政策變動之影響已於下文附註2概述。根據香港會計準則第40號及香港會計準則－詮釋第21號，比較數字已重列。

   (c) **香港財務報告準則第2號－以股份支付**

   於採納香港財務報告準則第2號後，當僱員(包括董事)提供服務之代價為權益工具(「權益結算交易」)，與僱員進行之權益結算交易之成本會參考工具於授出日期之公允值計算。

   本集團已採納香港財務報告準則第2號之過渡性條文，據此，新政策之確認及計算並未應用於二零零二年十一月七日或之前授予僱員之購股權。由於本集團所有未被行使之購股權乃於二零零二年十一月七日前授予僱員，故採納香港財務報告準則第2號並未對本集團之綜合收益表及累計虧損造成影響。

   (d) **香港財務報告準則第3號－業務合併及香港會計準則第36號－資產減值**

   於採納香港財務報告準則第3號及香港會計準則第36號後，收購產生之商譽不再予以攤銷，但會每年對現金產生單元作減值審查(或倘於事件或情況之變動顯示賬面值可能出現減值時，則審查次數可能更頻密)。任何已確認之商譽減值虧損並不會在往後期間撥回。

   根據香港財務報告準則第3號之過渡性條文，本集團於二零零五年一月一日撇銷累計攤銷之賬面值，並作出相應調整以減低商譽成本。過往於綜合資本儲備內撇銷之商譽會繼續於綜合資本儲備內撇銷，並且不會當出售與商譽有關之全部或部份業務，或當與商譽有關之現金產生單元出現減值時，於損益表內確認。

   上述變動之影響已於下文附註2概述。根據香港財務報告準則第3號之過渡性條文，比較數字並未重列。

   (e) **香港會計準則第17號－租賃**

   經採納香港會計準則第17號後，本集團位於香港之俱樂部之租賃權益被分為租賃土地及樓宇部份。由於預期土地租賃權益之業權於租期完結時不會轉歸予本集團，故租賃土地列為經營租賃，並由物業、機器及設備重新分類為預付土地租賃款項，而樓宇則繼續包括於物業、機器及設備類別之「俱樂部中心及俱樂部」，並按估值(採用折舊重置成本基準釐定)減折舊及任何減值虧損列賬。根據經營租賃預付之土地租賃款項先按成本列賬，其後在租賃期內按直線基準攤銷。倘未能可靠地將租賃土地及樓字部份所支付之租賃款項最初撥歸在土地與樓宇成分之間可靠地分配，整筆租賃款項則列作融資租賃，並繼續按估值減累計折舊及任何減值虧損列賬。

   上述變動之影響已於下文附註2概述。根據香港會計準則第17號，比較數字已重列。

3 **收入及分類資料**

本集團按業務分類之收入及業績分析，以及本集團按地區分類之收入分析如下：

(a) *業務分類*

	集團收入 二零零五年 千元	集團收入 二零零四年 千元	除稅前溢利／(虧損)之貢獻 二零零五年 千元	除稅前溢利／(虧損)之貢獻 二零零四年 千元 (重列)
批發及零售時裝及飾物	195,467	164,250	10,662	13,546
電訊服務*	4,638	24,104	5,360	3,820
經營商場中心及俱樂部	19,117	19,528	(113)	(1,025)
投資及財務管理	23,312	13,391	(906)	(22,146)
	242,534	221,273	15,003	(5,805)
未分配開支			(2,598)	(2,160)
重新重估盈餘：				
投資物業			3,785	21,789
租賃土地及樓宇			2,612	3,822
融資成本			(969)	(377)
應佔聯營公司溢利及虧損			(2,883)	(5,112)
除稅前溢利			14,950	12,157
稅項			43	159
年內溢利			14,993	12,316

(b) *地區分類*

	集團收入 二零零五年 千元	集團收入 二零零四年 千元
香港	237,809	195,662
中國大陸	3,675	3,214
北美洲	–	11,102
歐盟	54	6,138
日本	366	2,573
其他亞太地區	629	2,578
其他	3	6
	242,536	221,273

* 於截至二零零四年十二月三十一日止年度之電訊服務收入當中，包括一筆從一間持牌電訊公司收回之款項10,224,000元，用於過往年度所錄取之傳送量收益。由於未知能否收取該款項，因此並未於過往期間確認為收益。

4 **其他收入及收益**

其他收入及收益之分析如下：

	二零零五年 千元	二零零四年 千元 (重列)
分租租金收入	529	3,839
管理費	3,463	3,599
顧問服務費用	–	257
[illegible]	[illegible]	[illegible]
佣金收入	–	2,131
其他	1,867	2,064
	5,859	17,409

5 **融資成本**

	二零零五年 千元	二零零四年 千元
須於五年內全數償還之銀行貸款及透支之利息	597	377
融資租賃之利息	10	–
債券之累增利息	362	–
	969	377

6 **除稅前溢利**

本集團之除稅前溢利於扣除／(計入)下列各項後釐定：

	二零零五年 千元	二零零四年 千元 (重列)
銷售存貨成本	188,109	84,017
收購附屬公司產生之商譽：		
年內攤銷	–	622
年內產生之減值	–	1,435
遞延收入攤銷	(400)	–
預付土地租賃款項之確認	77	77
折舊	7,795	5,548
上市投資之股息收入	(4,182)	(5,624)
利息收入	(19,130)	(7,767)
匯兌收益淨額	(8,637)	(3,503)
出售物業、機器及設備項目之收益	(29)	(333)
短期投資之已變現及未變現收益淨額	–	(14,170)
長期投資之減值	–	22,988
公允值虧損，淨額：		
可出售投資(自權益轉入)	783	–
按公允值計入損益中之股本投資	4,169	–
物業、機器及設備項目之減值虧損	242	–

7 **稅項**

由於本公司及其附屬公司於本年度並無產生任何應課稅溢利，或承前之過往年度稅務虧損足以抵銷本年度產生之應課稅溢利，故於截至二零零五年十二月三十一日止年度無須作出香港利得稅及海外所得稅撥備(二零零四年：無)。其他地區之稅項則根據本集團經營業務所在國家之現有法律、詮釋及慣例，按其現行稅率計算。

	二零零五年 千元	二零零四年 千元
本期－香港以往年度撥備不足	7	–
本期－海外地區以往年度超額撥備	(50)	(42)
遞延稅項	–	(117)
年內稅項收入總額	(43)	(159)

力。

通訊及科技

SinoPay.com Holdings Limited (「SinoPay」)

SinoPay之主要業務是透過與中國銀聯在上海成立之合營公司China e-Payment Service Ltd(「合營公司」)，在中國提供商業對客戶電子支付及銀行間跨行轉賬解決方案服務。於二零零五年一月，SinoPay與合營公司完成一項增資活動，本集團於SinoPay之權益由7%增至9.2%，而本集團於合營公司之間接權益亦相應由2.8%增至3.6%。

China e-Payment Service Ltd與廣州好易聯支付網絡公司(目前由中國銀聯控制，與合營公司屬同集之廣東公司)之合併計劃仍在進行中，以提高營運效率及市場佔有率。管理層預期，兩家公司進行合併可帶來重大協同效益，合併公司之業績表現應可獲得大幅改善。該項合併計劃擬於二零零六年內完成。

北京慧點科技開發有限公司(「慧點」)

慧點於中國從事軟件開發及解決方案項目，其核心業務為政府電子化項目及辦公室自動化系統。於二零零五年，慧點成為萬國商業機器(IBM)軟件產品WBCR之分銷商，該軟件用於商業流程及監控管理用途。憑藉其自行開發之軟件產品「iOA」(以辦公室自動化為主之綜合系統)，慧點成功將其辦公室自動化系統產品及服務打進私人企業市場。除政府機構客源外，慧點之主要客戶亦包括國有企業及金融機構。營業額增長31%至人民幣77.2百萬元，除稅後溢利達人民幣6百萬元，較上年增長兩倍。慧點業成為中國辦公室自動化設備軟件及服務主要供應商。

無線上網卡業務

上海安電通信科技發展有限公司(「上海安電」)之主要業務，為向有意在中國或其他國家使用互聯網服務之企業及個人客戶提供無線上網及承包解決方案。上海安電與上海移動通信及上海中國聯通合作，在上海分銷GPRS及CDMA1X上網卡。管理層相信中國在二零零六年推出3G服務將為上海安電在上海及鄰近地區帶來商機。

時裝零售

時韻有限公司(「時韻」)

儘管期內天氣較為和暖、利率上升及燃油價格向上，令消費氣氛呆滯，但時韻之銷售額仍較上年呈20%之增長。盈利表現理想帶動毛利按年上升9%。年內在黃金地段合共設立四個銷售點，同時亦有四家店舖因表現不理想於租約期滿後結束營業。

時韻於二零零六年會繼續推動銷售增長及改善毛利，進一步專注於進行高級消費品業務，改善貨品陳列及服務質素。時韻將會開設三間新店舖，其中兩間屬現有店舖擴展。新店舖之設計將為顧客提供更佳購物環境。

生物醫藥

健亞生物科技股份有限公司(「健亞」)

健亞(由美國Genelabs Technologies, Inc.於一九九三年在台灣創立)為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新劑型、為本地及國際藥物公司進行臨床測試、製造，以及在台灣市場進行藥物推廣及分銷。

二零零五年，健亞在台灣市場推出一系列新藥物產品。「Genetaxyl」為健亞所開發之治療乳癌藥物Paclitaxel(BMS' Taxol)之改良配方，由於該藥物功效良好且其安全性較Taxol更勝一籌，其於台灣之市場佔有率節節上升。兩款新推出藥物Urotrol及Glusafe，在台灣市場反應良好，愈來愈多醫生以Urotrol作為處方，理由是該藥物引致口乾副作用之機會較小。另一方面，受市場競爭激烈影響，Glusafe之銷售仍有待增長。於二零零五年初，台灣首次批准銷售兩種「每日一次」新藥Loxol SR(解痙藥劑)及Diabetrol SR(抗糖尿病劑)。由於多家醫療中心已同意採用Loxol SR作處方，預期二零零六年之銷售呈可觀增長。Diabetrol SR已於二零零六年三月推出市場。

開發新藥物方面，健亞已與政府研究機構ITRI合作展開兩個項目，一為抗痛風項目，另一為防嘔吐項目，待該兩種產品達到臨床實驗階段，健亞之產品陣容將更為強大。

Cardima, Inc. (「Cardima」)

Cardima為一家以美國為基地的公司，從事在心臟手術使用其Surgical Ablation System(「SAS」)進行心房纖維性顫動微創治療之醫療儀器業務。SAS(包括Revelation Tx微型導管系統之儀器組合)之市場推出已通過歐洲之CE Mark批准。Cardima未能按計劃成功向美國食品及藥物管理局取得推出市場前批准。Cardima股份交易於二零零五年被移至場外市場，主要因為未能遵守納斯達克市場之最低股份成交價格規定。

購買、贖回或出售本公司上市證券

本公司或其任何附屬公司於年內概無購買、贖回或出售本公司任何上市證券。

企業管治常規守則

董事認為，本公司於年內已遵守香港聯合交易所有限公司證券上市規則附錄十四內所載之企業管治常規守則(「企業管治守則」)，惟企業管治守則之守則條文第C.2條有關內部監控(由二零零五年七月一日或之後之會計年度開始實施)則除外，且與企業管治守則之守則條文第A.4.1及A.4.2條有關董事服務任期及輪值告退之規定有所差別。

根據企業管治守則之守則條文第A.4.1條規定，非執行董事須以特定任期委任，並須接受重選。根據企業管治守則之守則條文第A.4.2條規定，所有獲委任以填補臨時空缺之董事須在其獲委任後的首屆股東大會上由股東投選，以及每位董事(包括以特定任期委任者)須至少每三年輪值告退一次。

本公司現任非執行董事及獨立非執行董事概非以特定任期委任。然而，所有非執行董事及獨立非執行董事均須按照本公司之章程細則之規定輪值告退。

根據本公司之章程細則，任何獲委任以填補臨時空缺或新加入之董事僅可留任至本公司下一屆股東週年大會，並符合資格膺選連任。於每屆股東週年大會上，當時在任之三分一之董事(或如董事人數並非三或三之倍數時，最接近三分一之董事)須退任。每年告退之董事須為自上一次當選後任期最長之董事，但倘若多位董事乃於同一天獲委任，則以抽籤決定須告退之人選(除非該等董事另有協議者則作別論)。行將退任之董事符合資格可膺選連任。由於共有八位董事，而其中三分一董事須輪值告退，則各董事的有效任期為三年以上。為使本公司之章程細則與企業管治守則一致，本公司將於應屆股東週年大會上提呈建議修訂其章程細則。

經由審核委員會審閱

本公司截至二零零五年十二月三十一日止年度之綜合業績已經由本公司之審核委員會審閱。審核委員會由一名非執行董事(劉偉楨先生)及三名獨立非執行董事(趙世曾博士、陳正博士及Ian Grant ROBINSON先生)所組成。

董事會

於本公佈日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、陳偉才先生及楊永東先生；本公司非執行董事為劉偉楨先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant ROBINSON先生。

承董事會命
行政總裁
吳智明

香港，二零零六年四月七日

RECEIVED
2006 MAY -5 P 12:40
OFFICE OF INTERNATIONAL CORPORATE FINANCE



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Annual General Meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 2 June 2006 at 10:00 a.m. for the following purposes:-

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.
2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.
3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.
4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the exercise of options granted under any share option schemes of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

SPECIAL RESOLUTION

5. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as a Special Resolution:

"THAT the existing Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 73

By deleting the full-stop at the end of Article 73(d) and replacing therewith a semi-colon and the word "or" immediately thereafter and by inserting the following:

"(e) if required by the Listing Rules, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."

(b) Article 74

By inserting the following sentence at the end of Article 74:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the Listing Rules."

(c) Article 101

By deleting Article 101 in its entirety and substituting therefor the following:

"101. Notwithstanding any other provisions in the Articles of Association, at each annual general meeting, one-third of the Directors for the time being, or, if their number is not three (3) or a multiple of three (3), then the number nearest to but not less than one-third, shall retire from office by rotation but shall be eligible for re-election, provided that every Director shall be subject to retirement at least once every three years. The Directors (including those appointed for a special term) to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot."

By order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 28 April 2006

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon
Hong Kong

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.
2. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.
3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.
4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.
5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.



ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)

股份代號：128

股東週年大會通告

茲通告安寧控股有限公司(「本公司」)謹訂於二零零六年六月二日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普通決議案

1. 省覽及考慮截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。
2. 重選退任董事及授權董事會釐定其酬金。
3. 重新委任核數師及授權董事會釐定其酬金。
4. 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

「動議：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股(定義見下文)或(ii)根據本公司之任何購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議(惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

特別決議案

5. 作為特別事項，考慮並酌情通過(不論會否作出修訂)下列決議案為特別決議案：

「動議對本公司之現有章程細則作出如下修訂：

(a) 章程細則第73條

刪除章程細則第73(d)條末端之句號，於緊隨其後以分號及「或」字取代，並加入下文：

「(e) 倘上市規則規定，個別或共同持有代表委任表格所涉及之股份佔該大會上總表決權百分之五(5%)或以上之任何一名或多名董事。」

(b) 章程細則第74條

於章程細則第74條末端加入下文：

「倘上市規則規定須作出披露，則本公司須披露以投票方式進行表決的票數。」

(c) 章程細則第101條

刪除章程細則第101條之全文，並以下文取代：

「101. 儘管組織章程細則有任何其他條文，於每屆股東週年大會上，其時三分之一之董事(或倘其人數並非三(3)或三(3)之倍數，則為最接近但不少於三分之一之人數)須輪值退任，並將合資格膺選連任，惟每名董事須最少每三年退任一次。須退任之董事(包括按特定任期委任之董事)為自上次當選以來在位最長之董事，而就於同日成為董事之人士而言，(除非彼等另有協定)則以抽籤決定退任之人選。」 」

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零六年四月二十八日

註冊辦事處：
香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。
2. 代表委任表格連同授權簽署該表格之授權書或其他授權文件(如有)或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。
3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。
4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。
5. 於本通告日期，本公司執行董事為梁榮江先生(主席)、吳智明先生(行政總裁)、梁煒才先生及楊永東先生；本公司非執行董事為劉偉楨先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant Robinson先生。

此乃要件　請即處理

閣下如對本通函之任何方面或應辦之手續**有任何疑問**，應諮詢　閣下之持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已售出或轉讓所有名下之安寧控股有限公司股份，應立即將本通函連同隨附之代表委任表格送交買主或經手買賣或轉讓之銀行、持牌證券商或其他代理商，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確性或完整性亦無發表任何聲明，並明確表示不會就本通函全部或任何部份內容，或因倚賴該等內容而引致之任何損失承擔任何責任。



ENM HOLDINGS LIMITED
安寧控股有限公司

(於香港註冊成立的有限公司)
(股份代號：**128**)

重選董事、
發行股份之一般授權、
修訂章程細則之建議
及
股東週年大會通告

本公司將於二零零六年六月二日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，大會通告載於本通函第12至15頁。無論　閣下能否出席大會，務請盡快按隨附之代表委任表格上所印列之指示填妥，並交回本公司之註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會(視情況而定)指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可出席大會或其任何續會(視情況而定)及於會上投票。

二零零六年四月二十八日

目　錄

頁次

釋義 1

董事會函件 2

緒言 2

重選董事 2

發行股份之一般授權 3

修訂章程細則 3

股東週年大會 3

要求以投票方式表決之程序 4

推薦建議 4

附錄一重選董事 5

股東週年大會通告 12

於本通函內，除文義另有所指外，下列詞彙之涵義載列如下：

「股東週年大會」	指	本公司將於二零零六年六月二日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行之股東週年大會或其任何續會
「章程細則」	指	本公司之組織章程細則
「董事會」	指	不時之董事會
「企業管治守則」	指	載於上市規則附錄十四之《企業管治常規守則》
「公司條例」	指	香港法例第32章《公司條例》
「本公司」	指	安寧控股有限公司，根據公司條例於香港註冊成立之有限公司，其股份於聯交所主板上市
「董事」	指	本公司之董事
「本集團」	指	本公司及其附屬公司
「最後實際可行日期」	指	二零零六年四月二十四日，即本通函付印前就確定其中所載若干資料之最後實際可行日期
「上市規則」	指	聯交所證券上市規則
「證券及期貨條例」	指	香港法例第571章《證券及期貨條例》
「股份」	指	本公司已發行股本中每股面值0.01港元之普通股
「股東」	指	股份持有人
「聯交所」	指	香港聯合交易所有限公司
「附屬公司」	指	按公司條例定義之本公司一家附屬公司，而「該等附屬公司」一詞亦按此詮釋



ENM HOLDINGS LIMITED
安寧控股有限公司
(於香港註冊成立的有限公司)
(股份代號：128)

執行董事：
梁榮江先生(主席)
吳智明先生(行政總裁)
梁煒才先生
楊永東先生

非執行董事：
劉偉楷先生

獨立非執行董事：
趙世曾博士
陳正博士
Ian Grant ROBINSON先生

註冊辦事處：
香港
九龍
尖沙咀東部
麼地道77號
華懋廣場15樓1502室

敬啟者：

重選董事、
發行股份之一般授權、
修訂章程細則之建議
及
股東週年大會通告

緒言

本通函旨在為　閣下提供關於重選董事、授予董事會發行股份之一般授權及修訂章程細則之建議之資料，並尋求　閣下於股東週年大會上批准關於此等事宜之普通決議案及特別決議案。

重選董事

根據章程細則第101條規定，梁榮江先生、楊永東先生及陳正博士須於股東週年大會上輪值告退，惟彼等符合資格，願膺選連任。

根據上市規則規定須披露之上述董事之詳情載於本通函之附錄。

發行股份之一般授權

於二零零五年六月三日舉行之本公司上屆股東週年大會上，董事會獲授予發行股份之一般授權。該授權將於股東週年大會結束時失效。為使董事會具靈活性及可酌情於合適情況下發行任何股份，將於股東週年大會上提呈一項普通決議案，以授予董事會一般及無條件授權，行使本公司所有權力配發、發行及處理合共最多達有關授予該授權之決議案通過當日本公司已發行股本總面值20%之股份及其他證券。

修訂章程細則

為符合自二零零五年一月一日起生效之企業管治守則之規定，董事建議對章程細則作出相應修訂。主要修訂概述如下：

(a) 按上市規則規定以投票方式進行表決；

(b) 按上市規則規定披露投票數字；及

(c) 列明每一位董事(包括該等以特定任期獲委任之董事)將須最少每三年一次輪值告退。

建議修訂章程細則之全文載於本通函第12至15頁之股東週年大會通告中之第5項決議案。

股東週年大會

召開股東週年大會之通告載於本通函第12至15頁。於股東週年大會上將提呈(其中包括)有關重選董事、授予董事會發行股份之一般授權及修訂章程細則之決議案。

本通函隨附股東週年大會適用之代表委任表格。無論　閣下能否親身出席股東週年大會，務請盡快按照代表委任表格上所印列之指示填妥，並交回本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於股東週年大會指定舉行時間四十八小時前交回。填妥及交回代表委任表格後，　閣下仍可親身出席股東週年大會及於會上投票。

要求以投票方式表決之程序

根據章程細則第73條，於股東週年大會上就所提呈之決議案須以舉手方式表決，惟(於宣佈以舉手方式表決之結果之前或之時)正式要求以投票方式表決則除外，以下人士可要求以投票方式表決：

(a) 股東週年大會主席；或

(b) 至少三名親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或當時有權在股東週年大會上投票之受委代表；或

(c) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等之投票權，乃不少於有權出席股東週年大會及於會上投票之全體股東之總投票權之十分之一；或

(d) 任何親身出席之股東或倘股東為一家公司，則為其正式授權之代表，或受委代表，而彼等所持有附帶權利可出席股東週年大會及於會上投票之股份，其已繳足之總金額不少於附帶上述權利之所有股份之繳足總金額之十分之一。

推薦建議

董事會認為，重選董事、授予董事會發行股份之一般授權及修訂章程細則之建議符合本公司及股東之最佳利益，並推薦股東就將於股東週年大會上提呈有關上述建議之決議案投贊成票。

此致

列位股東　台照

承董事會命
安寧控股有限公司
主席
梁榮江

香港，二零零六年四月二十八日

以下為有關三位將於股東週年大會重選之董事截至最後實際可行日期之資料。

(1) **梁榮江先生**

(主席、執行董事及薪酬委員會主席)

梁先生現年五十九歲，本公司主席。梁先生於二零零零年十二月加入本公司為執行董事，並於二零零一年三月獲委任為主席，他亦為本公司薪酬委員會主席。梁先生乃華懋集團公司之董事，擁有逾三十年之財務及地產發展管理經驗，梁先生亦為香港地產行政學會資深會員及香港地產建設商會執行委員會成員。

梁先生不但是本公司若干附屬公司之董事，亦為卓能(集團)有限公司(其股份於聯交所主板上市)之獨立非執行董事及台灣健亞生物科技股份有限公司(其股份於台灣財團法人中華民國證券櫃檯買賣中心買賣)之董事。

梁先生並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。梁先生現時可享月薪24,000港元及董事袍金每年40,000港元，此等酬金乃由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，梁先生並無享有本公司任何其他酬金。

除以上所披露者外，梁先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

梁先生與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，梁先生擁有證券及期貨條例第XV部所指之公司權益200,000股股份，相當於本公司已發行股本0.012%。

並無任何法定機構或監管機關對梁先生作出任何公開制裁。

梁先生從未被判定破產或無償債能力，而他亦從未與其債權人訂立債務償還安排或訂立任何形式之還款安排協議或債務重整協議。

梁先生並無牽涉任何尚未解決且仍然有效之判決或法院頒令。

(i)於梁先生出任任何企業、公司或非法團之營運企業董事之期間內，或倘該等企業、公司或非法團之營運企業於中國成立，於梁先生出任其董事、監事或經理之期間內；或(ii)

於梁先生終止擔任此等公司之董事、監事或經理(視乎情況而定)起計十二個月內，該等公司並無被解散或被勒令清盤(倘在有關公司具備償債能力之情況下，由股東提出自願清盤則作別論)或破產、或涉及類似之法律程序、或與債權人訂立任何形式之還款安排協議或債務重整協議、或被委任清盤人、受託人或類似任務之執行人員。

梁先生從未被判定觸犯上市規則第13.51(2)(m)條所提述之任何罪行。

梁先生從未被根據證券及期貨條例第XIII部或第XIV部視為內幕交易人士，亦從未被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管機關裁定違反任何證券或金融市場法例、規則或規例。

以往或現時與梁先生有關連之任何企業、公司或非法團之營運企業，或梁先生現時或以往擔任高級人員、監事或經理之任何企業、公司或非法團之營運企業，於梁先生與上述公司有關連及／或擔任高級人員、監事或經理之期間內，該等公司從未被根據證券及期貨條例第XIII部或第XIV部視為內幕交易人士。

梁先生以往或現時為控股股東、監事、經理、董事或高級人員之任何企業、公司或非法團之營運企業，於梁先生為該等公司之控股股東、監事、經理、董事或高級人員之期間內，從未被裁定觸犯內幕交易罪或牽涉內幕交易，或被任何法院或主管機關裁定違反任何證券或金融市場法例、規則或規例。

就成立或管理任何企業、公司、合夥商號或非法團之營運企業或機構，梁先生從未被任何法院或仲裁機構裁定須對該等企業、公司、合夥商號或非法團之營運企業或機構或有關股東或合夥人承擔任何詐騙、失職或其他行為失當的民事責任。

梁先生以往或現時為合夥人、董事、監事或經理之任何企業、公司、合夥商號或非法團之營運企業，於梁先生為此等公司之其中一名合夥人、董事、監事或經理之期間內，從未被撤銷其商業登記證或牌照。

梁先生從未根據任何適用之法例、規則或規例或任何主管機關，被判定不合資格或視為不適宜擔任任何企業、公司或非法團之營運企業董事、監事或經理，或不合資格參與管理或經營任何企業、公司或非法團之營運企業之業務。

梁先生並不知悉其受到任何司法、監管或政府機關之調查。

梁先生從未被任何專業學會拒絕加入為會員，而於其以往及現時身為會員之任何專業學會內亦從未受到譴責或紀律處分，梁先生亦從未被任何此等學會取消會員資格，而其所持之執業證書或任何其他形式之專業證書或牌照亦從未被附加任何特別條件。

梁先生以往及現時從未加入任何三合會或其他非法組織。

梁先生現時並無：(i)遭任何證券監管機關(包括香港收購委員會或任何其他證券監管委員會或小組)提出或展開任何調查、聆訊或法律程序，或(ii)涉及有關指稱其於以往或現時因違反任何證券法例、條例或法規而進行之任何法律訴訟。梁先生並非任何現時正進行之刑事法律訴訟中之答辯人。

除以上所披露者外，並無其他事宜須提請股東注意。

(2) **楊永東先生**
(執行董事)

楊先生現年五十一歲，於二零零一年十月加入本公司為執行副總裁，並於二零零二年十一月獲委任為本公司執行董事，負責本集團之投資業務。在此之前，楊先生曾於本港一間上市公司擔任董事總經理之私人助理逾十年，負責香港、中國及東南亞地區項目投資及發展業務。楊先生亦曾出任一家美資銀行之商業貸款部經理及於一所國際會計師行出任核數師。楊先生於一九七八年獲得美國印第安納大學的工商管理碩士學位，並於同年通過美國執業會計師公會之公開考試。

楊先生亦為本公司若干附屬公司之董事。

楊先生與本公司已訂立服務協議，該協議並無列明受聘期，而根據此協議楊先生可享月薪130,000港元，以及由董事會於參考本公司表現後全權酌情釐定之不定額花紅。楊先生之董事任期須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。楊先生現時可享董事袍金每年20,000港元，而其酬金是由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，楊先生並無享有本公司任何其他酬金。

除以上所披露者外，楊先生並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

楊先生與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，楊先生並無擁有證券及期貨條例第XV部所指之任何股份權益。

並無任何法定機構或監管機關對楊先生作出任何公開制裁。

楊先生從未被判定破產或無償債能力，而他亦從未與其債權人訂立債務償還安排或訂立任何形式之還款安排協議或債務重整協議。

楊先生並無牽涉任何尚未解決且仍然有效之判決或法院頒令。

楊先生於一九九六年六月代表廣南(KK)超級市場有限公司(清盤中)(「廣南KK」)之一位少數股東出任廣南KK之董事，其後於二零零一年八月離任。廣南KK(於香港註冊成立；主要經營連鎖式超級市場零售)因未能於債務到期時償還欠款而於二零零一年六月二十日遭其債權人申請將其清盤，並於二零零一年九月五日獲高等法院頒令清盤。針對廣南KK之索償總額至今為393,540,000港元。廣南KK仍在清盤中。

除上述所披露者外，(i)於楊先生出任任何企業、公司或非法團之營運企業董事之期間內，或倘該等企業、公司或非法團之營運企業於中國成立，於楊先生出任其董事、監事或經理之期間內；或(ii)於楊先生終止擔任此等公司之董事、監事或經理(視乎情況而定)起計十二個月內，該等公司並無被解散或被勒令清盤(倘在有關公司具備償債能力之情況下，由股東提出自願清盤則作別論)或破產、或涉及類似法律程序、或與債權人訂立任何形式之還款安排協議或債務重整協議、或被委任清盤人、受託人或類似任務之執行人員。

楊先生從未被判定觸犯上市規則第13.51(2)(m)條所提述之任何罪行。

楊先生從未被根據證券及期貨條例第XIII部或第XIV部視為內幕交易人士，亦從未被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管機關裁定違反任何證券或金融市場法例、規則或規例。

以往或現時與楊先生有關連之任何企業、公司或非法團之營運企業，或楊先生現時或以往擔任高級人員、監事或經理之任何企業、公司或非法團之營運企業，於楊先生與上述公司有關連及／或擔任高級人員、監事或經理之期間內，該等公司從未被根據證券及期貨條例第XIII部或第XIV部視為內幕交易人士。

楊先生以往或現時為控股股東、監事、經理、董事或高級人員之任何企業、公司或非法團之營運企業，於楊先生為該等公司之控股股東、監事、經理、董事或高級人員之期間內，從未被裁定觸犯內幕交易罪或牽涉內幕交易，或被任何法院或主管機關裁定違反任何證券或金融市場法例、規則或規例。

就成立或管理任何企業、公司、合夥商號或非法團之營運企業或機構，楊先生從未被任何法院或仲裁機構裁定須對該等企業、公司、合夥商號或非法團之營運企業或機構或有關股東或合夥人承擔任何詐騙、失職或其他行為失當的民事責任。

楊先生以往或現時為合夥人、董事、監事或經理之任何企業、公司、合夥商號或非法團之營運企業，於楊先生為此等公司之其中一名合夥人、董事、監事或經理之期間內，從未被撤銷其商業登記證或牌照。

楊先生從未根據任何適用之法例、規則或規例或任何主管機關，被判定不合資格或視為不適宜擔任任何企業、公司或非法團之營運企業董事、監事或經理，或不合資格參與管理或經營任何企業、公司或非法團之營運企業之業務。

楊先生並不知悉其受到任何司法、監管或政府機關之調查。

楊先生從未被任何專業學會拒絕加入為會員，而於其以往及現時身為會員之任何專業學會內亦從未受到譴責或紀律處分，楊先生亦從未被任何此等學會取消會員資格，而其所持之執業證書或任何其他形式之專業證書或牌照亦從未被附加任何特別條件。

楊先生以往及現時從未加入任何三合會或其他非法組織。

楊先生現時並無：(i)遭任何證券監管機關（包括香港收購委員會或任何其他證券監管委員會或小組）提出或展開任何調查、聆訊或法律程序，或(ii)涉及有關指稱其於以往或現時因違反任何證券法例、條例或法規而進行之任何法律訴訟。楊先生並非任何現時正進行之刑事法律訴訟中之答辯人。

除以上所披露者外，並無其他事宜須提請股東注意。

(3) **陳正博士**
(獨立非執行董事及審核委員會成員)

陳博士現年五十一歲，於二零零三年二月加入本公司成為獨立非執行董事；他亦為本公司審核委員會成員。陳博士於生物製藥業務方面擁有廣泛經驗及專業知識。陳博士現擔任台灣健亞生物科技股份有限公司（其股份於台灣財團法人中華民國證券櫃檯買賣中心買

賣)之主席及總經理。在此之前，陳博士擔任美國健亞股份有限公司亞洲業務副總裁。陳博士亦曾於諾華製藥公司之新藥發明及研究方面工作八年。陳博士擁有逾三十篇著作及十項專利。陳博士持有美國紐約羅徹斯特大學化學博士學位。

陳博士並非按特定任期委任，惟須按照章程細則於本公司股東週年大會上輪值告退及膺選連任。陳博士現時可享董事袍金每年20,000港元，此乃由董事會經參照其於本集團之職務及責任及本集團之薪酬政策後釐定。除上述者外，陳博士並無享有本公司任何其他酬金。

除以上所披露者外，陳博士並無於本公司或本集團其他成員公司擔任任何職位，及於最後實際可行日期前三年內，亦無在其他上市公司擔任董事職務。

陳博士與任何董事、本公司高級管理層或主要股東或控股股東概無關係。

於最後實際可行日期，陳博士並無擁有證券及期貨條例第XV部所指之任何股份權益。

並無任何法定機構或監管機關對陳博士作出任何公開制裁。

陳博士從未被判定破產或無償債能力，而他亦從未與其債權人訂立債務償還安排或訂立任何形式之還款安排協議或債務重整協議。

陳博士並無牽涉任何尚未解決且仍然有效之判決或法院頒令。

(i)於陳博士出任任何企業、公司或非法團之營運企業董事之期間內，或倘該等企業、公司或非法團之營運企業於中國成立，於陳博士出任其董事、監事或經理之期間內；或(ii)於陳博士終止擔任此等公司之董事、監事或經理(視乎情況而定)起計十二個月內，該等公司並無被解散或被勒令清盤(倘在有關公司具備償債能力之情況下，由股東提出自願清盤則作別論)或破產、或涉及類似法律程序、或與債權人訂立任何形式之還款安排協議或債務重整協議、或被委任清盤人、受託人或類似任務之執行人員。

陳博士從未被判定觸犯上市規則第13.51(2)(m)條所提述之任何罪行。

陳博士從未被根據證券及期貨條例第XIII部或第XIV部視為內幕交易人士，亦從未被裁定觸犯內幕交易罪或牽涉內幕交易，或遭任何法院或主管機關裁定違反任何證券或金融市場法例、規則或規例。

以往或現時與陳博士有關連之任何企業、公司或非法團之營運企業，或陳博士現時或以往擔任高級人員、監事或經理之任何企業、公司或非法團之營運企業，於陳博士與上述公司有關連及／或擔任高級人員、監事或經理之期間內，該等公司從未被根據證券及期貨條例第XIII部或第XIV部視為內幕交易人士。

陳博士以往或現時為控股股東、監事、經理、董事或高級人員之任何企業、公司或非法團之營運企業，於陳博士為該等公司之控股股東、監事、經理、董事或高級人員之期間內，從未被裁定觸犯內幕交易罪或牽涉內幕交易，或被任何法院或主管機關裁定違反任何證券或金融市場法例、規則或規例。

就成立或管理任何企業、公司、合夥商號或非法團之營運企業或機構，陳博士從未被任何法院或仲裁機構裁定須對該等企業、公司、合夥商號或非法團之營運企業或機構或有關股東或合夥人承擔任何詐騙、失職或其他行為失當的民事責任。

陳博士以往或現時為合夥人、董事、監事或經理之任何企業、公司、合夥商號或非法團之營運企業，於陳博士為此等公司之其中一名合夥人、董事、監事或經理之期間內，從未被撤銷其商業登記證或牌照。

陳博士從未根據任何適用之法例、規則或規例或任何主管機關，被判定不合資格或視為不適宜擔任任何企業、公司或非法團之營運企業董事、監事或經理，或不合資格參與管理或經營任何企業、公司或非法團之營運企業之業務。

陳博士並不知悉其受到任何司法、監管或政府機關之調查。

陳博士從未被任何專業學會拒絕加入為會員，而於其以往及現時身為會員之任何專業學會內亦從未受到譴責或紀律處分，陳博士亦從未被任何此等學會取消會員資格，而其所持之執業證書或任何其他形式之專業證書或牌照亦從未被附加任何特別條件。

陳博士以往及現時從未加入任何三合會或其他非法組織。

陳博士現時並無：(i)遭任何證券監管機關（包括香港收購委員會或任何其他證券監管委員會或小組）提出或展開任何調查、聆訊或法律程序，或(ii)涉及有關指稱其於以往或現時因違反任何證券法例、條例或法規而進行之法律訴訟。陳博士並非任何現時正進行之刑事法律訴訟中之答辯人。

除以上所披露者外，並無其他事宜須提請股東注意。



ENM HOLDINGS LIMITED
安寧控股有限公司
(於香港註冊成立的有限公司)
股份代號：128

茲通告安寧控股有限公司(「本公司」)謹訂於二零零六年六月二日星期五上午十時正，假座香港新界荃灣老圍顯達路10號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

普通決議案

1. 省覽及考慮截至二零零五年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

2. 重選退任董事及授權董事會釐定其酬金。

3. 重新委任核數師及授權董事會釐定其酬金。

4. 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准董事會於有關期間(定義見下文)內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權董事會於有關期間內作出或授予或須於有關期間內或結束後行使該等權力之售股建議、協議及購股權；

(c) 董事會根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股(定義見下文)或(ii)根據本公司之任何購股權計劃而行使之購股權外，不得超過於本決議案

獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束之日；

(ii) 本公司組織章程細則或《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在董事會所訂定之期間內，向載列於某一指定記錄日期之本公司股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議(惟董事會有權就零碎股份或因適用於本公司之本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排)。」

特別決議案

5. 作為特別事項，考慮並酌情通過(不論會否作出修訂)下列決議案為特別決議案：

「**動議**對本公司之現有章程細則作出如下修訂：

(a) 章程細則第73條

刪除章程細則第73(d)條末端之句號，於緊隨其後以分號及「或」字取代，並加入下文：

「(e) 倘上市規則規定，個別或共同持有代表委任表格所涉及之股份佔該大會上總表決權百分之五(5%)或以上之任何一名或多名董事。」

(b) 章程細則第74條

於章程細則第74條末端加入下文：

「倘上市規則規定須作出披露，則本公司須披露以投票方式進行表決的票數。」

(c) 章程細則第101條

刪除章程細則第101條之全文，並以下文取代：

「101. 儘管組織章程細則有任何其他條文，於每屆股東週年大會上，其時三分之一之董事（或倘其人數並非三(3)或三(3)之倍數，則為最接近但不少於三分之一之人數）須輪值退任，並將合資格膺選連任，惟每名董事須最少每三年退任一次。須退任之董事（包括按特定任期委任之董事）為自上次當選以來在位最長之董事，而就於同日成為董事之人士而言，（除非彼等另有協定）則以抽籤決定退任之人選。」　」

承董事會命
安寧控股有限公司
公司秘書
鄭佩敏

香港，二零零六年四月二十八日

註冊辦事處：
香港九龍
尖沙咀東部
麼地道77號
華懋廣場
15樓1502室

附註：

1. 凡有權出席大會及於會上投票之本公司股東，均有權委派一位或以上代表，代其出席及投票。受委代表毋須為本公司股東。

2. 隨附為大會適用之代表委任表格。代表委任表格連同授權簽署該表格之授權書或其他授權文件（如有）或由公證人簽署證明之該等授權書或授權文件副本，必須盡快送達本公司註冊辦事處，地址為香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，惟在任何情況下，最遲須於大會或其任何續會指定舉行時間四十八小時前送達，方為有效。

3. 如屬任何股份之聯名持有人，任何一名該等持有人均可親自或委派代表就有關股份於大會上投票，猶如彼為唯一有權投票者；惟倘若超過一位該聯名持有人親自或委派代表出席大會，則僅就該等股份於本公司股東名冊內排名列首位之出席人士方有權就該等股份投票。

4. 填妥及交回代表委任表格後，股東仍可親自出席大會或其任何續會，並於會上投票。如股東在遞交代表委任表格後出席大會，則其代表委任表格將視為撤銷。

5. 於本通告日期，本公司執行董事為梁榮江先生（主席）、吳智明先生（行政總裁）、梁煒才先生及楊永東先生；本公司非執行董事為劉偉楷先生；而本公司獨立非執行董事則為趙世曾博士、陳正博士及Ian Grant Robinson先生。

3. Where there are joint holders of any share, any one of such holders may vote at the meeting, either in person or by proxy, in respect of such share as if he were solely entitled to vote, but if more than one of such joint holders are present at the meeting in person or by proxy, the person so present whose name stands first in the register of members of the Company in respect of such share shall alone be entitled to vote in respect of it.

4. Completion and return of the form of proxy will not preclude a shareholder from attending the meeting and voting in person at the meeting or any adjourned meeting if he so desires. If a shareholder attends the meeting after having deposited the form of proxy, his form of proxy will be deemed to have been revoked.

5. As at the date hereof, the executive directors of the Company are Mr. Joseph Wing Kong LEUNG (Chairman), Mr. James C. NG (Chief Executive Officer), Mr. Derek Wai Choi LEUNG and Mr. Wing Tung YEUNG, the non-executive director of the Company is Mr. Raymond Wai Pun LAU, and the independent non-executive directors of the Company are Dr. Cecil Sze Tsung CHAO, Dr. Jen CHEN and Mr. Ian Grant ROBINSON.

(b) Article 74

By inserting the following sentence at the end of Article 74:

"The Company shall only be required to disclose the voting figures on a poll if such disclosure is required by the Listing Rules."

(c) Article 101

By deleting Article 101 in its entirety and substituting therefor the following:

"101. Notwithstanding any other provisions in the Articles of Association, at each annual general meeting, one-third of the Directors for the time being, or, if their number is not three (3) or a multiple of three (3), then the number nearest to but not less than one-third, shall retire from office by rotation but shall be eligible for re-election, provided that every Director shall be subject to retirement at least once every three years. The Directors (including those appointed for a special term) to retire in every year shall be those who have been longest in office since their last election but as between persons who became Directors on the same day those to retire shall (unless they otherwise agree between themselves) be determined by lot." "

By order of the Board
ENM Holdings Limited
Pui Man CHENG
Company Secretary

Hong Kong, 28 April 2006

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon
Hong Kong

Notes:

1. Any shareholder of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

2. A form of proxy for use at the meeting is enclosed. To be valid, the proxy form, together with any power of attorney or other authority (if any) under which it is signed, or a notarially certified copy of that power of attorney or authority, must be deposited at the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding of the meeting or any adjournment thereof.

exercise of options granted under any share option schemes of the Company, shall not in aggregate exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Board of Directors to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the Board of Directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong applicable to the Company)."

SPECIAL RESOLUTION

5. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as a Special Resolution:

"**THAT** the existing Articles of Association of the Company be and are hereby amended in the following manner:

(a) Article 73

By deleting the full-stop at the end of Article 73(d) and replacing therewith a semi-colon and the word "or" immediately thereafter and by inserting the following:

"(e) if required by the Listing Rules, by any Director or Directors who, individually or collectively, hold proxies in respect of shares representing five per cent. (5%) or more of the total voting rights at such meeting."



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

NOTICE IS HEREBY GIVEN that an Annual General Meeting of ENM Holdings Limited (the "Company") will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 2 June 2006 at 10:00 a.m. for the following purposes:-

ORDINARY RESOLUTIONS

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2005.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix their remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

   "THAT:

   (a) subject to paragraph (c) of this Resolution and pursuant to section 57B of the Companies Ordinance, the exercise by the Board of Directors during the Relevant Period (as hereinafter defined) of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

   (b) the approval in paragraph (a) of this Resolution shall authorise the Board of Directors during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers during or after the end of the Relevant Period;

   (c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Board of Directors pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue (as hereinafter defined) or (ii) the

No enterprise, company or unincorporated business enterprise with which Dr. Chen was or is connected, or for which he acts or has acted as an officer, supervisor or manager has been identified as an insider dealer pursuant to Parts XIII or XIV of the SFO at any time during the period when he was connected and/or acted as an officer, supervisor or manager.

No enterprise, company or unincorporated business enterprise, in which Dr. Chen was or is a controlling shareholder, supervisor, manager, director or officer, has been found guilty of or been involved in insider dealing, or been held by any court or competent authority to be in breach of any securities or financial markets laws, rules or regulations at any time during the period when he was a controlling shareholder, supervisor, manager, director or officer.

Dr. Chen has not been adjudged by a court or arbitral body civilly liable for any fraud, breach of duty or other misconduct by him towards an enterprise, a company, a partnership or an unincorporated business enterprise or an institution, or towards any of its members or partners in connection with the formation or management of such enterprise, company, partnership, unincorporated business enterprise or institution.

No enterprise, company, partnership or unincorporated business enterprise of which Dr. Chen was or is a partner, director, supervisor or manager has had its business registration or licence revoked at any time during the period when he was one of its partners, directors, supervisors, or managers.

Dr. Chen has not at any time been disqualified from holding, or deemed unfit to hold, the position of director, supervisor or manager of an enterprise, a company or an unincorporated business enterprise, or been disqualified from being involved in the management or conduct of the affairs of an enterprise, a company or an unincorporated business enterprise, pursuant to any applicable law, rule or regulation or by any competent authority.

Dr. Chen is not on notice of any investigation of him by any judicial, regulatory or governmental authority.

Dr. Chen has not at any time been refused admission to membership of any professional body, or been censured or disciplined by any such body to which he belongs or belonged, or been disqualified from membership in any such body, or held a practising certificate or any other form of professional certificate or licence subject to special conditions.

Dr. Chen is not now or has not at any time been a member of a triad or other illegal society.

Dr. Chen is not currently subject to (i) any investigation, hearing or proceeding brought or instituted by any securities regulatory authority, including the Hong Kong Takeovers Panel or any other securities regulatory commission or panel, or (ii) any judicial proceeding in which violation of any securities law, rule or regulation is or was alleged. He is not a defendant in any current criminal proceeding.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders.

Operation in Genelabs Technologies, Inc. in the US. He had also worked in Novartis Pharmaceuticals Corporation for eight years in areas of new drug discovery and research. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

Dr. Chen is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Dr. Chen is currently entitled to an annual director's fee of HK$20,000 which is determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Dr. Chen is not entitled to any other emoluments from the Company.

Save as disclosed above, Dr. Chen does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Dr. Chen has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Dr. Chen does not have any interest in the Shares within the meaning of Part XV of the SFO.

No public sanctions have been made against Dr. Chen by statutory or regulatory authorities.

Dr. Chen has not at any time been adjudged bankrupt or insolvent. He has not at any time been a party to a deed of arrangement or entered into any form of arrangement or composition with his creditors.

There are no unsatisfied judgments or court orders of continuing effect against Dr. Chen.

No enterprise, company or unincorporated business enterprise has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it (i) during the period when Dr. Chen was one of its directors or, in the case of an enterprise, a company or an unincorporated business enterprise established in the PRC, during the period when he was one of its directors, supervisors or managers, or (ii) within 12 months after his ceasing to act as one of its directors, supervisors or managers, as the case may be.

Dr. Chen has not been convicted of any offences as mentioned in Rule 13.51(2)(m) of the Listing Rules.

Dr. Chen has not at any time been identified as an insider dealer pursuant to Parts XIII or XIV of the SFO. He has not at any time been found guilty of or been involved in insider dealing, or been held by any court or competent authority to be in breach of any securities or financial markets laws, rules or regulations.

Mr. Yeung has not been adjudged by a court or arbitral body civilly liable for any fraud, breach of duty or other misconduct by him towards an enterprise, a company, a partnership or an unincorporated business enterprise or an institution, or towards any of its members or partners in connection with the formation or management of such enterprise, company, partnership, unincorporated business enterprise or institution.

No enterprise, company, partnership or unincorporated business enterprise of which Mr. Yeung was or is a partner, director, supervisor or manager has had its business registration or licence revoked at any time during the period when he was one of its partners, directors, supervisors, or managers.

Mr. Yeung has not at any time been disqualified from holding, or deemed unfit to hold, the position of director, supervisor or manager of an enterprise, a company or an unincorporated business enterprise, or been disqualified from being involved in the management or conduct of the affairs of an enterprise, a company or an unincorporated business enterprise, pursuant to any applicable law, rule or regulation or by any competent authority.

Mr. Yeung is not on notice of any investigation of him by any judicial, regulatory or governmental authority.

Mr. Yeung has not at any time been refused admission to membership of any professional body, or been censured or disciplined by any such body to which he belongs or belonged, or been disqualified from membership in any such body, or held a practising certificate or any other form of professional certificate or licence subject to special conditions.

Mr. Yeung is not now or has not at any time been a member of a triad or other illegal society.

Mr. Yeung is not currently subject to (i) any investigation, hearing or proceeding brought or instituted by any securities regulatory authority, including the Hong Kong Takeovers Panel or any other securities regulatory commission or panel, or (ii) any judicial proceeding in which violation of any securities law, rule or regulation is or was alleged. He is not a defendant in any current criminal proceeding.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders.

(3) **Dr. Jen CHEN**
(Independent Non-Executive Director and Member of Audit Committee)

Dr. Chen, aged 51, joined the Company as Independent Non-Executive Director in February 2003. He is also a member of the Audit Committee of the Company. Dr. Chen has extensive experience and professional knowledge in the biopharmaceutical industry. Dr. Chen is the Chairman and General Manager of Genovate Biotechnology Company Limited, whose shares are traded on the Gre Tai Securities Market in Taiwan. Prior to this appointment, Dr. Chen was the Vice President of Asian

As at the Latest Practicable Date, Mr. Yeung does not have any interest in the Shares within the meaning of Part XV of the SFO.

No public sanctions have been made against Mr. Yeung by statutory or regulatory authorities.

Mr. Yeung has not at any time been adjudged bankrupt or insolvent. He has not at any time been a party to a deed of arrangement or entered into any form of arrangement or composition with his creditors.

There are no unsatisfied judgments or court orders of continuing effect against Mr. Yeung.

Mr. Yeung represented a minority shareholder of Guangnan (KK) Supermarket Limited (In Liquidation) ("Guangnan KK") to serve as director of Guangnan KK in June 1996 and resigned as director in August 2001. Guangnan KK, incorporated in Hong Kong majoring the chain supermarket retail sale, was petitioned to be wound up by a creditor on 20 June 2001 due to its inability to repay debts when due and was wound up by the High Court on 5 September 2001. The total amount of claims received against Guangnan KK thus far is HK$393.54 million. Guangnan KK is still in liquidation.

Saved as disclosed above, no enterprise, company or unincorporated business enterprise has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it (i) during the period when Mr. Yeung was one of its directors or, in the case of an enterprise, a company or an unincorporated business enterprise established in the PRC, during the period when he was one of its directors, supervisors or managers, or (ii) within 12 months after his ceasing to act as one of its directors, supervisors or managers, as the case may be.

Mr. Yeung has not been convicted of any offences as mentioned in Rule 13.51(2)(m) of the Listing Rules.

Mr. Yeung has not at any time been identified as an insider dealer pursuant to Parts XIII or XIV of the SFO. He has not at any time been found guilty of or been involved in insider dealing, or been held by any court or competent authority to be in breach of any securities or financial markets laws, rules or regulations.

No enterprise, company or unincorporated business enterprise with which Mr. Yeung was or is connected, or for which he acts or has acted as an officer, supervisor or manager has been identified as an insider dealer pursuant to Parts XIII or XIV of the SFO at any time during the period when he was connected and/or acted as an officer, supervisor or manager.

No enterprise, company or unincorporated business enterprise, in which Mr. Yeung was or is a controlling shareholder, supervisor, manager, director or officer, has been found guilty of or been involved in insider dealing, or been held by any court or competent authority to be in breach of any securities or financial markets laws, rules or regulations at any time during the period when he was a controlling shareholder, supervisor, manager, director or officer.

Mr. Leung has not at any time been refused admission to membership of any professional body, or been censured or disciplined by any such body to which he belongs or belonged, or been disqualified from membership in any such body, or held a practising certificate or any other form of professional certificate or licence subject to special conditions.

Mr. Leung is not now or has not at any time been a member of a triad or other illegal society.

Mr. Leung is not currently subject to (i) any investigation, hearing or proceeding brought or instituted by any securities regulatory authority, including the Hong Kong Takeovers Panel or any other securities regulatory commission or panel, or (ii) any judicial proceeding in which violation of any securities law, rule or regulation is or was alleged. He is not a defendant in any current criminal proceeding.

Save as disclosed above, there are no other matters that need to be brought to the attention of the Shareholders.

(2) **Mr. Wing Tung YEUNG**
(Executive Director)

Mr. Yeung, aged 51, joined the Company as Executive Vice President in October 2001 and became Executive Director in November 2002. Mr. Yeung is responsible for the investments of the Group. Prior to his appointment, Mr. Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than ten years, in charge of project investments and developments in Hong Kong, PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr. Yeung obtained his MBA from Indiana University, USA in 1978 and passed the board examination of the American Institute of Certified Public Accountants in the same year.

Mr. Yeung also serves as director to certain subsidiaries of the Company.

Mr. Yeung has entered into a service contract with the Company. There is no specific length of employment in his service contract. Pursuant to the service agreement, he is entitled to a monthly salary of HK$130,000 plus a discretionary bonus as determined by the Board at its absolute discretion having regard to the Company's performance. Mr. Yeung's appointment as Director is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Yeung is currently entitled to an annual director's fee of HK$20,000. His emoluments are determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Mr. Yeung is not entitled to any other emoluments from the Company.

Save as disclosed above, Mr. Yeung does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Mr. Yeung has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

bankruptcy or been the object of an analogous proceeding, or entered into any form of arrangement or composition with creditors, or had a receiver, trustee or similar officer appointed over it (i) during the period when Mr. Leung was one of its directors or, in the case of an enterprise, a company or an unincorporated business enterprise established in the PRC, during the period when he was one of its directors, supervisors or managers, or (ii) within 12 months after his ceasing to act as one of its directors, supervisors or managers, as the case may be.

Mr. Leung has not been convicted of any offences as mentioned in Rule 13.51(2)(m) of the Listing Rules.

Mr. Leung has not at any time been identified as an insider dealer pursuant to Parts XIII or XIV of the SFO. He has not at any time been found guilty of or been involved in insider dealing, or been held by any court or competent authority to be in breach of any securities or financial markets laws, rules or regulations.

No enterprise, company or unincorporated business enterprise with which Mr. Leung was or is connected, or for which he acts or has acted as an officer, supervisor or manager has been identified as an insider dealer pursuant to Parts XIII or XIV of the SFO at any time during the period when he was connected and/or acted as an officer, supervisor or manager.

No enterprise, company or unincorporated business enterprise, in which Mr. Leung was or is a controlling shareholder, supervisor, manager, director or officer, has been found guilty of or been involved in insider dealing, or been held by any court or competent authority to be in breach of any securities or financial markets laws, rules or regulations at any time during the period when he was a controlling shareholder, supervisor, manager, director or officer.

Mr. Leung has not been adjudged by a court or arbitral body civilly liable for any fraud, breach of duty or other misconduct by him towards an enterprise, a company, a partnership or an unincorporated business enterprise or an institution, or towards any of its members or partners in connection with the formation or management of such enterprise, company, partnership, unincorporated business enterprise or institution.

No enterprise, company, partnership or unincorporated business enterprise of which Mr. Leung was or is a partner, director, supervisor or manager has had its business registration or licence revoked at any time during the period when he was one of its partners, directors, supervisors, or managers.

Mr. Leung has not at any time been disqualified from holding, or deemed unfit to hold, the position of director, supervisor or manager of an enterprise, a company or an unincorporated business enterprise, or been disqualified from being involved in the management or conduct of the affairs of an enterprise, a company or an unincorporated business enterprise, pursuant to any applicable law, rule or regulation or by any competent authority.

Mr. Leung is not on notice of any investigation of him by any judicial, regulatory or governmental authority.

The following are the particulars, as at the Latest Practicable Date, of the three Directors to be re-elected at the AGM:

(1) **Mr. Joseph Wing Kong LEUNG**
(Chairman, Executive Director and Chairman of Remuneration Committee)

Mr. Leung, aged 59, is the Chairman of the Company. Mr. Leung joined the Company in December 2000 as Executive Director and became Chairman in March 2001. He is also the Chairman of the Remuneration Committee of the Company. Mr. Leung is a Director of Chinachem Group companies. He has over 30 years of experience in finance and management in property development. Mr. Leung is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of The Real Estate Developers Association of Hong Kong.

Mr. Leung also serves as director to certain subsidiaries of the Company. He is also an independent non-executive director of Cheuk Nang (Holdings) Limited, whose shares are listed on the Main Board of the Stock Exchange and a director of Genovate Biotechnology Company Limited, whose shares are traded on the Gre Tai Securities Market in Taiwan.

Mr. Leung is not appointed for a specific term but is subject to retirement by rotation and re-election at annual general meetings of the Company in accordance with the Articles of Association. Mr. Leung is currently entitled to a monthly salary of HK$24,000 and an annual director's fee of HK$40,000 which are determined by the Board with reference to his duties and responsibilities with the Group and the Group's remuneration policy. Save for the aforesaid, Mr. Leung is not entitled to any other emoluments from the Company.

Save as disclosed above, Mr. Leung does not hold any position with the Company and other members of the Group and did not hold any directorship in other listed companies in the past three years preceding the Latest Practicable Date.

Mr. Leung has no relationship with any Directors, senior management of the Company or substantial or controlling Shareholders.

As at the Latest Practicable Date, Mr. Leung has a corporate interest of 200,000 Shares, representing 0.012% of the issued share capital of the Company, within the meaning of Part XV of the SFO.

No public sanctions have been made against Mr. Leung by statutory or regulatory authorities.

Mr. Leung has not at any time been adjudged bankrupt or insolvent. He has not at any time been a party to a deed of arrangement or entered into any form of arrangement or composition with his creditors.

There are no unsatisfied judgments or court orders of continuing effect against Mr. Leung.

No enterprise, company or unincorporated business enterprise has been dissolved or put into liquidation (otherwise than by a members' voluntary winding up when the company was solvent) or

PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 73 of the Articles of Association, the resolutions put to the vote of the AGM shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) duly demanded. A poll may be demanded by:

(a) the Chairman of the AGM; or

(b) at least three Shareholders present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy for the time being entitled to vote at the AGM; or

(c) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all the Shareholders having the right to attend and vote at the AGM; or

(d) any Shareholder(s) present in person or in the case of a Shareholder being a corporation by its duly authorised representative or by proxy and holding Shares conferring a right to attend and vote at the AGM on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

RECOMMENDATION

The Board considers that the proposals for the re-election of Directors, the grant to the Board of the general mandate to issue Shares and the amendments to the Articles of Association are in the best interest of the Company and the Shareholders and recommends the Shareholders to vote in favour of the resolutions in relation to the above proposals to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Joseph Wing Kong LEUNG
Chairman

Details of the above Directors who are required to be disclosed by the Listing Rules are set out in the Appendix to this circular.

GENERAL MANDATE TO ISSUE SHARES

At the last annual general meeting of the Company held on 3 June 2005, a general mandate was given to the Board to issue Shares. Such mandate will lapse at the conclusion of the AGM. In order to ensure flexibility and discretion to the Board in the event that it becomes desirable to issue any Shares, an ordinary resolution will be proposed at the AGM that the Board be given a general and unconditional mandate to exercise all the powers of the Company to allot, issue and deal with Shares and other securities equal in aggregate up to 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of the relevant resolution granting such mandate.

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

In compliance with the CG Code, which came into effective 1 January 2005, the Directors propose to make amendments to the Articles of Association accordingly. The major amendments are summarised as follows:

(a) effect voting by way of a poll as required by the Listing Rules;

(b) disclose the voting figures on a poll if required by the Listing Rules; and

(c) specify that every Director, including those appointed for a specific term, will be subject to retirement by rotation at least once every three years.

Full text of the proposed amendments to the Articles of Association is set out in resolution number 5 in the Notice of Annual General Meeting on pages 12 to 15 of this circular.

ANNUAL GENERAL MEETING

A notice convening the AGM is set out on pages 12 to 15 of this circular. Resolutions in respect of, among other things, the re-election of Directors, the grant to the Board of the general mandate to issue Shares and the amendments to the Articles of Association will be proposed at the AGM.

A form of proxy for use by the Shareholders at the AGM is enclosed. Whether or not you are able to attend the AGM in person, you are requested to complete the form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding such AGM. Completion and return of the form of proxy will not preclude you from attending and voting in person at the AGM should you so wish.



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

Executive Directors:
Mr. Joseph Wing Kong LEUNG *(Chairman)*
Mr. James C. NG *(Chief Executive Officer)*
Mr. Derek Wai Choi LEUNG
Mr. Wing Tung YEUNG

Non-Executive Director:
Mr. Raymond Wai Pun LAU

Independent Non-Executive Directors:
Dr. Cecil Sze Tsung CHAO
Dr. Jen CHEN
Mr. Ian Grant ROBINSON

Registered office:
Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road
Tsimshatsui East
Kowloon
Hong Kong

28 April 2006

To the Shareholders

Dear Sir/Madam,

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

INTRODUCTION

The purpose of this circular is to provide you with information regarding the proposals for the re-election of Directors, the grant to the Board of general mandate to issue Shares and the amendments to the Articles of Association and to seek your approval of the ordinary resolutions and the special resolution relating to these matters at the AGM.

RE-ELECTION OF DIRECTORS

In accordance with Article 101 of the Articles of Association, Mr. Joseph Wing Kong LEUNG, Mr. Wing Tung YEUNG and Dr. Jen CHEN shall retire by rotation at the AGM and, being eligible, offer themselves for re-election.

In this circular, the following expressions shall have the meanings set out below unless the context requires otherwise:

"AGM"	the annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 2 June 2006 at 10:00 a.m. or any adjourned meeting thereof
"Articles of Association"	the articles of association of the Company
"Board" or "Board of Directors"	the board of Directors from time to time
"CG Code"	the Code on Corporate Governance Practices as set out in Appendix 14 of the Listing Rules
"Companies Ordinance"	the Companies Ordinance, Chapter 32 of the Laws of Hong Kong
"Company"	ENM Holdings Limited, a company incorporated in Hong Kong with limited liability under the Companies Ordinance, whose shares are listed on the main board of the Stock Exchange
"Director(s)"	the director(s) of the Company
"Group"	the Company and its Subsidiaries
"Latest Practicable Date"	24 April 2006, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Listing Rules"	the Rules Governing the Listing of Securities on the Stock Exchange
"SFO"	the Securities and Futures Ordinance, Chapter 571 of the Laws of Hong Kong
"Share(s)"	ordinary share(s) of HK$0.01 each in the issued share capital of the Company
"Shareholders"	holders of Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subsidiary"	a subsidiary for the time being of the Company within the meaning of the Companies Ordinance and "Subsidiaries" shall be construed accordingly

CONTENTS

Page

Definitions 1

Letter from the Board 2

Introduction 2

Re-election of Directors 2

General mandate to issue Shares 3

Amendments to the Articles of Association 3

Annual General Meeting 3

Procedure for demanding a poll 4

Recommendation 4

Appendix — Re-election of Directors 5

Notice of Annual General Meeting 12

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult your licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in ENM Holdings Limited, you should at once hand this circular and the accompanying form of proxy to the purchaser or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.



ENM HOLDINGS LIMITED

安寧控股有限公司

(Incorporated in Hong Kong with limited liability)

(Stock code: 128)

PROPOSALS FOR RE-ELECTION OF DIRECTORS, GENERAL MANDATE TO ISSUE SHARES, AMENDMENTS TO THE ARTICLES OF ASSOCIATION AND NOTICE OF ANNUAL GENERAL MEETING

A notice convening an annual general meeting of the Company to be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong on Friday, 2 June 2006 at 10:00 a.m. is set out on pages 12 to 15 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the enclosed form of proxy in accordance with the instructions printed thereon to the registered office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending and voting in person at the meeting or any adjournment thereof (as the case may be) should you so wish.

28 April 2006